8/11

08004237

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evergreen Marine Corp

*CURRENT ADDRESS

PROCESSED
AUG 13 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04420 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 8/14/08

082-04420

RECEIVED

2009 AUG 11 P 1:02

12-31-07
AR/S

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS DECEMBER 31, 2007 AND 2006

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel :(02)2729-6666
Fax:(02)2757-6371

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Stockholders of Evergreen Marine Corporation

We have audited the accompanying consolidated balance sheet of Evergreen Marine Corporation (the Company") and its subsidiaries as of December 31, 2007 and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of Peony Investment S.A., a subsidiary of the Company, and its affiliated companies, which statements reflect total assets of 55,752,105 thousand New Taiwan dollars, constituting 40.32% of the consolidated total assets as of December 31, 2007, and net operating revenues of 42,688,889 thousand New Taiwan dollars, constituting 29.46% of the consolidated net operating revenues for the year then ended. In addition, we did not audit the financial statements of all the investee companies accounted for under the equity method. Long-term investments in these companies amounted to 18,639,656 thousand New Taiwan dollars, constituting 13.48% of the consolidated total assets as of December 31, 2007, and the related investment loss was 261,708 thousand New Taiwan dollars for the year then ended. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our report expressed herein, insofar as it relates to the amounts included for Peony Investment S.A. and its affiliated companies accounted for under the equity method, is based solely on the reports of the other auditors. The consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of December 31, 2006 were audited by other auditors whose report dated March 23, 2007 expressed an unqualified audit report with explanatory paragraph stating that part of the Company and its subsidiaries' investment income accounted for under the equity method for the year ended December 31, 2006 was recognized based on the investees' financial statements audited by other auditors.

We conducted our audit in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation and its subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with the "Rules Governing the Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

As discussed in Note C to the financial statements, effective January 1, 2006, Evergreen Marine Corporation and its subsidiaries adopted the SFAS No. 34, "Accounting for Financial Instruments" and No. 36, "Disclosure and Presentation of Financial Instruments".

PricewaterhouseCoopers

PricewaterhouseCoopers
April 7, 2008
Taipei, Taiwan
Republic of China

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007 AMOUNT	2007 %	2006 AMOUNT	2006 %
ASSETS				
Current Assets				
Cash and cash equivalents (Note 4(1))	$ 21,602,307	16	$ 10,100,138	8
Financial assets at fair value through profit or loss - current (Note 4(2))	1,642,237	1	3,859,195	3
Derivative financial assets for hedging - current (Note 4(3))	-	-	1,864	-
Notes receivable	1,027	-	6,513	-
Accounts receivable, net (Note 4(4))	13,087,798	10	11,806,994	10
Accounts receivable – related parties (Notes 4(4) and 5)	357,704	-	384,488	1
Other receivables (Note 4(5))	1,233,179	1	1,481,408	1
Other receivables - related parties (Notes 4(5) and 5)	111,852	-	110,706	-
Other financial assets - current (Note 4(6))	105,727	-	106,083	-
Inventories (Note 4(7))	2,002,395	2	2,281,116	2
Prepaid expenses	2,232,082	2	936,387	1
Prepayments	198,786	-	136,446	-
Deferred income tax assets – current (Note 4(31))	267,712	-	100,094	-
Restricted assets (Note 6)	184,411	-	134,915	-
Other current assets - other (Notes 4(8) and 5)	3,266,565	2	2,578,769	2
Total current assets	46,293,782	34	34,025,116	28
Funds and Investments				
Available-for-sale financial assets - non-current (Note 4(9))	772,064	-	625,488	-
Financial assets carried at cost - non-current (Note 4(10))	5,040,770	4	5,709,762	5
Investments in bonds without active markets - non- current (Note 4(11))	12,157	-	11,131	-
Long-term equity investments accounted for under the equity method (Notes 4(12))	27,367,203	20	26,468,429	22
Other long-term investments (Note 4(13))	10,456	-	3,902	-
Total funds and investments	33,202,650	24	32,818,712	27
Property, Plant and Equipment, Net (Notes 4(14), 5 and 6)				
Land	2,145,939	2	2,166,681	2
Buildings	2,202,217	2	2,132,335	2
Loading and unloading equipment	8,005,496	6	7,836,660	6
Computer and communication equipment	160,932	-	146,249	-
Transportation equipment	25,213,975	18	21,668,445	18
Ships and equipment	59,963,219	43	59,925,255	49
Dock and wharf equipment	296,619	-	531,633	-
Office equipment	1,755,883	1	306,358	-
Cost and revaluation increments	99,744,280	72	94,713,616	77
Less: Accumulated depreciation	(41,467,052)	(30)	(39,928,189)	(32)
Prepayments for equipment	3,861	-	100,210	-
Total property, plant and equipment, net	58,281,089	42	54,885,637	45
Intangible assets				
Deferred pension costs (Note 4(25))	151,012	-	178,520	-
Other Assets				
Refundable deposits	108,167	-	559,771	-
Deferred expenses	142,754	-	166,530	-
Long-term installment receivables (Note 4(15))	37,122	-	74,494	-
Other assets-other	56,740	-	-	-
Total other assets	344,783	-	800,795	-
TOTAL ASSETS	$ 138,273,316	100	$ 122,708,780	100

	2007 AMOUNT	2007 %	2006 AMOUNT	2006 %
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Short-term loans (Note 4(16))	$ 98,723	-	$ 834,000	1
Financial liabilities at fair value through profit or loss – current (Note 4(17))	1,444,505	1	469,466	-
Derivative financial liabilities for hedging - current (Note 4(18))	3,892	-	251,769	-
Notes payable	6,930	-	4,095	-
Accounts payable	13,062,244	9	5,065,642	4
Accounts payable - related parties (Note 5)	135,614	-	420,989	-
Income tax payable (Note 4(31))	613,256	1	678,778	1
Accrued expenses (Note 4(19))	11,318,550	8	16,395,670	13
Other payables– related parties (Note 5)	-	-	5,894	-
Other payables	586,378	1	509,076	1
Long-term liabilities – current portion (Note 4(20))	4,761,212	3	7,277,580	6
Other current liabilities (Note 5)	4,178,780	3	1,952,998	2
Total current liabilities	36,210,084	26	33,865,947	28
Long-term Liabilities				
Derivative financial liabilities for hedging - non-current (Note 4(21))	-	-	11,944	-
Financial liabilities carried at cost - non-current (Note 4(22))	9,004	-	9,004	-
Bonds payable (Note 4(23))	801,964	-	2,991,414	2
Long-term loans (Note 4(24) and 6)	21,862,888	16	21,031,199	17
Total long-term liabilities	22,673,856	16	24,043,561	19
Other Liabilities				
Accrued pension liabilities (Note 4(25))	720,223	1	716,326	1
Guarantee deposits received	41,428	-	4,115	-
Deferred income tax liabilities - non-current (Note 4(31))	1,833,897	1	1,167,216	1
Deferred credits (Note 5)	324,289	-	324,288	-
Other liabilities - other	987,701	1	1,574,818	-
Total other liabilities	3,907,538	3	3,786,763	3
Total liabilities	62,791,478	45	61,696,271	50
Stockholders' Equity				
Capital (Note 4(26))				
Common stock	30,338,695	22	29,159,293	24
Capital Surplus (Note 4(27))				
Paid-in capital in excess of par value of common stock	4,493,300	3	3,353,601	3
Capital reserve from donated assets	371	-	371	-
Capital reserve from long-term investments	1,515,806	1	1,515,405	1
Capital reserve - other	6,713	-	6,713	-
Retained Earnings (Note 4(28))				
Legal reserve	6,484,143	5	6,442,985	5
Special reserve	957,344	1	957,344	1
Undistributed earnings	23,843,660	17	14,420,781	12
Other Adjustments to Stockholders' Equity				
Unrealized gain or loss on financial instruments	453,193	-	89,683	-
Cumulative translation adjustments	2,074,210	1	1,888,153	1
Unrecognized pension cost	(469,755)	-	(521,237)	-
Total Equity Attributable to Stockholders of the Company	69,697,680	50	57,313,092	47
Minority interest	5,784,158	5	3,699,417	3
Total Stockholders' Equity	75,481,838	55	61,012,509	50
Commitments and Contingent Liabilities (Note 7)				
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 138,273,316	100	$ 122,708,780	100

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007 Amount	2007 %	2006 Amount	2006 %
Operating Revenues (Notes 4(29) and 5)	$ 144,924,457	100	$ 150,076,753	100
Operating Costs (Notes 4(30) and 5)	(130,605,936)	(90)	(149,911,806)	(100)
Gross profit	14,318,521	10	164,947	-
Operating Expenses (Notes 4(30) and 5)				
General and administrative expenses	(3,996,094)	(3)	(3,717,782)	(2)
Operating income	10,322,427	7	(3,552,835)	(2)
Non-operating Income and Gains				
Interest income	450,444	-	571,769	-
Gain on valuation of financial assets (Note 4(2))	-	-	69,856	-
Investment income accounted for under the equity method (Note 4(12))	186,811	-	-	-
Dividend income	302,669	-	306,370	-
Gain on disposal of property, plant and equipment (Note 5)	2,428,443	2	3,655,102	3
Gain on disposal of investments	53,619	-	139,556	-
Foreign exchange gain, net	891,106	1	174,968	-
Rental income (Note 5)	73,211	-	63,033	-
Other non-operating income	209,614	-	1,306,739	1
Non-operating Income and Gains	4,595,917	3	6,287,393	4
Non-operating Expenses and Losses				
Interest expense	(403,320)	-	(1,322,558)	(1)
Loss on valuation of financial assets (Note 4(2))	(530,229)	(1)	-	-
Loss on valuation of financial liabilities(Note 4(17))	(384,157)	-	(102,771)	-
Investment loss accounted for under the equity method (Note 4(12))	-	-	(957,114)	(1)
Loss on disposal of property, plant and equipment (Note 5)	(2,341)	-	(16,676)	-
Financing charges	(28,604)	-	(52,951)	-
Impairment loss (Note 4(10))	(119,000)	-	-	-
Other non-operating losses	(15,848)	-	(39,138)	-
Non-operating Expenses and Losses	(1,483,499)	(1)	(2,491,208)	(2)
Income from continuing operations before income tax	13,434,845	9	243,350	-
Income tax expense (Note 4(31))	(1,411,168)	(1)	(84,958)	-
Consolidated Income from continuing operations	12,023,677	8	158,392	-
Cumulative effect of changes in accounting principles (Net of tax benefit of $50,937)	-	-	(103,370)	-
Consolidated Net income	$ 12,023,677	8	$ 55,022	-
Consolidated Net Income Attributed to:				
Stockholders of the Company	$ 10,381,702	7	$ 411,580	-
Minority interest	1,641,975	1	(356,558)	-
Consolidated Net Income	$ 12,023,677	8	$ 55,022	-

	2007 Before Tax	2007 After Tax	2006 Before Tax	2006 After Tax
Basic earnings per share (Note 4(32))				
Consolidated Net income from continuing operations	$ 4.56	$ 4.08	$ 0.08	$ 0.05
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Minority interest	(0.62)	(0.55)	0.12	0.12
Consolidated Net income	$ 3.94	$ 3.53	$ 0.15	$ 0.14
Diluted earnings per share(Note 4(32))				
Consolidated Net income from continuing operations	$ 4.37	$ 3.91	$ 0.08	$ 0.05
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Minority interest	(0.60)	(0.53)	0.11	0.11
Consolidated Net income	$ 3.77	$ 3.38	$ 0.14	$ 0.13

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Common stock	Capital Surplus	Retained Earnings: Legal reserve	Retained Earnings: Special reserve	Retained Earnings: Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Deferred credits	Minority interest	Total
Year 2006											
Balance at January 1, 2006	$ 27,075,246	$ 4,640,403	$ 5,220,594	$ 957,344	$ 22,189,422	$ -	$ 897,009	($ 298,003)	$ 43,979	$ 3,702,555	$ 64,428,549
The Effect of first time adoption of the SFAS No.34	-	-	-	-	-	136,497	-	-	-	-	136,497
Appropriation of 2005 earnings											
Legal reserve	-	-	1,222,391	-	(1,222,391)	-	-	-	-	-	-
Stock dividends	1,907,617	-	-	-	(1,907,617)	-	-	-	-	-	-
Cash dividends	-	-	-	-	(4,905,302)	-	-	-	-	-	(4,905,302)
Bonuses to employee	-	-	-	-	(70,000)	-	-	-	-	-	(70,000)
Remuneration to directors and supervisors	-	-	-	-	(60,400)	-	-	-	-	-	(60,400)
Conversion of convertible bonds into common stock	176,430	206,049	-	-	-	-	-	-	-	-	382,479
Adjustments on retained earnings due to changes in percentage of shareholding recognition on changes in investees' capital surplus based on percentage of shareholding	-	29,638	-	-	(14,511)	168,099	(189,121)	(77,644)	(43,979)	-	(127,518)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	1,180,265	-	-	-	1,180,265
Unrealized gain on available-for-sale assets	-	-	-	-	-	55,130	-	-	-	-	55,130
Unrealized loss on cash flow hedges	-	-	-	-	-	(267,194)	-	-	-	-	(267,194)
Recovery from the first time adoption of ROC released SFAS No.34 of financial assets carried at cost	-	-	-	-	-	(2,849)	-	-	-	-	(2,849)
Unrecognized pension cost	-	-	-	-	-	-	-	(145,590)	-	-	(145,590)
Consolidated Net income of 2006	-	-	-	-	411,580	-	-	-	-	(356,558)	55,022
Minority interest	-	-	-	-	-	-	-	-	-	353,420	353,420
Balance at December 31, 2006	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ -	$ 3,699,417	$ 61,012,509
Year 2007											
Balance at January 1, 2007	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ -	$ 3,699,417	$ 61,012,509
Appropriation of 2006 earnings											
Legal reserve	-	-	41,158	-	(41,158)	-	-	-	-	-	-
Cash dividend	-	-	-	-	(877,045)	-	-	-	-	-	(877,045)
Bonuses to employee	-	-	-	-	(33,620)	-	-	-	-	-	(33,620)
Remuneration to directors and supervisors	-	-	-	-	(7,000)	-	-	-	-	-	(7,000)
Conversion of convertible bonds into common stock	1,179,402	1,139,699	-	-	-	-	-	-	-	-	2,319,101
Adjustments on retained earnings due to changes in percentage of shareholding recognition on changes in investees' capital surplus based on percentage of shareholding	-	401	-	-	-	22,308	(82,336)	21,955	-	-	(37,672)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	268,393	-	-	-	268,393
Unrealized gain on available-for-sale assets	-	-	-	-	-	147,733	-	-	-	-	147,733
Unrealized loss on cash flow hedges	-	-	-	-	-	193,469	-	-	-	-	193,469
Unrecognized pension cost	-	-	-	-	-	-	-	29,527	-	-	29,527
Consolidated Net income of 2007	-	-	-	-	10,381,702	-	-	-	-	1,641,975	12,023,677
Minority interest	-	-	-	-	-	-	-	-	-	442,766	442,766
Balance at December 31, 2007	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ -	$ 5,784,158	$ 75,481,838

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 12,023,677	$ 55,022
Adjustments to reconcile net income to net cash provided by operating activities		
Cumulative effect of changes in accounting principles for financial instruments	-	103,370
Depreciation	4,702,137	5,057,295
Amortization	50,541	49,952
Reclassification of depreciation of dock facilities to operating costs and others	602,613	206,436
Reclassification of amortization of deferred charges to others	38,903	63,075
Net gain on disposal of property, plant and equipment	(1,888,626)	(3,643,443)
Excess of equity-accounted investment loss over cash dividends	227,238	1,559,943
Loss on impairment of financial assets carried at cost	119,000	-
Interest amortization of financial assets and unrealized exchange gains	(1,026)	1,083
Interest compensation of convertible bonds	(4,650)	3,275
Financial assets held-to-maturity - current	-	21,421
Net loss on disposal of long-term equity investments under equity method	-	154
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	3,190,988	1,909,459
Gain on disposal of available-for-sale financial assets	(12,923)	-
Notes and accounts receivable	2,275,911	1,697,140
Other receivables	657,916	(555,983)
Other financial assets	356	(106,083)
Inventories	272,472	202,048
Prepaid expenses and prepayments	(1,188,113)	(204,015)
Restricted assets	(49,496)	(2,865)
Agent accounts	768,226	1,082,104
Agency reciprocal accounts	(4,344)	(4,328)
Other current assets	27,392	(69,898)
Refundable deposits	487,145	(267,406)
Notes and accounts payable	7,041,385	(208,777)
Income tax payable	(83,030)	(825,131)
Accrued expenses	(8,391,648)	2,360,055
Other payables	(1,108,577)	(294,147)
Other current liabilities	25,312	(17,877)
Accrued pension liability	60,932	83,006
Deferred income tax assets / liabilities	500,762	(1,193,210)
Taxes due to changes in accounting principles for financial instruments	-	26,385
Taxes due to unrealized gain or loss on cash flow hedge	(64,488)	89,065
Other liabilities	(619,714)	192,689
Net cash provided by operating activities	19,656,271	7,369,814

(Continued)

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from capital reduction of investee	$ 3,409	$ 9,261
Acquisition of long-term equity investment accounted for under the equity method	(464,398)	(762,995)
Proceeds from sale of long-term equity investment accounted for under the equity method	-	2,100
Proceeds from sale of available-for-sale financial assets - non current	14,080	-
Acquisition of financial assets carried at cost - non current	(43,750)	(22,100)
Proceeds from sale of financial assets carried at cost - non current	581,000	-
Acquisition of other long-term investments	(3,282)	-
Acquisition of property, plant and equipment	(8,271,710)	(10,236,293)
Proceeds from disposal of property, plant and equipment	2,585,537	9,938,276
Increase in deferred expenses	(65,386)	(79,763)
Decrease in long-term receivables	37,372	72,132
Net cash used in investing activities	(5,627,128)	(1,079,382)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term loans	(735,277)	(966,000)
Decrease in short-term bills payable	-	(799,755)
Increase (decrease) in long-term loans	712,121	(2,452,898)
Decrease in corporate bonds payable	(2,500,100)	(1,500,000)
Increase in guarantee deposits received	140	489
Distribution of cash dividends	(877,045)	(4,910,302)
Distribution of employee bonuses and directors and supervisors' remuneration	(40,620)	(131,086)
Net change in minority interest	442,766	353,420
Net cash used in financing activities	(2,998,015)	(10,406,132)
Effect of Initial Consolidation of Subsidiaries	1,429,589	-
Effect of Exchange Rate Changes	(958,548)	(1,018,820)
Increase (decrease) in cash and cash equivalents	11,502,169	(5,134,520)
Cash and cash equivalents at beginning of year	10,100,138	15,234,658
Cash and cash equivalents at end of year	$ 21,602,307	$ 10,100,138
Supplemental information of cash flow information		
Interest paid	$ 500,665	$ 1,360,209
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$ 500,665	$ 1,360,209
Income tax paid	$ 1,042,172	$ 2,124,269
Financing Activities Not Affecting Cash Flows		
Long-term liabilities due within one year	$ 4,761,212	$ 7,277,580
Capitalization of retained earnings	$ -	$ 1,907,617
Conversion of convertible bonds into common stock	$ 2,319,100	$ 382,479

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, UNLESS OTHERWISE STATED)

1. HISTORY AND ORGANIZATION

(1)The Company

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. As of December 31, 2007, the Company and its subsidiaries included in the consolidated financial statements had approximately 3,389 employees. The Company and its subsidiaries are collectively referred herein as the Group.

(2)Subsidiaries included in the consolidated financial statements and their changes in 2007

			Ownership (%)		
Investor	Subsidiary	Main activities	December 31 2007	December 31 2006	Description
The Company	TTSC	Cargo loading and discharging	55.00	55.00	
	Peony	Investments in transport-related businesses	100.00	100.00	
Peony	GMS	Container shipping	100.00	100.00	
	Clove	Investments in container yards and port terminals	100.00	100.00	
	Vigor	Investments in container manufacturing	100.00	100.00	
	EMU	Container shipping	51.00	51.00	
	EHIC (M)	Manufacturing of dry steel containers and container parts	84.44	84.44	

Investor	Subsidiary	Main activities	Ownership (%) December 31 2007	Ownership (%) December 31 2006	Description
Peony	Armand N.V.	Investments in container yards and port terminals	70.00	70.00	
	SGTC	Loading, discharging, storage, repairs, cleaning and inland transportation of containers	55.00	55.00	
	MBPI	Container storage and inspections of containers at the customs house	95.30	95.30	
	MBT	Inland transportation, repairs and cleaning of containers	86.91	86.91	MBT is 17.39% directly owned by Peony and 72.95% indirectly owned by Peony through MBPI. Therefore, Peony's total equity interest in MBT is 86.91%.
	Island	Investments in operating machinery and equipment of port terminals	43.65	43.65	Peony indirectly holds 15% and 36% equity interest in Island through EMU and Clove, respectively. Therefore, Peony's total equity interest in Island is 43.65%.
	EGS	Agency services dealing with port formalities	51.00	25.50	
	EGK	〃	100.00	50.00	
	EMI	〃	51.00	25.44	
	EGT	〃	51.00	25.50	
	EGI	〃	99.99	49.98	
	EMA	〃	51.00	25.50	

			Ownership (%)		
Investor	Subsidiary	Main activities	December 31 2007	December 31 2006	Description
Peony	EIT	Agency services dealing with port formalities	55.00	-	
	EES	〃	55.00	-	
	ERU	〃	51.00	-	
	EGD	〃	100.00	-	
	EGU(DBL)	〃	100.00	-	
	EGD(WW X)	〃	100.00	-	
	EGF	〃	99.40	-	
	EGN	〃	100.00	-	
	EGV	〃	51.00	-	
	EGB	〃	99.99	-	
Clove	Ample	Investments in container yards and port terminals	90.00	90.00	
Armand N.V.	Armand B.V.	Investments in container yards and port terminals	100.00	100.00	
Island	Whitney	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	
	Hemlock	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	

(3)Subsidiaries that are included in the consolidated financial statements:

A. EGS, EGK, EMI, EGT, EGI, and EMA were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 51%, 100%, 51%, 51%, 99.99% and 51%.

B. EIT, EES, ERU, EGD, EGU (DBL), EGD (WWX), EGF, EGN, EGV and EGB were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 55%, 55%, 51%, 100%, 100%, 100%, 99.4%, 100%, 51% and 99.99%.

(4)Subsidiaries that is not included in the consolidated financial statements:

None.

(5)Adjustments for subsidiaries with different balance sheet dates: None.

(6)Special operating risks in foreign subsidiaries: None.

(7)Nature and extent of the restrictions on fund remittance from subsidiaries to the parent company: None.

(8)Contents of subsidiaries' securities issued by the parent company: None.

(9)Information on convertible bonds and common stock issued by subsidiaries: None.

(10)The restricted situation that the distribution of the related party's earnings: None.

(11)The method and term of consolidated term amortized: None.

(12)Other important information for proper expressed for proper expressed for consolidated financial statements: None.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Group are prepared in accordance with "Rules Governing the Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and accounting principles generally accepted in the Republic of China. The Group's significant accounting policies are as follows:

(1)Classification of current and non-current assets and liabilities

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:
   a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;
   b) Liabilities arising mainly from trading activities;
   c) Liabilities that are to be paid off within twelve months from the balance sheet date;
   d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

C. Financial liabilities that expire within 12 months from the balance sheet date which meet the following conditions are classified as non-current liabilities:
   a) The original contract term exceeds one year.
   b) Intended for long-term refinancing.
   c) Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

(2)Foreign currency transactions

A. The Group maintains its accounts in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars and functional currencies at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(3)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which is carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated

at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(4)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

The consolidated statements of cash flows were edited based on the basis of cash and cash equivalents.

(5)Financial assets and financial liabilities at fair value through profit or loss - current

A. Financial assets and financial liabilities at fair value through profit or loss are recognized and derecognized using trade date accounting and are recognized initially at fair value.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks, OTC stocks and closed-end mutual funds and GDR is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

(6)Held-to-maturity financial assets - current

A. Held-to-maturity financial assets are recognized or derecognized using trade date accounting and are stated initially, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If the fair value of the financial asset subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(7)Investments in bonds without active markets - current

A. Investments in bonds without active markets are recognized and derecognized using trade date accounting and are stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. This financial asset is carried at amortized cost. Any change in the fair value of the assets to be received during the period between the trade date and settlement date is not recognized.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If, subsequently, the fair value of the asset increases and the increase can be objectively related to an event occurring after the impairment loss was

recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(8)Available-for-sale financial assets

A. Available-for-sale financial assets are recognized and derecognized using trade date accounting and are initially stated at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. The fair values of listed stocks, OTC stocks and closed-end mutual funds and GDR are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that had been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(9)Financial assets carried at cost

A. Investments in unquoted equity instruments are recognized or derecognized using trade date accounting and are stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(10)Derivative financial assets for hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

(A)Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss. Changes in the fair value of the hedged asset or liability that are attributable to the hedged item are recognized in profit or loss as an adjustment to the

carrying amount of the hedged item.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method was used is amortized to profit or loss over the period of maturity.

(B)Cash flow hedges:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

a) If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are transferred to profit or loss in the same period or periods when the hedged item affects profit or loss.

b) If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated gains and losses that were recognized directly in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. However, any loss or portion of a loss recognized directly in equity expected not to be recovered in the future is reclassified to profit or loss.

(11)Derecognition of financial assets and liabilities

A. All or part of a financial asset is derecognized when the contractual rights that compose the asset has expired. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as sale. When the transfer of financial asset does not qualify as lost of contractual rights, then such transfer of asset is recognized as guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

B. All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

(12)Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibles of notes and accounts receivable and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(13)Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

(14)Long-term equity investments accounted for under the equity method

A. Long-term equity investments in which the Company holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains.

B. Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with ROC Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(15)Property, plant and equipment

A. Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B. Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

C. Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

D. For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted after the impairment loss.

(16)Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and the remaining deferred charges are amortized over 2-3 years.

(17)Impairment of non-financial assets

The Group recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is the amount obtainable from the sale of the asset in an arm's length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows to be derived from continuing use of the asset and from its disposal at the end of its useful life. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered. However, impairment loss of goodwill is not recoverable.

(18)Convertible bonds

Bonds payable issued before December 31, 2005 are accounted for as follows:

A. Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

B. When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

C. Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

D. Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

(19)Pensions

A. The Company and its subsidiary-TTSC's pension plan applies to all permanent employees. Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition

obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years.

B. The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company and its subsidiary-TTSC's may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company and TTSC shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

C. In accordance with the ROC SFAS No. 18, "Accounting for Pension", the Company and its subsidiary-TTSC recognize pension costs based on the actuarial report. Under the defined benefit pension scheme, net periodic pension cost is contributed based on the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund is recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized over the average remaining service period on a straight-line basis.

D. The oversea subsidiaries were not obligated to contribute to pension accounts and to establish contribution plans by the local laws.

(20)Revenue, cost and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(21)Income taxes

A. Inter-period and intra-period income taxes are allocated in accordance with the ROC SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carry forwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected reliability of the deferred income tax assets. Over or under provision of prior years' income tax liabilities is included in current year's income tax.

B. In accordance with the "Statute of Income Basic Tax Amount", effective January 1, 2006, the estimated basic tax amount payable in the future is considered by the Company in evaluating the reliability of deferred income tax assets.

C. Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

D. An additional 10% tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

(22)Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

(23)Derivative financial instruments and hedge trading

A. Oil swaps and interest rate swaps are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognization and subsequent valuation of derivative financial instruments are carried at fair value. The assets are recognized for positive fair values, the liabilities are recognized for negative fair value.

B. The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into the following three categories:

a) Fair value hedges: to mitigate the risk of changes in the fair value of a recognized asset or liability or unrecognized commitment.

b) Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c) Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Group used cash flow hedge to avoid the exchange risk arising from existing commitments.

C. The hedging relationship, management and strategy are documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, are also documented. The Group expects that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Group also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

D. In the case where the hedge trading meets the criteria of hedge accounting, the accounting for hedging is set forth below:

a) Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss on derivative financial instruments measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins either when the adjustment is recognized or when hedge accounting ceases to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Group discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualifies for hedge since it does not meet the criteria of hedge relationship, or when the Group decides to revoke the designation.

b) Cash flow hedge

Cash flow hedge avoids risk of volatility in cash flow arising from specific risks associated with recognized assets or liabilities, or highly expected transaction which will affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other cases where the expected transaction under hedge is likely to result in the recognition of non-financial assets or

non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Group cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity remains in equity as an adjustment item when such expected transaction does occur. However, when such expected transaction is not likely to occur, the accumulated amount is recognized in current income.

c) Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses recognized as adjustments in equity are transferred to income statement upon disposal of foreign operation.

(24)Use of estimates

A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B.Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

(1)Effective January 1, 2006, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments" and SFAS No. 36, "Presentation and Disclosure of Financial Instruments". All financial instruments on hand as of the effective date are recognized according to the following:

A. Transactions which were designated as a hedge prior to the effective date

For designated hedge transaction prior to the effective date which does not qualify for conditions of an effective hedge accounting is no longer applicable since the effective date. No retroactive adjustment is required for prior year accounting and relevant SFAS is to be complied with.

B. Accounting for derivative instruments

The Group recognizes all derivative financial instruments either as assets or liabilities at fair value. With the exception of those designated as hedging instruments, the difference between the carrying value and the fair value of all derivative financial instruments is recognized as cumulative effect of changes in accounting principles.

C. Accounting for financial instruments at fair value through profit or loss and amortized cost

The Group reclassified its financial assets and financial liabilities at fair value and amortized cost according to appropriated categories as of the effective date and measured each at fair value and amortized cost, respectively. Difference between the carrying value and the fair value of the financial instruments at fair value through profit or loss is recognized as cumulative effect of changes in accounting principles. Difference between the carrying value and the fair value of the financial instruments either measured at amortized cost or classified under the available-for-sale financial instruments, and the derivatives which are associated with cash flow hedge or net investment hedge for foreign operation are recognized directly in equity.

D. Accounting for cash flow hedge

The Group reclassified the deferred income and loss incurred for cash flow hedge before the effective date that still qualify for conditions of an effective hedge since effective date to adjustment item in equity.

E. Accounting for the non-monetary assets denominated in foreign currency

The Group revalues the costs of its non-monetary assets denominated in foreign currencies originally carried at costs using the prevailing exchange rate at the trade date. Cumulative loss originally recognized in equity is then transferred to other financial assets.

The effects of the above changes in accounting principles on the consolidated financial statements of the Group for the year ended December 31, 2006 are set forth as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles		Recognized as Adjustments in Equity	
	Pre tax	After tax	Pre tax	After tax
Financial assets at fair value through profit or loss-current	$ 97,411	$ 91,182	$ -	$ -
Derivative financial assets held For hedging-current	-	-	169,983	127,487
Available-for-sale financial assets–non current	-	-	72,213	72,213
Held-to-maturity financial assets-non current	-	-	3,799	2,849
Debt investment with no active market-non current	-	-	(367)	(367)
Financial liabilities at fair value through profit or loss-current	(251,718)	(194,552)	-	-
Derivative financial liabilities held for hedging-non current	-	-	(75,574)	(56,681)
Financial liabilities accounted for by the cost method-non current	-	-	(9,004)	(9,004)
Total	($ 154,307)	($ 103,370)	$ 161,050	$ 136,497

	Pre tax	After tax
Effect to earnings per share (EPS): (In dollars)		
Basic EPS	($ 0.05)	($ 0.03)
Diluted EPS	($ 0.05)	($ 0.03)

(2)The difference between initial investment and the net worth of investees' equity for long-term investments under the equity method was amortized on a straight line basis over 5 years. Pursuant to the newly revised SFAS No. 5, "Accounting for Long-Term Investment in Equity Securities", effective January 1, 2006, such difference is recognized in accordance with the guidelines related to amortization of acquisition costs, as stated in SFAS No. 25 "Business combination-Purchase Price Accounting". Difference attributable to goodwill is no longer amortized. Such changes in accounting principles had no effect on net income and EPS for the year ended December 31, 2006.

(3)Effective January 1, 2007, the Group adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the year ended December 31, 2007.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	December 31,	
	2007	2006
Cash	$ 14,064	$ 14,306
Checking accounts	36,389	35,092
Demand deposits	28,667	17,960
Foreign currency deposits	8,347,461	1,705,377
Time deposits (New Taiwan dollars)	835,500	1,505,300
Time deposits (Foreign currencies)	12,301,275	6,843,788
Add : Unrealized foreign exchange gain (loss)	38,951	(21,685)
	$ 21,602,307	$ 10,100,138

(2)Financial assets at fair value through profit or loss - current

	December 31,	
	2007	2006
Financial assets held for trading		
Listed (TSE and OTC) stocks	$ 35,113	$ 94,081
Beneficiary certificates	1,395,832	2,891,242
Bond investments	-	13,948
Interest rate swap (IRS)	12,349	43,654
Currency exchange swap (CCS)	7,820	2,942
Oil swap	54,343	-
Structured financial instruments	329,146	790,916
	1,834,603	3,836,783
Adjustment of financial assets held for trading	(192,366)	22,412
	$ 1,642,237	$ 3,859,195

A. The Group recognized net loss of $530,229 and gain of $69,856 for the years ended December 31, 2007 and 2006, respectively.

B. As of December 31, 2007 and 2006, the outstanding interest rate swap contracts are set forth below:

	December 31, 2007		
	Contract period	Notional Amount	Carrying Value
Interest rate swap	03.08~07.08	NTD 500,000	$ 844
〃	05.03~09.03	USD 10,000	2,316
〃	04.07~09.07	USD 25,000	9,189
			$ 12,349

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.08~07.08	USD	5,000	$	5,239
〃	04.05~07.09	USD	2,700		1,882
〃	03.08~07.08	USD	7,500		7,862
〃	05.03~09.03	USD	10,000		5,381
〃	04.05~07.05	USD	10,000		2,586
〃	05.03~09.03	USD	15,000		6,755
〃	04.07~09.07	USD	25,000		4,474
〃	03.07~08.07	USD	7,500		7,049
〃	04.05~09.03	USD	7,500		1,043
〃	06.01~07.12	USD	7,059		1,383
				$	43,654

C. As of December 31, 2007 and 2006, the outstanding currency exchange swap contracts are set forth below:

	December 31, 2007				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	07.10~08.10	USD	48,000	$	150
〃	07.11~08.11	USD	104,000		6,751
〃	07.11~09.05	USD	78,000		798
〃	07.01~08.01	USD	24,000		121
				$	7,820

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Currency exchange swap	06.08~07.02	USD	3,000	$	800
〃	06.08~07.03	USD	3,000		1,289
〃	06.09~07.09	USD	3,000		205
〃	06.09~07.03	USD	3,000		648
				$	2,942

D. As of December 31, 2007 and 2006, the outstanding oil swap contracts are set forth below:

	December 31, 2007			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	07.08~10.01	399,230	$	4,961
〃	07.08~10.01	399,230		12,919
〃	07.08~10.01	399,230		4,293
〃	06.09~09.02	399,230		16,071
〃	06.09~09.02	399,230		16,099
			$	54,343

December 31, 2006 : NONE.

E. As of December 31, 2007 and 2006, the contracts of structural financial instruments are set forth below:

	December 31, 2007			
	Notional Amount		Carrying Value	
Structural financial instruments	USD	5,730		
	JPY	508,150	$	220,581

	December 31, 2006			
	Notional Amount		Carrying Value	
Structural financial instruments	USD	22,632		
	NTD	50,000	$	776,184

(3)Derivative financial assets for hedging – current

December 31, 2007 : NONE.

	December 31, 2006			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	06.09~09.02	5,000	$	1,864

(4)Accounts receivable, net

	December 31,			
	2007		2006	
Non-related parties	$	13,088,408	$	11,813,706
Add: Unrealized foreign exchange gain (loss)		4,785	(	1,422)
Less: Allowance for doubtful accounts	(	5,395)	(	5,290)
		13,087,798		11,806,994
Related parties		357,193		384,488
Add: Unrealized foreign exchange gain		511		-
	$	13,445,502	$	12,191,482

(5) Other receivables

	December 31, 2007	December 31, 2006
Non-related parties		
Accrued income	$ 3,987	$ 4,856
Tax refundable	14,210	13,927
Accounts receivable from disposal of investment	72,413	284,985
Accounts receivable from disposal of property, plant and equipment	-	616,459
Current portion of long-term installment receivable	27,841	275,422
Incentive from Kaohsiung Harbor Bureau	237,002	-
Others	877,726	285,759
	1,233,179	1,481,408
Related parties		
Others	111,852	110,706
	$ 1,345,031	$ 1,592,114

(6) Other financial assets – current

	December 31, 2007	December 31, 2006
Future transaction margin	$ 105,727	$ 106,083

(7) Inventories

	December 31, 2007	December 31, 2006
Fuel	$ 1,240,019	$ 1,929,643
Steel and others	762,376	351,473
	$ 2,002,395	$ 2,281,116

(8) Other current assets

	December 31, 2007	December 31, 2006
Agency accounts	$ 2,968,366	$ 2,460,151
Agency reciprocal accounts	19,988	15,644
Temporary debits	72,916	102,974
Others	205,295	-
	$ 3,266,565	$ 2,578,769

A. Agency accounts

The Group has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

B.Agency reciprocal accounts

The Group has been appointed by Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Evergreen Marine (UK) Limited and Evergreen Marine (Hong Kong) LTD. as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

(9)Available-for-sale financial assets - non-current

	December 31,	
	2007	2006
Listed (TSE and OTC) securities		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	6,187	7,344
	496,988	498,145
Add: Valuation adjustment	275,076	127,343
	$ 772,064	$ 625,488

(10)Financial assets carried at cost - non-current

	December 31,	
	2007	2006
Non-listed securities	$ 5,040,770	$ 5,709,762

A. The Group's investment in non-listed securities were measured at cost since its fair value cannot be measured reliably.

B.In April 2007, Taishin International Telecommunication Co., Ltd. purchased publicly-listed shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the year ended December 31, 2007.

C. In July 2007 and 2006, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 18.93% and 33.93%, respectively. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $3,409 and $9,261, respectively, and the carrying amount of the Company's investment in PWF was written down by $3,409 and $9,261, respectively. No gain or loss was incurred.

D. On December 24, 2007, the Company's Board of Directors passed a resolution to participate in the issuance of common stocks for cash by GRETEC Construction Corp. and acquire 3,500 thousand common shares at $12.5 (in dollars) per share, resulting to a total investment of $43,750 which is recorded under financial assets carried at cost.

E. The shares of Classic Outlook Investment Ltd. and Everup Profits Ltd. have been pledged as collaterals for the loans borrowed by Clove Holding Ltd. Please refer to Notes D24 and F for details.

(11) Investments in bonds without active markets

Item	Period	Coupon Rate	December 31, 2007		December 31, 2006	
Convertible Bond - Tungtex (Thailand) Public Company Limited	03.10.05 ~ 03.10.13	0%	$	11,640	$	9,686
Add: Unrealized exchange gain				517		1,445
			$	12,157	$	11,131

A. In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tungtex (Thailand) Public Company Limited (Tungtex). As Tungtex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tungtex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income – others" for the year ended December 31, 2005.

B. For stock conversion right of the above convertible bonds, please refer to Note D.22.

(12) Long-term equity investments accounted for under the equity method

A. Details of long-term equity investments accounted for under the equity method are set forth below:

Investee company	Percentage of ownership	Carrying amount December 31, 2007	Carrying amount December 31, 2006
Charng Yang Development Co., Ltd.	40.00 %	$ 464,831	$ 434,098
Evergreen International Storage and Transport Corporation	39.74 %	7,561,859	7,553,108
Evergreen Security Corporation	31.25 %	53,677	48,385
EVA Airways Corp.	19.37 %	8,559,094	8,937,289
Taipei Port Container Terminal Corporation	27.00 %	491,319	225,340
Shanghai Jifa Logistics Co., Ltd.	21.06 %	276,267	271,003
Ningbo Victory Container Co., Ltd.	40.00 %	72,825	80,629
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	40.00 %	192,077	178,169
Kingtrans International Logistics (Tianjin) Co., Ltd.	40.00 %	133,200	65,089
Luanta Investment (Netherlands) N.V.	50.00 %	508,539	556,264
Balsam Investment (Netherlands) N.V.	49.00 %	5,951,433	5,276,207
Evergreen Shipping Agency (Singapore) Pte. Ltd.	51.00 %	-	49,572
Evergreen Shipping Agency (Korea) Corporation	100.00 %	-	71,684
Evergreen Shipping Agency (Thailand) Co., Ltd.	51.00 %	-	33,766
Colon Container Terminal S.A.	40.00 %	2,068,862	1,883,190
PT. Evergreen Shipping Agency Indonesia	51.00 %	-	27,592
Evergreen Container Terminal (Thailand) Ltd.	48.18 %	800,192	765,499
Evergreen Shipping Agency (India) Pte. Ltd.	99.99 %	-	1,635
Evergreen Shipping Agency (Australia) Pty Ltd.	51.00 %	-	9,910
Green Peninsula Agencies SDM. BHB	30.00 %	233,028	-
Total		$ 27,367,203	$ 26,468,429

B. Investment income (loss) accounted for under the equity method for the years ended December 31, 2007 and 2006 is set forth below:

	December 31, 2007	December 31, 2006
Charng Yang Development Co., Ltd.	$ 37,933	$ 32,101
Evergreen International Storage and Transport Corporation	412,598	255,496
Evergreen Security Corporation	5,292	7,558
EVA Airways Corp.	(362,585)	(346,678)
Taipei Port Container Terminal Corporation	(2,681)	(4,486)
Toplogis Technology Corporation	-	(1,809)
Shanghai Jifa Logistics Co., Ltd.	6,390	13,369
Ningbo Victory Container Co., Ltd.	15,961	23,592
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	18,000	16,181
Kingtrans International Logistics (Tianjin) Co., Ltd.	(1,749)	-
Luanta Investment (Netherlands) N.V.	(158,800)	(73,782)
Balsam Investment (Netherlands) N.V.	88,842	(1,342,442)
Evergreen Shipping Agency (Singapore) Pte. Ltd.	12,514	10,459
Evergreen Shipping Agency (Korea) Corporation	11,318	7,629
Evergreen Shipping Agency (Thailand) Co., Ltd.	29,754	27,010
Colon Container Terminal S.A.	10,879	334,121
PT. Evergreen Shipping Agency Indonesia	11,497	4,209
Evergreen Container Terminal (Thailand) Ltd.	31,066	72,020
Evergreen Shipping Agency (India) Pte. Ltd.	15,286	642
Evergreen Shipping Agency (Australia) Pty Ltd.	5,296	7,696
Total	$ 186,811	($ 957,114)

C. EGS, EGK, EMI, EGT, EGI, and EMA were acquired by Peony in December 31, 2007. As of December 31, 2007, Peony's equity interest were 51%, 100%, 51%, 51%, 99.99% and 51%. The subsidiaries' revenues and expenses were added in consolidanced financial statements from the control date.

D. The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods except for Evergreen International Storage and Transport Corporation, Shanghai Jifa Logistics Co., Ltd., Ningbo Victory Container Co., Ltd., Qingdao Evergreen Container Storage and Transportation Co., Ltd. and Taipei Port Container Terminal Corporation. For the years ended December 31, 2007 and 2006, investment income of $186,811 and investment loss of $957,114 was recognized, respectively.

E. On March 1, 2006, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in EVA Airways Corp. as a shareholder. The Company subscribed 58,159 thousand shares at $12 (in dollars) per share amounting to $697,906. The ownership decreased to 19.37% after the additional cash infusion. Therefore, the retained earnings decreased by $14,511. As of December 31, 2007 and 2006, percentage of ownership was 19.37%.

F. On October 4, 2006, the Company's Board of Directors passed a resolution to sell all shareholdings in Toplogis Technology Corporation at $2.1 (in dollars) per share. With a disposal price of $2,100 and a carrying value of $2,254, the Company incurred an investment loss of $154.

G. On April 19, 2007 and December 24, 2007, the Company and its subsidiary-Armand Estate (Netherlands) B.V.'s Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed 27,000 thousand shares at $10 (in dollars) per share amounting to $270,000. As of December 31, 2007 and 2006, percentage of ownership was 27%.

H. On April 12, 2006, the Company's Board of Directors passed a resolution for its subsidiary-Peony and Evergreen Marine (UK) Limited to invest in Kingtrans International Logistics (Tianjin) Co., Ltd. The carrying amount was USD4,000,000, and the percentage of ownership was 40%.

(13)Other long-term investments

	December 31,	
	2007	2006
Membership fee and service charges paid to Marshall golf country club	$ 312	$ 312
Membership fee paid to Mission Hills golf club	3,541	3,590
Others	6,603	-
	$ 10,456	$ 3,902

(14)Property, plant and equipment, net

Asset	December 31, 2007 Initial cost	Accumulated depreciation	Net book value
Land	$ 2,145,939	$ -	$ 2,145,939
Buildings	2,202,217	(653,209)	1,549,008
Loading / discharging equipment	8,005,496	(4,221,561)	3,783,935
Computer equipment	160,932	(115,637)	45,295
Transportation equipment	25,213,975	(14,085,782)	11,128,193
Ships and equipment	59,963,219	(21,350,332)	38,612,887
Dock facilities	296,619	-	296,619
Office equipment	1,755,883	(1,040,531)	715,352
	99,744,280	(41,467,052)	58,277,228
Prepayments for equipment	3,861	-	3,861
	$ 99,748,141	($ 41,467,052)	$ 58,281,089

Asset	December 31, 2006 Initial cost	Accumulated depreciation	Net book value
Land	$ 2,166,681	$ -	$ 2,166,681
Buildings	2,132,335	(590,949)	1,541,386
Loading / discharging equipment	7,836,660	(3,688,695)	4,147,965
Computer equipment	146,249	(92,135)	54,114
Transportation equipment	21,668,445	(16,388,488)	5,279,957
Ships and equipment	59,925,255	(18,934,294)	40,990,961
Dock facilities	531,633	-	531,633
Office equipment	306,358	(233,628)	72,730
	94,713,616	(39,928,189)	54,785,427
Prepayments for equipment	100,210	-	100,210
	$ 94,813,826	($ 39,928,189)	$ 54,885,637

A. All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2007 and 2006, the insurance coverage amounted to USD1,054,872 and USD1,675,260 , respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to USD 8 billion as of December 31, 2007 and 2006, respectively.

B. The Group's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $6,514,031 and $6,474,428 as of December 31, 2007 and 2006, respectively. The fire insurance coverage for office equipment and building were $2,659,986 and $3,976,419 as of December 31, 2007 and 2006, respectively. Container facilities were insured with full coverage amounting to USD272,146 and USD703,448 as of December 31, 2007 and 2006, respectively.

C. The Group entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Group is entitled to use the port free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Group is obliged to return the port to the Bureau but has the priority to lease the port. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

D. The Group entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Group is entitled to use the ports free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Group is obliged to return the ports to the Bureau but has the priority to lease the ports. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

(15)Long-term installment receivables

	December 31,	
	2007	2006
Receivables from sales of vessels	$ 69,770	$ 371,367
Less: Unrealized foreign exchange loss	(4,807)	(21,451)
	64,963	349,916
Less: Current portion	(27,841)	(275,422)
Long-term installment receivables, net	$ 37,122	$ 74,494

A. The above installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2007 and 2006, the accrued amount of the receivables was USD2,000 and USD10,737, respectively.

B. As of December 31, 2007, details of the long-term installment receivables to be collected in the following years are as follows (expressed in thousand dollars):

Term	Amount	
Within 1 year	USD	857
1~2 years		1,143
	USD	2,000

(16)Short-term loans

	December 31,	
	2007	2006
Unsecured loans	$ 98,723	$ 834,000
Interest rate	1.75%~5.41%	1.69%~1.73%

(17)Financial liabilities at fair value through profit or loss – current

	December 31,	
	2007	2006
Financial liabilities held for trading		
Interest rate swap	$ 3,542	$ 33,734
Oil swap	350,037	186,522
Currency exchange swap	801,696	14,822
Foreign exchange rate swap	289,230	234,388
	$ 1,444,505	$ 469,466

A.The Group recognized net loss of $384,157 and $102,771 for the years ended December 31, 2007 and 2006, respectively.

B.As of December 31, 2007 and 2006, the outstanding interest rate swap contracts are set forth below:

	December 31, 2007			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	05.03~09.03	USD	15,000	$ 562
〃	03.11~08.11	USD	20,000	357
〃	03.07~08.07	NTD	500,000	7,454
〃	99.09~08.03	USD	55,000	250
〃	03.07~08.07	USD	15,000	(3,495)
〃	04.05~09.03	USD	12,000	(650)
〃	06.01~11.05	USD	22,352	(916)
〃	06.01~11.05	USD	22,352	(750)
〃	05.12~08.07	USD	22,500	730
				$ 3,542

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	02.07~07.07	NTD	125,000	$	856
〃	03.11~08.11	USD	20,000		193
〃	03.07~08.07	NTD	500,000		23,754
〃	03.08~08.08	NTD	500,000		3,838
〃	99.09~08.03	USD	9,706		2,061
〃	06.01~11.05	USD	14,776		1,333
〃	06.01~11.05	USD	14,776		1,306
〃	05.12~08.07	USD	15,000		393
				$	33,734

C. As of December 31, 2007 and 2006, the outstanding oil swap contracts are set forth below：

	December 31, 2007			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	07.07~09.12	399,230	$	347,246
〃	07.11~10.04	399,230		2,791
			$	350,037

	December 31, 2006			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	05.02~07.06	10,000	$	-
〃	05.04~07.06	5,000		-
〃	06.08~09.01	7,692		109,738
〃	07.01~09.06	7,692		76,784
			$	186,522

D. As of December 31, 2007 and 2006, the outstanding currency exchange swap contracts are set forth below：

	December 31, 2007			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	07.04~08.04	USD	24,000	$ 1,627
〃	07.04~08.05	USD	24,000	1,896
〃	07.05~08.05	USD	24,000	2,689
〃	07.07~08.07	EUR	6,000	72,082
〃	07.07~08.07	EUR	6,000	72,440
〃	07.08~08.07	USD	52,000	36,685
〃	07.08~08.08	USD	24,000	5,766
〃	07.09~08.09	USD	24,000	8,120
〃	07.09~08.09	USD	24,000	6,163
〃	07.09~08.09	USD	24,000	4,932
〃	07.09~08.09	USD	24,000	6,178
〃	07.10~08.10	USD	52,000	32,261
〃	07.10~09.10	EUR	48,000	40,181
〃	07.10~09.10	EUR	24,000	16,866
〃	07.10~09.10	EUR	24,000	15,281
〃	07.11~09.11	USD	104,000	57,437
〃	07.12~08.12	USD	104,000	35,470
〃	07.05~10.05	USD	36,000	303,964
〃	07.10~09.10	USD	48,000	12,018
〃	07.10~09.10	USD	48,000	12,826
〃	07.11~09.11	USD	104,000	(148)
〃	07.11~08.11	USD	104,000	(2,638)
〃	07.11~09.11	USD	104,000	59,600
				$ 801,696

	December 31, 2006			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	03.04~07.03	USD	6,250	$ 7,195
〃	03.04~07.03	USD	2,500	2,775
〃	06.12~07.12	USD	12,000	4,852
				$ 14,822

E. As of December 31, 2007 and 2006, the outstanding foreign exchange rate swap contracts are set forth below：

	December 31, 2007				
	Contract period	Notional Amount		Carrying Value	
Foreign exchange rate swap	06.12~11.12	USD	162,000	$	221,027
〃	04.05~09.05	EUR	25,000		68,188
〃	01.10~07.08	USD	2,000		15
				$	289,230

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Foreign exchange rate swap	04.05~09.05	EUR	30,000	$	27,431
〃	03.08~11.12	USD	716,000		206,810
〃	06.12~07.12	USD	6,000		147
				$	234,388

(18)Derivative financial liabilities for hedging – current

	December 31, 2007				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.06~08.06	NTD	300,000	$	2,335
〃	03.06~08.06	NTD	200,000		1,557
				$	3,892

	December 31, 2006			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	06.09~09.02	5,000	$	84,462
〃	06.09~09.02	5,000		95,153
〃	06.11~09.04	5,000		46,705
〃	06.11~09.04	5,000		25,449
			$	251,769

(19)Accrued expenses

	December 31,			
	2007		2006	
Accrued expenses	$	8,149,193	$	12,660,486
Estimated accrued expenses		3,182,078		3,742,706
Less: Unrealized foreign exchange gain	(	12,721)	(	7,522)
	$	11,318,550	$	16,395,670

The estimated accrued expenses represent the estimated expenses to be incurred with the foreign agents and on the agency services rendered by the Group to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2006 was $3,724,730, of which $2,204,030 was reversed as of December 31, 2007, constituting 59.17% of the estimated amount. The estimated accrued expenses as of December 31, 2005 was $2,544,448, of which $2,165,779 was reversed as of December 31, 2006, constituting 85.12% of the estimated amount.

(20)Long-term liabilities due within one year

	December 31,	
	2007	2006
Corporate bonds payable	$ 1,500,000	$ 4,134,400
Long-term bank loans	1,748,274	1,340,000
Long-term loans by its subsidiary	1,512,938	1,803,180
	$ 4,761,212	$ 7,277,580

(21)Derivative financial liabilities for hedging - non-current

December 31, 2007 : None.

	December 31, 2006		
	Contract period	Notional Amount	Carrying Value
Interest rate swap	03.06~08.06	NTD 300,000	$ 6,926
〃	03.06~08.06	NTD 200,000	4,624
〃	02.08~07.06	NTD 80,000	394
			$ 11,944

(22)Financial liabilities carried at cost - non-current

			December 31,	
	Item	Period	2007	2006
Stock Conversion Right	Tuntex (Thailand) Public Company Limited	03.10.13	$ 9,004	$ 9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date. On initial acquisition, such transaction was not recorded separately, and subsequently measured at cost using the historical exchange rate.

(23)Corporate bonds payable

	December 31,	
	2007	2006
Secured corporate bonds	$ 1,500,000	$ 4,000,000
Unsecured corporate bonds	797,000	3,116,200
Add: Accrued interest compensation	4,964	9,614
	2,301,964	7,125,814
Less: Current portion	(1,500,000)	(4,134,400)
	$ 801,964	$ 2,991,414

A.On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms of the issuance are set forth below:

a) Period: 5 years (January 12, 2004 to January 11, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption of the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the

conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption of the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest among the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). On December 31, 2007, the adjusted conversion price was $21.85 (in dollars).

h) Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3

trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

B.On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms of the issuance are set forth below:

a) Period: 5 years (September 6, 2004 to September 5, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption of the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption of the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). On December 31, 2007, the adjusted conversion price was $18.27 (in dollars).

h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

(24)Long-term loans

	December 31,			
	2007		2006	
Secured bank loans	$	2,388,569	$	1,333,333
Unsecured bank loans		19,508,381		20,005,461
Add: exchange loss		6,253		-
		21,903,203		21,338,794
Less: Current portion	(	3,261,212)	(	3,143,180)
Others		3,220,897		2,835,585
	$	21,862,888	$	21,031,199
Interest rate		2.18%~6.60%		2.18%~6.60%

Please refer to Note 6 for details of the collaterals pledged for the above long term loans.
The above long-term loans $2,826,058 is its subsidiary – CLOVE financed form Edge ware Profits Ltd. for Classic Outlook Investment Ltd. and Ever up Profits Ltd.'s equity. And the above stocks of them were secured with collaterals.

(25)Pension liabilities

A. The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company and its subsidiary-TTSC may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company and its subsidiary-TTSC contribute monthly an amount equal to 9.6% of the employees' monthly salaries and wages to the retirement fund deposited with Trust Division of Bank of Taiwan, the trustee, under the name of the independent retirement fund committee.

(1) Actuarial assumptions

	For the year ended December 31, 2007	For the year ended December 31, 2006
Discount rate	3.25%	3.25%
Increase in future salary level	2.00%	1.50%
Expected rate of return on plan assets	3.25%	3.25%

(2) The Company and its subsidiary-TTSC's pension fund is deposited in an exclusive account with the Trust Division of Bank of Taiwan. Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2007	December 31, 2006
Benefit obligation		
Vested benefit obligation (VBO)	($ 261,733)	($ 237,044)
Non-vested benefit obligation	(1,024,794)	(1,004,445)
Accumulated benefit obligation (ABO)	(1,289,527)	(1,241,489)
Effects of future salary increments	(164,985)	(148,744)
Projected benefit obligation (PBO)	(1,454,512)	(1,390,233)
Fair value of plan assets	569,304	525,163
Funded status	(885,208)	(865,070)
Unrecognized net transition obligation	130,118	156,019
Unamortized prior service cost	20,895	22,502
Unrecognized loss on plan assets	541,138	554,655
Additional accrued pension liability	(527,166)	(584,432)
Accrued pension liability	($ 720,223)	($ 716,326)

(3) The pension costs comprise the following:

	For the year ended December 31, 2007	For the year ended December 31, 2006
Service cost	$ 65,284	$ 121,726
Interest cost	44,310	34,848
Expected return on plan assets	(16,932)	(15,718)
Deferred amortization		
Unrecognized net transition obligation	25,900	25,900
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	31,538	18,234
Net pension costs	$ 151,707	$ 186,597

B.Effective July 1, 2005, the Company and its subsidiary - TTSC established a funded defined contribution pension plan (the "New Plan") under the Labor Pension Act. Employees have the option to be covered under the New Plan. Under the New Plan, the Company and its subsidiary-TTSC contribute monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are portable when the employment is terminated.

C.The pension costs under the defined contribution pension plan for the years ended December 31, 2007 and 2006 were $175,224 and $200,989, respectively.

(26)Capital stock

A. As of December 31, 2007 and 2006, the Company's authorized capital was $36,000,000 for both years, and the paid-in capital was $30,338,695 and $29,159,293, respectively, divided into 3,033,870 thousand and 2,915,929 thousand shares of common stocks, respectively, with a par value of $10 per share.

B. On June 23, 2006, the Company's stockholders resolved to increase capital by capitalizing $1,907,617 of retained earnings. Accordingly, 190,762 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $29,159,293. The capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 12, 2006 as per Letter Jin-Kuan-Zheng-(1)-Zi No. 0950130032 with the effective capital increase date set on August 20, 2006.

C. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the years ended December 31, 2007 and 2006 are set forth below:

	For the years ended December 31,			
	2007		2006	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	45,899	$ 458,990	-	$ -
Second unsecured convertible bonds	72,041	720,412	17,643	176,430
	117,940	$1,179,402	17,643	$ 176,430

(27)Capital surplus

The Securities and Exchange Act Law requires that capital reserve shall be exclusively used to cover accumulated deficit or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficit and the amount to be capitalized does not exceed 10% of the paid-in capital.

(28)Appropriation of retained earnings and dividend policy

A. The sections of the Company's Articles of Incorporation applicable to the appropriation of the 2005 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 1% of the total distributed amount and the remuneration paid to the

directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. To facilitate future expansion plans, distribution to stockholders shall be in the form of both cash and stocks with proportions at 0%~50% and 100%~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and estimated earnings per share for the year in which the dividends are distributed decrease by more than 20% compared to prior year. The Company can also adjust the cash and stock dividends with proportions at 100%~50% and 0%~50%, respectively, based on the Company's financial situation.

B. On June 23, 2006, the Company's Board of Stockholders resolved to amend the Company's policy on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

C. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficit and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

D. Special reserve

If there is any negative stockholders' equity item recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

E. Appropriation of the 2006 and 2005 earnings as resolved by the stockholders on June 27, 2007 and June 23, 2006, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2006	2005	2006	2005
Cash dividends to common stockholders	$877,045	$4,905,302	$0.30	$ 1.80
Stock dividends to common stockholders	-	1,907,617	-	0.70
Cash bonus to employees	33,620	70,000		
Remuneration to directors and supervisors	7,000	60,400		

Appropriation of the 2006 and 2005 earnings were calculated using the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earnings per share for 2006 and 2005 decreased to $0.14 from $0.13 and to $4.23 from $4.19, respectively.

Formula： $\dfrac{\text{After-tax net income} - \text{Cash bonus to employees} - \text{Remuneration to directors and supervisors}}{\text{Weighted-average number of outstanding shares (After retroactive adjustment)}}$

2006 =(411,580－33,620–7,000)/ 2,911,327 thousand shares=$0.13

2005 =(12,223,911–70,000–60,400)/ 2,886,869 thousand shares =$4.19

F. Information relating to the appropriation of the Company's 2007 earnings as proposed by the Board of Directors and resolved by the stockholders in 2008 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

(29)Operating revenues

	For the years ended December 31,	
	2007	2006
Marine freight income	$ 133,285,318	$ 128,862,289
Ship rental income	7,234,897	17,990,165
Commission income and Agency service income	109,413	116,958
Container manufacturing income	2,338,463	1,833,136
Others	1,956,366	1,274,205
	$ 144,924,457	$ 150,076,753

(30)Expenses relating to personnel, depreciation, depletion and amortization

Personnel, depreciation, depletion and amortization expenses are summarized as follows:

	For the year ended December 31, 2007		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 1,574,729	$ 1,163,103	$ 2,737,832
Labor and health insurance	38,032	64,816	102,848
Pension	121,314	91,835	213,149
Others	118,575	35,039	153,614
Depreciation	3,856,378	845,759	4,702,137
Depletion	-	-	-
Amortization	626,053	27,101	653,154

	For the year ended December 31, 2006		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 1,984,539	$ 1,071,788	$ 3,056,327
Labor and health insurance	45,946	65,299	111,245
Pension	124,438	103,633	228,071
Others	135,492	43,872	179,364
Depreciation	3,694,167	1,363,128	5,057,295
Depletion	-	-	-
Amortization	206,436	49,952	256,388

(31)Income tax

	For the years ended December 31,	
	2007	2006
Income tax expense	$ 1,411,168	$ 84,958
Add (Less):		
Prepaid and withholding taxes	(468,284)	(602,258)
Separate income tax	(337)	(111)
Adjustments for changes in tax estimates	105,284	110,560
Net change in deferred income tax assets	(499,063)	1,201,079
Changes in accounting principles	-	(50,937)
Income tax effect arising from equity adjustments	64,488	(64,513)
Income tax payable	$ 613,256	$ 678,778

A. Deferred income tax assets and liabilities

	December 31,	
	2007	2006
Deferred income tax assets	$ 507,350	$ 480,388
Deferred income tax liabilities	($ 2,072,708)	($ 1,546,388)
Valuation allowance	($ 827)	($ 1,122)

B. Details of temporary differences, resulting in deferred income tax assets and liabilities are as follows:

	December 31,			
	2007		2006	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Bad debts	$ 556	$ 139	$ 786	$ 197
Unrealized foreign exchange (gain) loss	(146,400)	(39,054)	16,282	4,071
Foreign dividends	-	-	3,742	936
Loss (gain) on valuation of financial assets	81,025	20,256	(50,081)	(12,520)
Loss (gain) on valuation of financial liabilities	1,014,844	253,711	431,511	107,876
Loss (gain) on valuation of financial liabilities for hedging	3,892	973	-	-
Loss (gain) on valuation of financial assets for hedging	-	-	(1,864)	(466)
Others	126,748	31,687	-	-
		$ 267,712		$ 100,094
Non-current items:				
Unrealized investment loss	-	-	1,300	325
Deferred income on disposal of shipping equipment	581,152	145,288	1,044,603	261,151
Unrealized expenses and losses	20,736	6,056	19,923	4,981
Pension expense	193,058	48,265	131,894	32,974
Loss on valuation of financial liabilities for hedging	-	-	263,714	65,929
Property, plant and equipment	3,249	975	(108,397)	(27,099)
Others	(120,860)	(30,214)	(13,404)	(3,351)
Equity-accounted investment income	(8,007,681)	(2,003,440)	(6,004,017)	(1,501,004)
Valuation allowance		(827)		(1,122)
		($1,833,897)		($1,167,216)

C. The 2006 and 2005 earnings which were not distributed had been assessed the 10% surtax amounting to $0 and $406,741, respectively.

D. As of December 31, 2007, the Company's income tax returns through 2005 have been assessed and approved by the Tax Authority.

E. Unappropriated retained earnings

	December 31, 2007	December 31, 2006
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	18,273,064	8,850,185
	$ 23,843,660	$ 14,420,781

F. As of December 31, 2007 and 2006, the balance of the imputation tax credit account was $2,514,432 and $1,605,161, respectively. The creditable tax rate was 11.98% for 2006 and is estimated to be 24.45% for 2007.

(32)Earnings per share

	For the year ended December 31, 2007				
	Amount		Weighted-average outstanding common shares	Earnings per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic earnings per share					
Consolidated net income from continuing operations	$13,434,845	$12,023,677	2,943,402	$ 4.56	$ 4.08
Less: Minority interest	(1,834,686)	(1,641,975)		(0.62)	(0.55)
Consolidated net income	$11,600,159	$10,381,702		$ 3.94	$ 3.53
Diluted earnings per share					
Consolidated net income from continuing operations	$13,434,845	$12,023,677		$ 4.37	$ 3.91
Less: Minority interest	(1,834,686)	(1,641,975)		(0.60)	(0.53)
Dilutive effect of common stock equivalents:					
(Convertible bonds)	55	41	128,429	-	-
Consolidated net income attributable to common stockholders with dilutive effect of common stock	$11,600,214	$10,381,743	3,071,831	$ 3.77	$ 3.38

	For the year ended December 31, 2006				
	Amount		Weighted-average outstanding	Earnings per share (in dollars)	
	Before tax	After tax	common shares	Before tax	After tax
Basic earnings per share					
Consolidated net income from continuing operations	$ 243,350	$ 158,392	2,911,327	$ 0.08	$ 0.05
Less: Cumulative effect of changes in accounting principles	(154,307)	(103,370)		(0.05)	(0.03)
Add: minority interest	356,558	356,558		0.12	0.12
Consolidated net income	$ 445,601	$ 411,580		$ 0.15	$ 0.14
Diluted earnings per share					
Consolidated net income from continuing operations	$ 243,350	$ 158,392		$ 0.08	$ 0.05
Less: Cumulative effect of changes in accounting principles	(154,307)	(103,370)		(0.05)	(0.03)
Add: minority interest	356,558	356,558		0.11	0.11
Dilutive effect of common stock:					
Convertible bonds	4,080	3,879	171,422	-	-
Consolidated net income attributable to common stockholders with dilutive effect of common stock	$ 449,681	$ 415,459	3,082,749	$ 0.14	$ 0.13

5.RELATED PARTY TRANSACTIONS

(1)Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Chang Yuag-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of Peony
Green Peninsula Agencies SDM. BHB.	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony (Note)
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony (Note)
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony (Note)
Evergreen Korea Corporation (EGK)	Investee of Peony (Note)
Evergreen India Pte. Ltd. (EGI)	Investee of Peony (Note)
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Investee of Peony (Note)
Evergreen Shipping Agency (Ireland) Ltd. (EGU)	Investee of Peony (Note)
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Investee of Peony (Note)

Related Party	Relationship with the Company
Evergreen Shipping Agency (Poland) SP. ZO. O (EGD-WWX)	Investee of Peony (Note)
Evergreen Shipping Agency France S.A. (EGF)	Investee of Peony (Note)
Evergreen Shipping (Spain) S.L. (EES)	Investee of Peony (Note)
Evergreen Shipping Agency (Italy) S.P.A. (EIT)	Investee of Peony (Note)
Seaside Transportation Service LLC (STS)	Investee of ISLAND with significant influence
Sinotrans Group Shenahen Co. (SGSC)	Investee of SGTC with significant influence

(Note) Peony has effective control over the investee December 31, 2007.

(2)Significant transactions and balances with related parties

A.Operating revenues from related parties

	For the years ended December 31,			
	2007		2006	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$ 102,540	-	$ 102,298	-
EIC	2,007,331	1	2,186,834	1
EVA	51	-	130	-
ITS	900,534	-	2,038,503	1
EIS	2,065,525	2	426,028	-
GESA	21,203	-	24,603	-
STS	-	-	60,224	-
	$ 5,097,184	3	$ 4,838,620	2

B. Expenditures on services rendered by related parties

	For the years ended December 31,			
	2007		2006	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$ 848,033	1	$ 908,118	1
EIC	378,970	-	309,157	-
ESRC	43,880	-	53,564	-
EAS	1,796	-	6,879	-
EVA	3,793	-	10,988	-
GESA	1,792,169	2	1,804,413	1
ITS	392,106	-	361,734	-
EIS	493,090	-	507,703	-
EMI	54,978	-	61,579	-
EGT	56,640	-	56,119	-
EGI	18,425	-	-	-
EGS	16,868	-	45,304	-
EGK	12,334	-	21,450	-
SGSC	-	-	184	-
	$ 4,113,082	3	$ 4,147,192	2

C.Asset transactions

a) Acquisitions of property, plant and equipment

	Items	December 31, 2007	December 31, 2006
EITC	Ships and equipments	$ -	$ 2,059,117
ESRC	Office equipment	-	620
EIC	Transportation equipment	3,845	-
		$ 3,845	$ 2,059,737

(a)In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's Board of Directors resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, and the Uni-Concord from related party-EITC, at a total price of USD 63,800. As of December 31, 2006, the ships were delivered and payments were made in full.

(b)The EITC is accounted for under the equity method. According to regulations, unrealized gain from the above acquisition is eliminated proportionately to the percentage of shareholding. As of December 31, 2007, the unrealized gain amounted to $173,725 and was recorded as deduction from long-term investment.

D.Leases

a) Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the years ended December 31,			
		2007		2006	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$ 72,402	97	$ 58,580	93
〃	Transportation equipment	1,664	-	1,938	3
EVA	Parking lots	304	1	288	1
ESRC	Parking lots	96	-	240	-
		$ 74,466	98	$ 61,046	97

b) Rent expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the years ended December 31,			
		2007		2006	
	Lease Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$ 39,834	96	$ 37,151	93
EITC	Office buildings	1,091	3	1,286	3
EVA	Parking lots	738	1	1,382	4
		$ 41,663	100	$ 39,819	100

c) Rent expenses incurred for the vessels and slot leased from the related parties are recorded under direct operating costs. Details are set forth below:

	For the years ended December 31,			
	2007		2006	
	Amount	% of Total Vessel and Slot Rental Expenses	Amount	% of Total Vessel and Slot Rental Expenses
ITS	$ 381,706	9	$ 361,339	9
EIS	119,862	3	118,354	3
GESA	1,798,309	40	1,813,302	40
EITC	633,167	14	709,444	18
	$ 2,933,044	66	$ 3,002,439	70

E. Receivables from and payables to related parties

The receivables from and payables to related parties which bear no interest, are set forth as follows:

	December 31,			
	2007		2006	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$ 60,901	-	$ 86,262	1
EITC	24,556	-	24,844	-
GESA	1,663	-	1,932	-
EIS	13,474	-	21,793	-
ITS	257,110	2	242,123	2
STS	-	-	7,534	-
	$ 357,704	2	$ 384,488	3

	For the years ended December 31,			
	2007		2006	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EITC	$ 37	-	$ 91	-
EVA	45	-	37	-
EIC	74,666	6	74,651	5
CCT	3,275	-	3,103	-
EIS	30,065	2	-	-
GESA	1,745	-	-	-
ITS	1,538	-	-	-
EGI	-	-	32,591	2
Others	481	-	233	-
	$ 111,852	8	$ 110,706	7

Accounts payable				
EITC	$ 8,338	-	$ 10,067	-
EIC	23,430	-	8,355	-
ESRC	3,728	-	8,673	-
EVA	181	-	139	-
ITS	32,441	-	9,609	-
EIS	67,496	1	383,596	7
Others	-	-	550	-
	$ 135,614	1	$ 420,989	7
Other payables				
EITC	$ -	-	$ 35	-
EIC	-	-	808	-
STS	-	-	5,051	1
	$ -	-	$ 5,894	1

F.Loans granted

	For the year ended December 31, 2007			
	Maximum Banance	Balance at Ending	Interest rate	Total Interest Income
Other receivables				
EGI	$ 32,591	$ -	-	$ -

	For the year ended December 31, 2006			
	Maximum Banance	Balance at Ending	Interest rate	Total Interest Income
Other receivables				
EGI	$ 32,591	$ 32,591	4.509%~5.822%	$ 203

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided to related parties are as follows：

	December 31, 2007		December 31, 2006	
TCT	USD	85,592	USD	76,292
CCT	USD	53,000	USD	53,000
ITS	USD	10,000	USD	10,000

(4)Significant contracts with related parties

A. The Company has entered into an agreement with EIC for various consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be in effect unless terminated.

B. The Company has entered into an agency agreement with EIC. Under the agreement, EIC has served as the Company's agent for cargo forwarding and freight collection since 2002. As of December 31, 2007 and 2006, the amount receivable under the agency agreement was $60,901 and $85,577, respectively.

C. The Company has entered into an agreement with ESRC. Under the agreement, ESRC shall provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office was $940, and for the Kaohsiung office and container yards was $1,614. The fees are paid monthly. For long-term contracts, please refer to Note G.

D. The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of native crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of December 31, 2007 and 2006, the debit balances of the accounts are as follows:

	December 31, 2007	December 31, 2006
EIS	$ 13,029	$ 10,748
GESA	4,861	4,895
	$ 17,890	$ 15,643

E. The Company has entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, freight collection and payment of expenses incurred in foreign ports. The transactions are recorded under "agency accounts". As of December 31, 2007 and 2006, the balances of the accounts are as follows:

a) Debit balances of agency accounts

	December 31, 2007	December 31, 2006
EIC	$ -	$ 53,517
GESA	27,282	15,434
ITS	1,756,597	121,141
EMI	-	40,568
EGT	-	67,154
EIS	-	475,594
EGK	-	6,533
EGS	-	784
EGI	-	10,191
	$ 1,783,879	$ 790,916

b) Credit balances of agency accounts

	December 31, 2007	December 31, 2006
EIC	$ 10,468	$ -
EIS	1,164,898	1,005,432
EGH	322,467	-
	$ 1,497,833	$ 1,005,432

F. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2007 and 2006 are as follows:

	For the years ended December 31,	
	2007	2006
EITC	$ -	$ 94,028
EIC	229,322	-
EIS	99,569	90,774
ITS	1,710	-
GESA	21,203	24,603
	$ 351,804	$ 209,405

(5)In order to give back to society, the Company sponsored charities for the public good through Chang Yang-Fa Foundation and Chang Yung-Fa Charity Foundation totaling $43,000 and $1,500 in December 31, 2007 and 2006, respectively.

6.PLEDGED ASSETS

The Company's assets pledged as collateral as of December 31, 2007 and 2006 are as follows:

	Book value		
Pledged asset	December 31, 2007	December 31, 2006	Purpose
Restricted assets-current			
-Time deposits	$ 184,411	$ 134,915	Performance guarantee
Property, plant and equipment	4,875,953	7,924,277	Long-term loan
Financial assets carried at cost			
-Classic Outlook Investment Ltd.	3,324,774	3,335,974	〃
-Everup Profits Ltd.	7	7	〃
	$ 8,385,145	$ 11,395,173	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	December 31, 2007	December 31, 2006
Bank of America	USD 5,000	USD 5,000

B. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	December 31, 2007		December 31, 2006	
TCT	USD	85,592	USD	76,292
CCT	USD	53,000	USD	53,000
ITS	USD	10,000	USD	10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD 115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to December 31, 2007. As of December 31, 2007, 7,799,086 units were redeemed and 521,066 units were outstanding, representing 5,210,719 shares of the Company's common stock.

D. In 1999, due to the conflicts from the contract to import and export goods, a lawsuit was filed against Shenzhen Greentrans Transportation Co., Ltd. (SGTC) by the other company. SGTC had authorized the agent lawyer to litigate, requesting an indemnity of RMB10,527 thousand plus the interest, by December 31, 2007. In this case, our company was judged by the Shenzhen Intermediate People's Court as the winning party of this lawsuit. Then, the plaintiff appealed the case to a higher court, the Gung Dong High People's Court, which in 2001 had judged the company as the loser of the lawsuit and had secured part of the transportation equipment. (As of December 31, 2007, the book value of the fixed asset was RMB6,661 thousand) However, the company refused to accept the results and requested a retrial, and till the date of the presentation of the financial report, the case is still being judged. The final results of this case are still awaited, and the cost of the second case is not yet listed.

E. As of December 31, 2007, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $20,625,442, and the unutilized credit were $12,496,230.

F. As of December 31, 2007, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Spreaders	USD	598	USD	120	USD	478

G. As of December 31, 2007, the machineries that EHIC(M) purchased were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
25-ton overhead cranes	MYR	342	MYR	325	MYR	17
Mould	MYR	22	MYR	-	MYR	22

H. As of December 31, 2007, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment were as follows:

Lessor	Amount (in thousand dollars)	
EITC	USD	45,091
GESA		168,683
GMS		11,778
MCC		6,650
ESI		27,366
EIS		10,716
C19		123,597
CONTI		131,192
HF1		17,311
SAT		24,931
ES2		25,579
FS7		65,026
FSL		65,026
APOLL		1,420
ELEPH		4,969
HERME		1,692
PANAG		1,216
POSEI		1,726
TIGER		4,655
Quaterieme Leasing International Co., Ltd.		40,789
HALIFAX		212,021
	USD	991,434

I. As of December 31, 2007, the estimated amount of security service in the following years under the long-term contract that the Company entered into with ESRC amounted to $32,728.

J. As of December 31, 2007, the guaranteed notes issued by the Company for loans borrowed amounted to $3,073,500.

8. SIGNIFICANT CATASTROPHE

NONE.

9.SUBSEQUENT EVENTS

On December 24, 2007, the Company's Board of Directors resolved to participate in the capital increase of Taipei Port Container Terminal Corporation as an original stockholder. In addition, the Company had paid the full amount on March 25, 2008 and completed the registration procedures. The Company paid $10 for each share and received 30 million new shares amounting to $300,000.

10.OTHERS

(1)Fair value information of financial instruments:

	December 31, 2007		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$21,602,307	$ -	$21,602,307
Notes and accounts receivable	14,763,719	-	14,763,719
Financial assets at fair value through profit or loss			
Equity securities	25,364	25,364	-
Beneficiary certificates	1,321,780	1,321,780	-
Other financial assets-current	105,727	-	105,727
Restricted assets-current	184,411	-	184,411
Available-for-sale financial assets-non current	772,064	772,064	-
Financial assets carried at cost-non current	5,040,770	-	-
Bond investments with no active market-non current	12,157	-	-
Long-term receivables including current portion	64,693	-	64,693
Refundable deposits	108,167	-	108,167
Liabilities			
Short-term loans	98,723	-	98,723
Notes and accounts payable	25,722,972	-	25,722,972
Corporate bonds payable (including current portion)	2,301,964	-	2,301,964
Long-term loans (including current portion)	25,124,100	-	25,124,100
Guarantee deposits received	41,428	-	41,428
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	12,349	-	12,349
Currency exchange contracts (CCS)	7,820	-	7,820
Oil swap	54,343	-	54,343
Structured financial instruments	220,581	-	220,581
Liabilities		-	
Interest rate swap (IRS)	7,434	-	7,434
Currency exchange contracts (CCS)	801,696	-	801,696
Foreign exchange option (FX Option)	289,230	-	289,230
Oil swap	350,037	-	350,037
Conversion right of stock	9,004	-	9,004

	December 31, 2006		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$10,100,138	$ -	$10,100,138
Notes and accounts receivable	13,514,687	-	13,514,687
Financial assets at fair value through profit or loss			
Bond investments	14,015	14,015	-
Equity securities	82,030	82,030	-
Beneficiary certificates	2,940,370	2,940,370	-
Other financial assets-current	106,083	-	106,083
Restricted assets-current	134,915	-	134,915
Available-for-sale financial assets-non current	625,488	625,488	-
Financial assets carried at cost-non current	5,709,762	-	-
Bond investments with no active market-non current	11,131	-	-
Long-term receivables including current portion	349,916	-	349,916
Refundable deposits	559,771	-	559,771
Liabilities			
Short-term loans	834,000	-	834,000
Notes and accounts payable	23,080,134	-	23,080,134
Corporate bonds payable (including current portion)	7,125,814	-	7,125,814
Long-term loans (including current portion)	24,174,379	-	24,174,379
Guarantee deposits received	4,115	-	4,115
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	43,654	-	43,654
Currency exchange contracts (CCS)	2,942	-	2,942
Oil swap	1,864	-	1,864
Structured and equity-linked financial instruments	776,184	-	776,184
Liabilities			
Interest rate swap (IRS)	45,678	-	45,678
Currency exchange contracts (CCS)	14,822	-	14,822
Foreign exchange option (FX Option)	234,388	-	234,388
Oil swap	438,291	-	438,291
Conversion right of stock	9,004	-	9,004

The unrealized loss that the Group recognized for the years ended December 31, 2007 and 2006 due to changes in fair value estimated using a valuation technique were $1,478,558 and $437,602, respectively.

(2)The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

A. The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method was applied to cash and cash equivalents, notes and accounts receivable (payable), other financial assets, restricted assets, refundable deposits, short-term debts, short-term bills payable and guarantee deposits received.

B. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Group.

C. Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Group has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in the income statement when the financial asset is derecognized, impaired or amortized.

D. Financial assets carried at the cost consist of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

E. Long-term accounts receivable are interest-bearing financial assets with floating interest rate, thus the carrying value is close to the fair value.

F. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents their fair value.

G. Fair values of corporate bonds payable are determined based on quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

H. Financial liabilities carried at cost are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that cannot be reliably measured. Such instruments are measured at costs in accordance with the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

I. The fair values of derivative financial instruments, except for paragraph "H" are determined based on the estimated amounts to be received or paid if the Group terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Group's derivative financial instruments.

(3)As of December 31, 2007 and 2006, the financial assets with fair value risk due to the change of interest rate amounted to $12,349 and $43,654; respectively, the financial liabilities with fair value risk due to the change of interest rate amounted to $7,434 and $45,678, respectively; the financial assets with cash flow risk due to the change of interest rate amounted to $18,420,812 and $7,152,689, respectively; and the financial liabilities with cash flow risk due to the change of interest rate amounted to $21,862,721 and $22,112,794, respectively.

(4)For the years ended December 31, 2007 and 2006, total interest income (calculated using the effective interest method) on financial assets that are not at fair value through profit or loss amounted to $171,390 and $151,970, respectively, and total interest expense (calculated using the effective interest method) on financial liabilities that are not at fair value through profit or loss amounted to $162,646 and $140,001, respectively.

(5)Risk policy and hedging strategy

The financial instruments held by the Group, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Group also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Group's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Group adopts a combination of fixed and floating interest rate methods for loans to manage such interest rate risks. In addition, the Group also engages in interest rate swaps to minimize cost of borrowings.

As of December 31, 2007, the carrying values of the Group's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

A. Fixed interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$ 2,936,790	$ -	$ -	$ -	$ 2,936,790
Corporate bonds	(1,000,000)	-	-	-	(1,000,000)
Bank loan	(500,000)	-	-	-	(500,000)

B. Floating interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$18,576,113	$ -	$ -	$ -	$18,576,113
Bank loan	(533,333)	(266,666)	-	-	(799,999)
〃	(666,667)	(666,667)	-	-	(1,333,334)
〃	(48,273)	(96,547)	(96,547)	(103,443)	(344,810)
〃	-	(500,000)	-	-	(500,000)
〃	-	-	-	(2,364,902)	(2,364,902)
〃	-	-	-	(300,000)	(300,000)
Corporate bonds	(500,000)	-	-	-	(500,000)
Loans	-	-	-	(649,630)	(649,630)
〃	(931,729)	-	-	(12,289,659)	(13,221,388)
〃	(581,209)	-	-	(1,007,360)	(1,588,569)
〃	-	-	-	(161,366)	(161,366)
〃	-	-	-	(98,723)	(98,723)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus do not have inherent interest rate risk.

Exchange rate risk

Although the Group is exposed to exchange rate risk, the Company has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Group only deals with third parties with good credit standing. In compliance with the Group's policies, strict credit assessment is to be performed by the Group prior to providing credit to customers. The occurrence of bad debts is also minimized by the Group's practice of continuously monitoring and assessing collections on accounts and notes receivable and making adjustments to the credit terms granted to each customer based on the conclusion drawn from such assessment. Moreover, the Group is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Group are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Group only deals with third parties with qualifying credit standings, no collateral is required by the Group which also represents that the maximum credit exposure amount equals to the relative carrying

value. The maximum credit exposure amount for various financial assets held by the Group is analyzed as below:

Financial instruments	December 31, 2007 Carrying value	December 31, 2007 Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity securities	$ 25,364	$ 25,364
Beneficiary certificates	1,321,780	1,321,780
Interest rate swap	12,349	12,349
Currency exchange swap	7,820	7,820
Oil swap	54,343	54,343
Others	220,581	220,581
Available-for-sale financial assets-non current		
Equity securities	772,064	772,064
Financial assets carried at cost-non current		
Stock	5,040,770	5,040,770
Bond investments with no active market-non current		
Corporate bonds	12,157	12,157

Financial instruments	December 31, 2006 Carrying value	December 31, 2006 Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Bond investments	$ 14,015	$ 14,015
Equity securities	82,030	82,030
Beneficiary certificates	2,940,370	2,940,370
Interest rate swap	43,654	43,654
Currency exchange swap	2,942	2,942
Others	776,184	776,184
Derivative financial assets for hedging-current		
Oil swap	1,864	1,864
Available-for-sale financial assets-non current		
Equity securities	625,488	625,488
Financial assets carried at cost-non current		
Stock	5,709,762	5,709,762
Bond investments with no active market-non current		
Corporate bonds	11,131	11,131

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Group in the case of counterparty's default. Since the counterparties of the Group are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Group is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Group achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Group is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(6)Hedging activity

Cash flow hedge

The Group also engages in oil hedging transactions to minimize oil cost arising from variations in oil price. The Group compares the oil price and settles the contracts by cash to offset the oil cost (an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Group holds interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated hedging instrument				
	Financial instrument was designated as hedged	Fair value			Period of gain (loss) expected
Hedge item	Instrument	December 31, 2007	December 31, 2006	Period of anticipated cash flow	to be recognized
Floating interest debts	Interest rate swap	($ 3,892)	($ 11,944)	02~08	02~08
Expected oil transaction	Oil swap	-	(249,905)	04~08	04~08

Items	December 31, 2007	December 31, 2006
Adjustment amount in equity	$ 193,469	($ 267,194)
Adjustment amount from equity to income statement	(193,469)	267,194
Adjustment amount from equity to non financial assets (liabilities)	-	-

(7) OTHERS

A. Certain accounts in the 2006 financial statements were reclassified to conform with the 2007 financial statement presentation.

B. 2007, the subsidiaries did not own any shares of the Company.

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURES BUREAU

(1)Related information of significant transactions

A. Endorsements and guarantees provided during the year ended December 31, 2007

(Note 1) Number	Endorser/guarantor	Party being endorsed/guaranteed	(Note 2) Relationship with the endorser/guarantor	Limit on endorsements/guarantees provided for a single party	Maximum outstanding endorsement/guarantee amount during the year ended December 31, 2007	Outstanding endorsement/guarantee amount at December 31, 2007	Amount of endorsements/guarantees secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	(Note 3) Ceiling on total amount of endorsements/ guarantees provided
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 128,810,606	$ 27,638,656 (USD 838,806)	$ 26,560,315 (USD 817,706)	$ -	41.24%	$ 161,013,258
0	Evergreen Marine Corporation	Peony Investment S.A.	2	128,810,606	7,054,281 (USD 212,600)	6,106,522 (USD 188,000)	-	9.48%	
0	Evergreen Marine Corporation	Evergreen Marine (UK) Ltd.	3	128,810,606	20,977,485 (USD 645,829)	20,977,485 (USD 645,829)	-	32.57%	
0	Evergreen Marine Corporation	Taranto Container Terminal S.P.A. (NOTE 5)	1	186,809	2,780,151 (USD 85,592)	2,780,151 (USD 85,592)	-	4.32%	
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	128,810,606	398,172 (USD 12,000)	389,778 (USD 12,000)	-	0.61%	
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	32,202,652	1,758,593 (USD 53,000)	1,721,520 (USD 53,000)	-	2.67%	
0	Evergreen Marine Corporation	Italia Marittima S.P.A.	1	916,617	331,810 (USD 10,000)	324,815 (USD 10,000)	-	0.50%	

Note 1: The way filling in as following :

"0" denotes the issuer.

The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statements, the amount should be interpreted by the Company.

Note 4: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 250% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company: NT$64,405,303 thousand * 250% = NT$161,013,258 thousand

Note 5: The amount of endorsements and guarantees provided by the Company to related enterprise, Taranto Container Terminal S.P.A. (TCT), is in excess of the maximum amount predertermined by the Company's credit policy. The Company has set out an improvement plan to deal with the issue of providing endorsements and guarantees in excess of the maximum limits. The corresponding banks of TCT have agreed to cancel the endorsements and quarantees requested. The internal process of the banks will be completed before June 2008.

B. Marketable securities held as at December 31, 2007

				As of December 31, 2007				
Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 48,998,704	100	$ 48,998,704	(Note)
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	69,956	55	69,956	(Note)
	Charng Yang Development Co., Ltd.	Investee company accounted for under the equity method	〃	36,680	464,831	40	464,831	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,561,859	39.74	6,424,544	12/31 price
	Evergreen Security Corporation	〃	〃	4,000	53,677	31.25	53,677	
	EVA Airways Corporation	〃	〃	750,571	8,559,094	19.37	10,132,712	12/31 price
	Taipei Port Container Terminal Corporation	〃	〃	34,000	327,546	20	327,546	
	Power World Fund Inc.	None	Financial assets carried at cost-non current	1,460	14,602	5.68	-	Unable to acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.51	-	〃
	GRETEC Construction Corp.	〃	〃	3,500	43,750	17.5	-	〃
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	〃
	Toplogis, Inc.	〃	〃	2,464	22,100	14.79	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets-non current	44,343	702,844	8.45	702,844	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,403	69,220	0.03	69,220	
	China Man-Made Fiber Corporation	〃	Financial assets held for trading	22	251	-	251	
	Shih Wei Navigation Co.,Ltd.	〃	〃	50	2,725	-	2,725	
	ACHEM Technology Corp.	〃	〃	150	2,715	-	2,715	
	Solar Applied Materials Technology Corp.	〃	〃	10	1,150	-	1,150	
	Sunfar Computer Co. Ltd.	〃	〃	404	18,253	-	18,253	

Note: when edited the consolidated financial statements, the investment had been written off.

B. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Mutual Fund:							
	Taishin Lucky Fund	None	Financial assets held for trading	24,002	$ 250,154		$ 250,154	
	YUANTA Global Realty & Infrastructure Fund-Accumulation	〃	〃	7,000	63,700		63,700	
	Polaris De-Li Fund	〃	〃	8,497	130,000		130,000	
	TLAM Asia Pacific REITs Fund	〃	〃	500	4,995		4,995	
	JF First Bond Fund	〃	〃	9,752	139,200		139,200	
	The Rsit Enhanced Bond Fund	〃	〃	16,895	189,332		189,332	
	Yuanta Wan Tai Bond Fund	〃	〃	3,681	52,230		52,230	
	NITC Global REITs Fund	〃	〃	2,000	17,436		17,436	
	Cathay Global Infrastructure Fund	〃	〃	2,588	28,991		28,991	
	HSBC Taiwan Dragon Fund	〃	〃	1,534	24,022		24,022	
	HUA NAN Private Placed Bond Fund No. 1	〃	〃	1,972	20,253		20,253	
	Polaris Di-Po Fund	〃	〃	13,078	147,315		147,315	
	Lydia Capital Alternative Investment Fund	〃	〃	400	84,452		84,452	
	Foreign Corporate Bonds:							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	〃	Debt investment with no active market - non current	16	12,157		12,157	

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiary Certificates: POLARIS DI-PO Fund	Financial assets held for trading	Open market transaction	None	9,480	$ 105,000	15,121	$ 170,000	11,523	$ 128,094	$ 127,968	$ 126	13,078	$ 147,032
	JF(Taiwan) Bond Fund	〃	〃	〃	7,350	112,000	8,405	130,000	15,755	242,358	242,000	358	-	-
	YUANTA Global Asset Securitization Balanced Income Fund-Accumulation	〃	〃	〃	-	-	11,000	110,000	11,000	110,000	110,000	-	-	-
	TIIM High Yield Fund	〃	〃	〃	21,119	262,000	2,382	30,000	23,501	292,346	292,000	346	-	-
	GRAND CATHAY FUND	〃	〃	〃	-	-	5,663	100,000	5,663	104,587	100,000	4,587	-	-
	Jih Sun Mortgage Backed Securities Fund	〃	〃	〃	-	-	14,000	140,000	14,000	136,636	140,000	(3,364)	-	-
	NITC Private Placement Global Fixed Income Arbitrage Fund	〃	〃	〃	10,000	100,000	-	-	10,000	104,051	100,000	4,051	-	-
	Truswell Global Fixed Income Fund of Fund	〃	〃	〃	12,000	120,000	-	-	12,000	124,424	120,000	4,424	-	-
	Polaris De-Li Fund	〃	〃	〃	-	-	15,045	230,000	6,548	100,041	100,000	41	8,497	130,000

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiary Certificates:													
	Fuh-Hwa Bond Fund	Financial assets held for trading	Open market transaction	None	3,007	$ 40,000	10,095	$ 150,000	13,102	$ 190,213	$ 190,000	$ 213	-	$ -
	Mega Diamond Bond Fund	〃	〃	〃	-	-	21,421	250,000	21,421	250,116	250,000	116	-	-
	JF First Bond Fund	〃	〃	〃	-	-	9,752	139,000	-	-	-	-	9,752	139,000
	ING Taiwan Income Fund	〃	〃	〃	-	-	15,569	250,000	15,569	250,111	250,000	111	-	-
	Dresdner Bond Dam Fund	〃	〃	〃	-	-	21,272	250,000	21,272	250,252	250,000	252	-	-
	Taishin Lucky Fund	〃	〃	〃	-	-	24,002	250,000	-	-	-	-	24,002	250,000
	Fuhwa Bond Fund	〃	〃	〃	-	-	15,435	200,000	15,435	200,028	200,000	28	-	-
	NITC Taiwan Bond Fund	〃	〃	〃	-	-	10,498	150,000	10,498	150,093	150,000	93	-	-
	The Rsit Enhanced Bond Fund	〃	〃	〃	-	-	21,403	239,000	4,508	50,020	50,000	20	16,895	189,000

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiary Certificates:													
	Yuanta Wan Tai Bond fund	Financial assets held for trading	Open market transaction	None	-	$ -	13,557	$ 192,000	9,876	$ 140,000	$ 139,869	$ 131	3,681	$ 52,131
	IBT Ta Chong Bond Fund	〃	〃	〃	-	-	9,841	130,000	9,841	130,031	130,000	31	-	-
	Capital Money Market Fund	〃	〃	〃	-	-	7,285	110,000	7,285	110,079	110,000	79	-	-
	PCA Well Pool Fund	〃	〃	〃	-	-	95,301	1,210,000	95,301	1,210,576	1,210,000	576	-	-
	Global Fixed Income Portfolio-B	〃	〃	〃	-	-	5	148,978	5	142,638	148,978	(6,340)	-	-

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 848,033	3.29%	30~60 days	$ -	-	($ 8,338)	0.36%	
			Sales	102,540	0.37%	30~60 days	-	-	24,593	1.82%	
	Evergreen International Corp.	Investee of the Company's major stockholder	Sales	2,007,331	7.21%	30~60 days	-	-	135,567	10.03%	
			Purchases	378,970	1.47%	30~60 days	-	-	(23,430)	1.02%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	742,019	2.88%	30~60 days	-	-	(44,357)	1.93%	Note
	Evergreen Marine (UK) Limited	Indirect subsidiary of the Company	Purchases	233,047	0.90%	30~60 days	-	-	(18,679)	0.81%	Note
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	324,647	1.17%	30~60 days	-	-	31,087	2.30%	Note
			Purchases	466,998	1.81%	30~60 days	-	-	(28,966)	1.26%	Note
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,792,169	6.95%	30~60 days	-	-	-	-	
	Evergreen International S.A.	Major stockholder	Purchases	119,952	0.47%	30~60 days	-	-	(67,496)	2.93%	
	Italia Marittima S.P.A.	Investee of the Company's subsidiary with significant influence	Sales	136,061	0.49%	30~60 days	-	-	1,729	0.13%	
			Purchases	392,106	1.52%	30~60 days	-	-	(32,441)	1.41%	

Note: When edited the consolidated financial statements, the transaction had been written off.

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at December 31, 2007

Creditor	Counterparty	Relationship with the Company	Balance as at December 31, 2007	Turnover rate	Overdue receivables		Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
					Amount	Action taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major stockholder	$ 135,567		-	-	$ 50,241	-

(2)Disclosure information of investee companies

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$ 48,998,704	$ 7,973,542	$ 7,990,833	Subsidiary of the Company (Note)
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Szu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	69,956	9,742	4,641	〃
	Charng Yang Development Co., Ltd.	2F, No. 369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sales of residential and commercial buildings	320,000	320,000	36,680	40.00	464,831	94,834	37,933	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No. 899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,561,859	898,752	412,597	〃
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guard services	25,000	25,000	4,000	31.25	53,677	21,934	5,292	〃
	EVA Airways Corporation	11F, No. 376, Section 1, Hsinnan Rd.,Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.37	8,559,094	(1,871,918)	(362,585)	〃
	Taipei Port Container Terminal Corporation	6F-1, No. 220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo	340,000	340,000	34,000	20.00	327,546	(13,404)	(2,681)	〃

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 961,006	USD 176,029	USD 176,029	Indirect subsidiary of the Company (Note)
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 558	USD 11	USD 11	〃
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box 71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 79,203	USD 12,172	USD 12,172	〃
	Evergreen Marine (UK) Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 142,443	USD 97,754	USD 49,854	〃
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 38,097	USD 3,182	USD 2,687	〃
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 10,749	USD 1,694	USD 1,614	〃
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 344	USD 432	USD 75	〃

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	PT. Evergreen Shipping Agency Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 517	USD 258	-	51.00	USD 1,433	USD 1,378	USD 351	Indirect subsidiary of the Company (Note)
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50.00	USD 15,656	(USD 9,684)	(USD 4,842)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 183,604	USD 5,739	USD 2,812	〃
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No. 4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,505	USD 975	USD 195	〃
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,385	USD 263	USD 144	Indirect subsidiary of the Company (Note)

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114 Huangho E Rd., Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,913	USD 1,463	USD 549	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No. 201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,242	USD 1,217	USD 487	Investee company of Peony accounted for under equity method
	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 2,000	USD 1,000	-	20.00	USD 2,059	(USD 267)	(USD 53)	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 28,636	USD 28,636	12,250	48.18	USD 24,635	USD 1,903	USD 947	〃
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 438	USD 219	765	51.00	USD 3,856	USD 1,496	USD 382	Indirect subsidiary of the Company (originally owning 25.5%) (Note)

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 476	USD 238	408	51.00	USD 2,519	USD 3,558	USD 907	Indirect subsidiary of the Company (originally owning 25.5%) (Note)
	Evergreen Shipping Agency (Korea) Corp.	15th Fl, Korea Express Center, 83-5,4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 564	USD 238	121	100.00	USD 4,398	USD 690	USD 345	Indirect subsidiary of the Company (originally owning 50%) (Note)
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 1,750	4	70.00	USD 3,610	(USD 68)	(USD 47)	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 22	USD 11	100	99.997	USD 350	USD 933	USD 466	Indirect subsidiary of the Company (originally owning 50%) (Note)
	Evergreen Shipping Agency (Australia) Pty. Ltd	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD -	USD -	1	51.00	USD 468	USD 633	USD 162	Indirect subsidiary of the Company (originally owning 25.5%) (Note)

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg, Germany	Shipping agency	USD 90	USD -	-	100.00	USD 8,254	USD 178	USD -	Indirect subsidiary of the Company (New purchase this period, so no recognized investment income/loss) (Note)
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD -	USD -	-	100.00	USD 115	USD 74	USD -	″
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 7,642	USD -	-	100.00	USD 3,977	USD 436	USD -	″
	Evergreen Shipping Agency (Poland) SP. ZO. 0	UL. POSTEPU 18, 02-676 WARSZAWA, POLAND	Shipping agency	USD 69	USD -	-	100.00	USD 662	USD 19	USD -	″
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 503	USD -	100	99.99	USD 35	(USD 123)	USD -	″
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 PARIS LA DEFENSE CEDEX-FRANCE	Shipping agency	USD 146	USD -	1	99.40	USD 1,043	USD 328	USD -	″
	Evergreen Shipping (Spain) S.L.	CALLE SIETE AGUAS, 11-ENTLO. 46023 VALENCIA, SPAIN	Shipping agency	USD 486	USD -	3	55.00	USD 3,905	USD 5,826	USD -	″
	Evergreen Shipping Agency (Italy) S.P.A.	SCALI CERERE, 9 LIVORNO ITALY	Shipping agency	USD 1,619	USD -	1	55.00	USD 2,193	USD 871	USD -	″

A.The investee, location and related information are as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Evergreen Shipping Agency (Russia) Limited	6 Sofiyskaya Street, ST Petersburg, 192236 RUSSIA	Shipping agency	USD 124	USD -	-	51.00	USD 850	USD 1,114	USD -	Indirect Subsidiary of the Company (New purchase this period, so no recognized investment income/loss) (Note)
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 345	USD -	-	51.00	USD 456	USD 30	USD -	〃
	Green Peninsula Agencies SDM. BHD.	NO.7, JALAN JURUTERA U1/23, SECTION U1, HICOM GLENMARIE INDUSTRIAL PARK,	Investment holding company	USD 450	USD -	1,500	30.00	USD 7,174	USD 4,384	USD -	Investee company of Peony accounted for under equity method (New purchase this period, so no recognized investment income/loss)

Note: When edited the consolidated financial statements, the investment had been written off.

B. Loans granted during the year ended December 31, 2007

Number	Creditor	Borrower	General ledger account	Maximum outstanding balance during the year ended December 31, 2007	(Note 4) Balance at December 31, 2007	Interest rate	Nature of loan	Amount of transactions with the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral Item	Collateral Value	Limit on loans granted to a single party	Ceiling on total loans granted
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties	USD 1,250	USD 1,250	5.516~5.917	2	USD -	Working capital requirement	USD -	-	USD -	NTD 12,881,061	NTD 25,762,121
2	Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,931	USD 8,931	6.23	2	USD -	〃	USD -	-	USD -	NTD 12,881,061	NTD 25,762,121
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 3,721	USD 3,721	6.23	2	USD -	〃	USD -	-	USD -	NTD 12,881,061	NTD 25,762,121

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: When character of loans is "2", it should describe the reason and target of loans specifically.

Note 3: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:
   The Company: NT$64,405,303 thousand * 20% = NT$12,881,061 thousand
2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:
   The Company: NT$64,405,303 thousand * 40% = NT$25,762,121 thousand

Note 4: When edited the consolidated financial statements, the transaction had been written off.

C. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)		Book value	Ownership (%)		Market value	Remark
Peony Investment S.A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD	79,203	100.00	USD	79,203	(Note)
	Evergreen Shipping Agency (Deutschland) GmbH	"	"	-	USD	8,254	100.00	USD	8,254	(Note)
	Evergreen Shipping Agency (Ireland) Ltd.	"	"	-	USD	115	100.00	USD	115	(Note)
	Evergreen Shipping Agency (Korea) Corporation	"	"	121	USD	4,398	100.00	USD	4,398	(Note)
	Evergreen Shipping Agecny (Netherlands) B.V.	"	"	-	USD	3,977	100.00	USD	3,977	(Note)
	Evergreen Shipping Agency (Poland) SP. ZO. O	"	"	-	USD	662	100.00	USD	662	(Note)
	Greencompass Marine S.A.	"	"	3,535	USD	961,006	100.00	USD	961,006	(Note)
	Vigor Enterprise S.A.	"	"	5	USD	558	100.00	USD	558	(Note)
	Evergreen Shipping Agency (India) Private Limited.	"	"	100	USD	350	99.997	USD	350	(Note)
	Evergreen Argentina S.A.	"	"	100	USD	35	99.99	USD	35	(Note)
	Evergreen Shipping Agency France S.A.	"	"	1	USD	1,043	99.40	USD	1,043	(Note)
	PT Multi Bina Pura International	"	"	68	USD	10,749	95.30	USD	10,749	(Note)
	Pt Multi Binatransport	"	"	2	USD	344	17.39	USD	344	(Note)
	Evergreen Heavy Industrial Corp (M) Berhad	"	"	42,120	USD	38,097	84.44	USD	38,097	(Note)
	Armand Investment (Netherlands) N.V.	"	"	4	USD	3,610	70.00	USD	3,610	(Note)
	Evergreen Shipping (Spain) S.L.	"	"	3	USD	3,905	55.00	USD	3,905	(Note)
	Evergreen Shipping Agency (Italy) S.P.A.	"	"	1	USD	2,193	55.00	USD	2,193	(Note)
	Shenzhen Greentrans Transportation Co., Ltd.	"	"	-	USD	3,385	55.00	USD	3,385	(Note)
	Evergreen Marine (UK) Ltd.	"	"	765	USD	142,443	51.00	USD	142,443	(Note)
	Evergreen Shipping Agency (Australia) Pty Ltd.	"	"	1	USD	468	51.00	USD	468	(Note)

C. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Evergreen Shipping Agency (Russia) Limited	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	-	USD	850	51.00	USD	850	(Note)
	Evergreen Shipping Agency (Singapore) Pte Ltd.	〃	〃	765	USD	3,856	51.00	USD	3,856	(Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	2,519	51.00	USD	2,519	(Note)
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	456	51.00	USD	456	(Note)
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,433	51.00	USD	1,433	(Note)
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	15,656	50.00	USD	15,656	
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	183,604	49.00	USD	183,604	
	Evergreen Container Terminal (Thailand) Limited	〃	〃	12,250	USD	24,635	48.18	USD	24,635	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD	2,242	40.00	USD	2,242	
	Qingdao Evergreen Container Transportation Co., Ltd.	〃	〃	-	USD	5,913	40.00	USD	5,913	
	Green Peninsula Agencies SDM, BHD	〃	〃	1,500	USD	7,174	30.00	USD	7,174	
	Shanghai JIFA Logistics Co., Ltd.	〃	〃	-	USD	8,505	21.0634	USD	8,505	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,059	20.00	USD	2,059	
	Dongbu Pusan Container Terminal Co., Ltd.	None	Financial assets carried at cost-non current	300	USD	1,556	15.00	USD	1,556	
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492	
	Colombo-South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investment accounted for by the equity method	8	USD	1,441	72.95	USD	1,441	(Note)
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD	28,699	90.00	USD	28,699	(Note)
	Classic Outlook Investment Ltd.	Investee of Clove accounted for under cost method	Financial assets carried at cost-non current	-	USD	102,359	2.25	USD	102,359	
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-	

C. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)		Book value	Ownership (%)		Market value	Remark
Clove Holding Ltd.	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investment accounted for by equity method	-	USD	958	36.00	USD	958	(Note)
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of Ample accounted for by equity method	〃	22,860	USD	63,694	40.00	USD	63,694	
Island Equipment LLC	Whitney Equiment LLC	Investee of Island accounted for by equity method	〃	-	USD	1,097	100.00	USD	1,097	(Note)
	Hemlock Equipment LLC	〃	〃	-	USD	1,761	100.00	USD	1,761	(Note)
Evergreen Marine (UK) Limited	Island Equipment LLC	Indirect subsidiary of Peony	〃	-	USD	399	15.00	USD	399	(Note)
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Investee of EMU accounted for by equity method	〃	-	USD	2,000	20.00	USD	2,000	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	〃	-	USD	5,140	100.00	USD	5,140	(Note)
Armand Estate (Netherlands) B.V.	Taiwan Terminal Services Co., Ltd.	Investee of Armand Estate B.V. accounted for by equity method	〃	17,000	USD	5,042	10.00	USD	5,042	
Greencompass Marine S.A.	UBS-Forward Arbitrage Strategy	None	Financial assets at fair value through profit or loss-current	50	USD	4,683	-	USD	4,683	
	Lydia Capital Alternative Investment Fund	〃	〃	8	USD	488	-	USD	488	
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service	〃	Financial assets carried at cost – non current	4	THB	1,160	2.00	THB	1,160	(Note)
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of EGD accounted under cost method	〃	-	EUR	18	100.00	EUR	18	(Note)
	Zoll Pool	〃	〃	-	EUR	10	6.25	EUR	10	(Note)

D. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Greencompass Marine S.A.	Investec Global Energy Fund	Financial assets held for trading	Open market transaction	None	17	USD 5,000	-	USD -	17	USD 4,508	USD 5,000	(USD 492)	-	USD -

E. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Evergreen Marine (UK) Limited	Evergreen Marine Corp.	The parent	Sales	GBP 3,614	0.60%	30-60 days	$ -	-	GBP 271	0.55%	(Note)
	〃	〃	Purchases	GBP 1,213	0.22%	30-60 days	-	-	GBP -	-	(Note)
Greencompass Marine S.A.	〃	〃	Sales	USD 14,844	0.65%	30-60 days	-	-	USD -	-	(Note)
	Evergreen International S.A.	Related party	Sales	USD 8,322	0.37%	30-60 days	-	-	USD -	-	
	Evergreen Marine Corp.	The parent	Purchases	USD 6,541	0.32%	30-60 days	-	-	USD -	-	(Note)
	Evergreen International S.A.	Related party	〃	USD 11,377	0.55%	30-60 days	-	-	USD -	-	
	Evergreen Heavy Industrial Corp. (M) Berhad	〃	〃	USD 35,343	1.71%	30-60 days	-	-	USD -	-	(Note)
	Italia Marittima S.P.A.	〃	Sales	USD 3,650	0.16%	30-60 days	-	-	USD 300	0.13%	
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	〃	〃	RM 122,129	33.28%	45 days	-	-	RM -	-	(Note)
	Evergreen International S.A.	〃	〃	RM 177,299	48.31%	45 days	-	-	RM 26,367	100.00%	
	Italia Marittima S.P.A.	〃	〃	RM 67,522	18.40%	45 days	-	-	RM -	-	

Note: When edited the consolidated statements, the transaction had been written off.

F. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at December 31, 2007

Creditor	Counterparty	Relationship with the Company	Balance as at December 31, 2007	Turnover rate	Overdue receivables: Amount	Overdue receivables: Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
Evergreen Marine (UK) Limited (Note)	Island Equipment LLC.	Indirect subsidiary of Peony	USD 3,721		USD -	-	USD -	USD -
Clove Holding Ltd. (Note)	Island Equipment LLC.	〃	USD 8,931		USD -	-	USD -	USD -
Evergreen Heavy Industrial Corp. (M) Berhad (Note)	Evergreen International S.A.	Related party	RM 26,367		RM -	-	RM 26,367	RM -

Note: When edited the consolidated statements, the transaction had been written off.

Evergreen Marine Corporation and Subsidiaries—Greencompass Marine S. A.
Derivative financial instrument transactions
December 31, 2007

A. Derivative financial instruments transactions:

(a) The contract amounts (or notional principal) and credit risk (expressed in thousand dollars)

	December 31, 2007			
Financial Instruments	Notional Principal (Contract Amount)		Credit Risk	
Interest rate swaps (IRS)	USD	149,204	USD	179
Currency exchange swap (CCS)	USD	444,000	USD	86

The above credit risk amounts are based on the contracts with positive fair values at the balance sheet date and represent the possible loss that will be incurred by the Company in the event of counterparties' default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(b) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. The foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(c) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and forward exchange options, no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is dominant. In addition, since the interest rates, exchange rates and prices are predetermined, no significant cash flow risk is expected.

(d) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Company are held for trading and non-trading purposes. The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Company focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(e) Financial statement disclosures for derivative financial instruments

a) Interest Rate Swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

b) Foreign Exchange Option:

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

B. Fair values of financial instruments

	December 31, 2007			
Derivative financial instruments	Carrying Value		Fair Value	
Interest rate swaps (IRS)	USD	149	USD	149
Currency exchange swaps (CCS)	USD	(11,872)	USD	(11,872)

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2007	Amount remitted to Mainland China during the year	Amount remitted back to Taiwan during the year	Accumulated amount of remittance to Mainland China as of December 31, 2007	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the year	Book value of investments in Mainland China as of December 31, 2007	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2007
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$ 194,889	$ -	$ -	$ 194,889	21.06	$ 6,396	$ 276,255	$ -
				(USD 6,000)			(USD 6,000)		(USD 195)	(USD 8,505)	
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$ 33,066	$ -	$ -	$ 33,066	40.00	$ 15,972	$ 72,824	$ -
				(USD 1,018)			(USD 1,018)		(USD 487)	(USD 2,242)	
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$ 144,445	$ -	$ -	$ 144,445	40.00	$ 18,006	$ 192,063	$ -
				(USD 4,447)			(USD 4,447)		(USD 549)	(USD 5,913)	
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair cleaning and related activities	RMB44,960	(2)	$ 101,797	$ -	$ -	$ 101,797	55.00	($ 4,723)	$ 109,950	$ -
				(USD 3,134)			(USD 3,134)		(USD -144)	(USD 3,385)	

Investee in Mainland China	Main activities	Paid-in capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2007	Amount remitted to Mainland China during the year	Amount remitted back to Taiwan during the year	Accumulated amount of remittance to Mainland China as of December 31, 2007	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the year	Book value of investments in Mainland China as of December 31, 2007	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2007
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	$ 26,253	$ -	$ -	$ 26,253	6.85	$ -	$ 26,253	$ -
				(HKD 6,304)			(HKD 6,304)			(HKD 6,304)	
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD10,000	(2)	$ 64,963	$ 64,963	$ -	$ 129,926	40.00	($ 1,738)	$ 131,842	$ -
				(USD 2,000)	(USD 2,000)		(USD 4,000)		(USD -53)	(USD 4,059)	

Balance of Investments in Mainland China as at December 31, 2007	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note3)	Quota of Investments in Mainland China Imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)	
		Net worth under $5,000,000 (40%)	$ 2,000,000
$630,376 (USD 18,599) (HKD 6,304)	$1,172,322 (USD 36,092)	Net worth between $5,000,000 and $10,000,000 (30%)	1,500,000
		Net worth over $10,000,000 (20%)	11,939,536
			$ 15,439,536

(Net worth of the Company: NT$ 69,697,680)

Note 1: Investments in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country

(2) Via a new investee to be set up in a third country

(3) Via an existing investee set up in a third country

(4) Investing directly in Mainland China

(5) Others

Note 2: Investment income (loss) for the year

"(1)" denotes that the investee is still in the start-up stage.

"(2)" denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor

(b) Based on the investee's financial statements audited by the Company's auditor

(c) Others

Note 3: The numbers in this table should be expressed in New Taiwan dollars.

Note 4: when edited consolidated financial statements, the investment transaction had been written off.

(4) Business and significant transactions between the Company and its subsidiary

2007

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Transaction: Amount	Transaction: Trade condition	Transaction: Ratio of total revenue or total (%)
0	Evergreen Marine Corporation	Taiwan Terminal Services Co., Ltd.	1	Accounts payable	$ 74,073	Note 3	0.05
		〃	1	Operating costs	736,358	〃	0.51
		〃	1	Other receivables	270	〃	-
		〃	1	Operating revenues	3,082	〃	-
		Greencompass marine S.A.	1	Operating revenues	214,750	〃	0.15
		〃	1	Accounts receivable	9,337	〃	0.01
		〃	1	Agency reciprocal accounts	10,733	〃	0.01
		〃	1	Other receivables	21,750	〃	0.02
		〃	1	Agency accounts-credit	659,645	〃	0.48
		〃	1	Operating costs	422,150	〃	0.29
		〃	1	Accounts payable	29,017	〃	0.02
		Evergreen Marine (UK) Limited	1	Agency reciprocal accounts	5,115	〃	-
		〃	1	Accounts receivable	4,583	〃	-
		〃	1	Operating revenues	22,673	〃	0.02
		〃	1	Other receivables	1,113	〃	-
		〃	1	Agency accounts-credit	114,884	〃	0.08
		〃	1	Operating costs	232,880	〃	0.16
		〃	1	Accounts payable	18,655	〃	0.01
		Evergreen Shipping Agency (India) Pte. Ltd.	1	Accounts payable	23,337	〃	0.02
		〃	1	Agency accounts-debit	93,239	〃	0.07
		PT. Evergreen Shipping Agency Indonesia	1	Accounts payable	10,624	〃	0.01
		〃	1	Agency accounts-debit	15,409	〃	0.01
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Accounts payable	5,068	〃	-
		〃	1	Agency accounts-debit	4,328	〃	-
		Evergreen Korea Corporation	1	Agency accounts-credit	2,019	〃	-
		Evergreen Shipping Agency (Thailand) Co., Ltd.	1	Agency accounts-debit	55,125	〃	0.04
		Evergreen Shipping Agency (Italy) S.P.A.	1	Other receivables	734	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Transaction: Amount	Transaction: Trade condition	Transaction: Ratio of total revenue or total (%)
1	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	$ 290,086	Note 3	0.21
		Ample Holding Ltd.	3	Other receivables	999,112	〃	0.72
2	Multi Bina Pura International	PT. Multi Bina Transport	3	Accounts receivable	342	〃	-
		〃	3	Accounts payable	2,012	〃	-
		〃	3	Operating costs	12,227	〃	0.01
		〃	3	Rent revenue	5,028	〃	-
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Other receivables	120,869	〃	0.09
4	Evergreen Shipping Agency (India) Pte. Ltd.	Peony Investment S.A.	3	Accounts payable	53,847	〃	0.04
5	Evergreen Shipping Agency (Italy) S.P.A.	Greencompass Marine S.A.	3	Other receivables	6,885	〃	-
		Evergreen Marine (UK) Limited	3	Other receivables	31,205	〃	0.02
6	Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd.	Greencompass Marine S.A.	3	Operating revenues	1,166,197	〃	0.80

Note 1: Transaction between the Company and the subsidiary are shown as follows:

(1) the "0" represents the Company.

(2) the subsidiary are numbered from "1" in sequence.

Note 2: The relationships are shown as follows:

(1) the Company to subsidiary.

(2) the subsidiary to the Company.

(3) the subsidiary to subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

2006

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction: Account	Transaction: Amount	Transaction: Trade condition	Transaction: Ratio of total revenue or total (%)
0	Evergreen Marine Corporation	Taiwan Terminal Services Co., Ltd.	1	Accounts payable	$ 48,870	Note 3	0.04
		〃	1	Operating costs	692,203	〃	0.46
		〃	1	Other receivables	270	〃	-
		〃	1	Operating revenues	2,971	〃	-
		Greencompass Marine S.A.	1	Operating revenues	131,974	〃	0.09
		〃	1	Accounts receivable	10,434	〃	0.01
		〃	1	Agency reciprocal accounts	15,484	〃	0.01
		〃	1	Agency accounts-debit	1,279,479	〃	1.04
		〃	1	Operating costs	781,175	〃	0.52
		〃	1	Accounts payable	8,356	〃	0.01
		Hatsu Marine Ltd.	1	Agency reciprocal accounts	3,337	〃	-
		〃	1	Accounts receivable	17,511	〃	0.01
		〃	1	Operating revenues	378,204	〃	0.25
		〃	1	Agency accounts-credit	363,502	〃	0.30
		〃	1	Operating costs	717,750	〃	0.48
		〃	1	Accounts payable	269,965	〃	0.22
		Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd.	1	Operating costs	88	〃	-
1	Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	3	Interest receivable	88	〃	-
		〃	3	Interest revenue	210	〃	-
		〃	3	Other receivables	87,702	〃	0.07
2	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	244,139	〃	0.18
		〃	3	Interest revenue	10,593	〃	0.01
3	Multi Bina Pura International	Multi Binatransport	3	Accounts receivable	418	〃	-
		〃	3	Accounts payable	934	〃	-
		〃	3	Operating costs	9,570	〃	0.01
		〃	3	Rent revenue	4,403	〃	-
		〃	3	Operating revenues	4,616	〃	-
		〃	3	Interest revenue	28	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total (%)
4	Shenzhen Greentrans Transportation Co., Ltd.	Peony Investment S.A.	3	Other receivables	$ 1,579	Note 3	-
		〃	3	Accounts payable	1,262	〃	-
5	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Interest revenue	6,423	〃	-
		〃	3	Other receivables	101,717	〃	0.09

Note 1: Transaction between the Company and the subsidiary are shown as follows:

(1) the "0" represents the Company.

(2) Operating revenues the subsidiary are numbered from "1" in sequence.

Note 2: The relationships are shown as follows:

(1) the Company to subsidiary.

(2) the subsidiary to the Company.

(3) the subsidiary to subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

12.SEGMENT INFORMATION

(1)Financial information by industry

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

(2)Financial information by geographical areas

The Company is engaged in international marine transportation. Dealings with foreign ports, such as port formalities relating to arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred with foreign ports, are handled by overseas shipping agents. Therefore, no disclosure is required.

(3)Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

(4)Information on major customers

The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.

EVERGREEN MARINE CORPORATION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2007 AND 2006

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

PRICEWATERHOUSECOOPERS

資誠會計師事務所

台北市基隆路一段333號27樓
27/F 333 Keelung Rd., Sec. 1,
Taipei, Taiwan, R.O.C.
Tel :(02)2729-6666
Fax:(02)2757-6371

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Stockholders of Evergreen Marine Corporation

We have audited the accompanying balance sheet of Evergreen Marine Corporation (the "Company") as of December 31, 2007 and the related statements of operations, of changes in stockholders' equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of all the investee companies accounted for under the equity method. Long-term investments in these companies amounted to 26,751,437 thousand New Taiwan dollars, constituting 29.41% of the total assets as of December 31, 2007 and the related investment gain was 1,902,884 thousand New Taiwan dollars, constituting 16.32% of the net income before tax for the year ended then. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our report expressed herein, insofar as it relates to the amounts included for Peony Investment S.A. and its affiliated companies and all the investee companies accounted for under the equity method, is based solely on the reports of the other auditors. The financial statements of Evergreen Marine Corporation as of December 31, 2006 were audited by other auditors whose report dated March 23, 2007 issued an unqualified opinion with explanatory paragraph stating that part of the Company's investment income accounted for under the equity method for the year then ended 2006 was recognized based on the investees' financial statements audited by other auditors.

We conducted our audit in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with the "Rules Governing the Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

As discussed in Note C to the financial statements, effective January 1, 2006, the Company adopted SFAS No. 34, "Accounting for Financial Instruments" and No. 36, "Disclosure and Presentation of Financial Instruments".

We have also audited the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the year ended December 31, 2007, on which we have issued an unqualified opinion with explanatory paragraph thereon.

PricewaterhouseCoopers

PricewaterhouseCoopers
April 7, 2008
Taipei, Taiwan
Republic of China

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION
BALANCE SHEETS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007 AMOUNT	2007 %	2006 AMOUNT	2006 %
ASSETS				
Current Assets				
Cash and cash equivalents (Note 4(1))	$ 4,499,197	5	$ 3,452,533	4
Financial assets at fair value through profit or loss - current (Note 4(2))	1,472,538	2	3,368,745	4
Derivative financial assets for hedging - current (Note 4(3))	-	-	1,864	-
Notes receivable	1,025	-	6,461	-
Accounts receivable (Note 4(4))	606,293	1	1,308,502	2
Accounts receivable – related parties (Notes 4(4) and 5)	114,705	-	158,589	-
Other receivables (Note 4(5))	494,370	1	1,288,330	2
Other receivables - related parties (Notes 4(5) and 5)	134,985	-	78,582	-
Other financial assets - current (Note 4(6))	105,727	-	106,083	-
Inventories (Note 4(7))	559,953	1	419,850	1
Prepaid expenses	203,936	-	181,672	-
Prepayments	175,989	-	136,446	-
Deferred income tax assets – current (Note 4(31))	269,154	-	100,094	-
Restricted assets (Note 6)	184,411	-	134,915	-
Other current assets - other (Notes 4(8) and 5)	2,777,082	3	3,579,439	4
Total current assets	11,599,365	13	14,322,105	17
Funds and Investments				
Available-for-sale financial assets - non-current (Note 4(9))	772,064	1	625,488	1
Financial assets carried at cost - non-current (Note 4(10))	1,536,146	2	2,195,805	3
Investments in bonds without active markets - non- current (Note 4(11))	12,157	-	11,131	-
Long-term equity investments accounted for under the equity method (Notes 4(12) and 5)	66,035,667	72	57,941,523	68
Other long-term investments (Note 4(13))	312	-	312	-
Total funds and investments	68,356,346	75	60,774,259	72
Property, Plant and Equipment (Notes 4(14), 5 and 6)				
Land	1,998,859	2	1,998,859	2
Buildings	1,512,002	2	1,511,958	2
Loading and unloading equipment	4,399,522	5	4,426,531	5
Computer and communication equipment	132,253	-	136,763	-
Transportation equipment	13,980,793	16	13,785,118	16
Ships and equipment	5,770,086	6	5,770,086	7
Dock and wharf equipment	296,619	-	531,633	1
Office equipment	217,249	-	212,439	-
Cost and revaluation increments	28,307,383	31	28,373,387	33
Less: Accumulated depreciation	(17,525,469)	(19)	(18,733,323)	(22)
Prepayments for equipment	3,861	-	8,111	-
Total property, plant and equipment, net	10,785,775	12	9,648,175	11
Intangible assets				
Deferred pension costs (Note 4(25))	81,124	-	102,808	-
Other Assets				
Refundable deposits	38,641	-	37,298	-
Deferred expenses	64,511	-	81,776	-
Long-term installment receivables (Note 4(15))	37,122	-	74,494	-
Total other assets	140,274	-	193,568	-
TOTAL ASSETS	$ 90,962,884	100	$ 85,040,915	100

	2007 AMOUNT	2007 %	2006 AMOUNT	2006 %
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Short-term loans (Note 4(16))	$ -	-	$ 834,000	1
Financial liabilities at fair value through profit or loss – current (Note 4(17))	1,063,714	1	464,226	1
Derivative financial liabilities for hedging - current (Note 4(18))	3,892	-	251,769	-
Notes payable	6,930	-	4,085	-
Accounts payable	2,029,877	2	1,856,938	2
Accounts payable - related parties (Note 5)	266,764	-	748,181	1
Income tax payable (Note 4(31))	495,533	1	652,963	1
Accrued expenses (Note 4(19))	3,329,346	4	3,879,702	5
Other payables	49,666	-	173,985	-
Long-term liabilities – current portion (Note 4(20))	3,248,274	4	5,474,400	6
Other current liabilities (Note 5)	2,243,556	2	1,307,539	1
Total current liabilities	12,737,552	14	15,647,788	18
Long-term Liabilities				
Derivative financial liabilities for hedging - non-current (Note 4(21))	-	-	11,944	-
Financial liabilities carried at cost - non-current (Note 4(22))	9,004	-	9,004	-
Bonds payable (Note 4(23))	801,964	1	2,991,414	4
Long-term loans (Note 4(24))	4,401,024	5	5,953,333	7
Total long-term liabilities	5,211,992	6	8,965,695	11
Other Liabilities				
Accrued pension liabilities (Note 4(25))	600,129	-	602,945	1
Guarantee deposits received	64	-	515	-
Deferred income tax liabilities - non-current (Note 4(31))	1,810,027	2	1,141,988	1
Deferred credits (Note 5)	905,440	1	1,368,892	2
Total other liabilities	3,315,660	3	3,114,340	4
Total liabilities	21,265,204	23	27,727,823	33
Stockholders' Equity				
Capital (Note 4(26))				
Common stock	30,338,695	33	29,159,293	34
Capital Surplus (Note 4(27))				
Paid-in capital in excess of par value of common stock	4,493,300	5	3,353,601	4
Capital reserve from donated assets	371	-	371	-
Capital reserve from long-term investments	1,515,806	2	1,515,405	2
Capital reserve - other	6,713	-	6,713	-
Retained Earnings (Note 4(28))				
Legal reserve	6,484,143	7	6,442,985	8
Special reserve	957,344	1	957,344	1
Undistributed earnings	23,843,660	26	14,420,781	17
Other Adjustments to Stockholders' Equity				
Unrealized gain or loss on financial instruments	453,193	1	89,683	-
Cumulative translation adjustments	2,074,210	2	1,888,153	2
Unrecognized pension cost	(469,755)	-	(521,237)	(1)
Total stockholders' equity	69,697,680	77	57,313,092	67
Commitments and Contingent Liabilities (Note 7)				
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 90,962,884	100	$ 85,040,915	100

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007		2006	
	AMOUNT	%	AMOUNT	%
Operating Revenues (Notes 4(29) and 5)	$ 27,844,435	100	$ 33,863,398	100
Operating Costs (Notes 4(30) and 5)	(23,280,416)	(84)	(30,698,815)	(90)
Gross profit	4,564,019	16	3,164,583	10
Operating Expenses (Notes 4(30) and 5)				
General and administrative expenses	(2,507,373)	(9)	(2,293,123)	(7)
Operating income	2,056,646	7	871,460	3
Non-operating Income and Gains				
Interest income	171,390	1	181,319	1
Gain on valuation of financial assets	-	-	75,469	-
Investment income accounted for under the equity method (Note 4(12))	8,086,030	29	-	-
Dividend income	33,052	-	75,145	-
Gain on disposal of property, plant and equipment (Note 5)	1,514,085	6	1,181,500	4
Gain on disposal of investments	216,182	1	139,556	-
Foreign exchange gain, net	277,055	1	167,183	1
Rental income (Note 5)	76,293	-	63,033	-
Other non-operating income	86,129	-	138,702	-
Non-operating Income and Gains	10,460,216	38	2,021,907	6
Non-operating Expenses and Losses				
Interest expense	(170,908)	(1)	(148,723)	(1)
Loss on valuation of financial assets	(149,937)	(1)	-	-
Loss on valuation of financial liabilities	(384,157)	(1)	(111,765)	-
Investment loss accounted for under the equity method (Note 4(12))	-	-	(1,915,230)	(6)
Loss on disposal of property, plant and equipment	(1,589)	-	(12,093)	-
Financing charges	(28,604)	-	(52,951)	-
Impairment loss (Note 4(10))	(119,000)	-	-	-
Other non-operating losses	(2,688)	-	(3,747)	-
Non-operating Expenses and Losses	(856,883)	(3)	(2,244,509)	(7)
Income from continuing operations before income tax	11,659,979	42	648,858	2
Income tax expense (Note 4(31))	(1,278,277)	(5)	(140,670)	(1)
Income from continuing operations	10,381,702	37	508,188	1
Cumulative effect of changes in accounting principles (Net of tax benefit of $ 50,937)	-	-	(96,608)	-
Net income	$ 10,381,702	37	$ 411,580	1

	2007 Before Tax	2007 After Tax	2006 Before Tax	2006 After Tax
Basic earnings per share (Note 4(32))				
Net income from continuing operations	$ 3.96	$ 3.53	$ 0.22	$ 0.17
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Net income	$ 3.96	$ 3.53	$ 0.17	$ 0.14
Diluted earnings per share(Note 4(32))				
Net income from continuing operations	$ 3.80	$ 3.38	$ 0.21	$ 0.16
Cumulative effect of changes in accounting principles	-	-	(0.05)	(0.03)
Net income	$ 3.80	$ 3.38	$ 0.16	$ 0.13

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings							
	Common stock	Capital Surplus	Legal reserve	Special reserve	Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Deferred credits	Total
Year 2006										
Balance at January 1, 2006	$ 27,075,246	$ 4,640,403	$ 5,220,594	$ 957,344	$ 22,189,422	$ -	$ 897,009	($ 298,003)	$ 43,979	$ 60,725,994
The Effect of first time adoption of the SFAS No.34	-	-	-	-	-	136,497	-	-	-	136,497
Appropriation of 2005 earnings										
Legal reserve	-	-	1,222,391	-	(1,222,391)	-	-	-	-	-
Stock dividends	1,907,617	-	-	-	(1,907,617)	-	-	-	-	-
Cash dividends	-	-	-	-	(4,905,302)	-	-	-	-	(4,905,302)
Bonuses to employee	-	-	-	-	(70,000)	-	-	-	-	(70,000)
Remuneration to directors and supervisors	-	-	-	-	(60,400)	-	-	-	-	(60,400)
Conversion of convertible bonds into common stock	176,430	206,049	-	-	-	-	-	-	-	382,479
Adjustments on retained earnings due to changes in percentage of shareholding recognition on changes in investees' capital surplus based on percentage of shareholding	-	29,638	-	-	(14,511)	168,099	(189,121)	(77,644)	(43,979)	(127,518)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	1,180,265	-	-	1,180,265
Unrealized gain on available-for-sale assets	-	-	-	-	-	55,130	-	-	-	55,130
Unrealized loss on cash flow hedges	-	-	-	-	-	(267,194)	-	-	-	(267,194)
Recovery from the first time adoption of ROC released SFAS No.34 of financial assets carried at cost	-	-	-	-	-	(2,849)	-	-	-	(2,849)
Unrecognized pension cost	-	-	-	-	-	-	-	(145,590)	-	(145,590)
Net income of 2006	-	-	-	-	411,580	-	-	-	-	411,580
Balance at December 31, 2006	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ -	$ 57,313,092
Year 2007										
Balance at January 1, 2007	$ 29,159,293	$ 4,876,090	$ 6,442,985	$ 957,344	$ 14,420,781	$ 89,683	$ 1,888,153	($ 521,237)	$ -	$ 57,313,092
Appropriation of 2006 earnings										
Legal reserve	-	-	41,158	-	(41,158)	-	-	-	-	-
Cash dividend	-	-	-	-	(877,045)	-	-	-	-	(877,045)
Bonuses to employee	-	-	-	-	(33,620)	-	-	-	-	(33,620)
Remuneration to directors and supervisors	-	-	-	-	(7,000)	-	-	-	-	(7,000)
Conversion of convertible bonds into common stock	1,179,402	1,139,699	-	-	-	-	-	-	-	2,319,101
Adjustments on retained earnings due to changes in percentage of shareholding recognition on changes in investees' capital surplus based on percentage of shareholding	-	401	-	-	-	22,308	(82,336)	21,955	-	(37,672)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	268,393	-	-	268,393
Unrealized gain on available-for-sale assets	-	-	-	-	-	147,733	-	-	-	147,733
Unrealized gain on cash flow hedges	-	-	-	-	-	193,469	-	-	-	193,469
Unrecognized pension cost	-	-	-	-	-	-	-	29,527	-	29,527
Net income of 2007	-	-	-	-	10,381,702	-	-	-	-	10,381,702
Balance at December 31, 2007	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ -	$ 69,697,680

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,381,702	$ 411,580
Adjustments to reconcile net income to net cash provided by operating activities		
Cumulative effect of changes in accounting principles for financial instruments	-	96,608
Depreciation	1,242,225	1,508,574
Amortization	26,834	48,592
Reclassification of depreciation of dock facilities to operating costs and others	602,613	206,436
Reclassification of amortization of deferred charges to others	38,903	63,075
Net gain on disposal of property, plant and equipment	(1,512,496)	(1,169,407)
Excess of equity-accounted investment loss over cash dividends	(7,683,423)	2,444,905
Loss on impairment of financial assets carried at cost	119,000	-
Interest amortization of financial assets and unrealized exchange gains	(1,026)	1,083
Interest compensation of convertible bonds	(4,650)	3,275
Net loss on disposal of long-term equity investments under equity method	-	154
Gain on disposal of available-for-sale financial assets	(12,923)	-
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	2,495,695	1,830,372
Financial assets held-to-maturity - current	-	21,421
Notes and accounts receivable	751,529	1,034,655
Other receivables	489,976	(881,608)
Other financial assets	356	(106,083)
Inventories	(140,103)	226,054
Prepaid expenses and prepayments	(61,807)	(140,560)
Restricted assets	(49,496)	(2,865)
Agent accounts	1,701,479	134,318
Agency reciprocal accounts	(1,372)	(8,759)
Other current assets	27,899	(67,673)
Refundable deposits	(1,343)	131,910
Notes and accounts payable	(305,633)	(161,225)
Income tax payable	(157,430)	(737,824)
Accrued expenses	(550,356)	1,145,278
Other payables	(124,319)	28,809
Other current liabilities	10,368	(23,260)
Accrued pension liability	48,395	72,088
Deferred income tax assets / liabilities	498,979	(1,202,216)
Taxes due to changes in accounting principles for financial instruments	-	26,385
Taxes due to unrealized gain or loss on cash flow hedge	(64,488)	89,065
Net cash provided by operating activities	7,765,088	5,023,157

(Continued)

EVERGREEN MARINE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from capital reduction of investee	$ 3,409	$ 9,261
Acquisition of long-term equity investment accounted for under the equity method	(180,000)	(697,906)
Proceeds from sale of long-term equity investment accounted for under the equity method	-	2,100
Proceeds from sale of available-for-sale financial assets - non current	14,080	-
Acquisition of financial assets carried at cost - non current	(43,750)	(22,100)
Proceeds from sale of financial assets carried at cost - non current	581,000	-
Acquisition of property, plant and equipment	(3,042,408)	(3,278,173)
Proceeds from disposal of property, plant and equipment	1,109,015	2,411,319
Increase in deferred expenses	(48,472)	(79,763)
Decrease in long-term receivables	284,953	72,132
Net cash used in investing activities	(1,322,173)	(1,583,130)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term loans	(834,000)	(966,000)
Decrease in short-term bills payable	-	(799,755)
(Decrease) increase in long-term loans	(1,144,035)	3,532,333
Decrease in corporate bonds payable	(2,500,100)	(1,500,000)
(Decrease) increase in guarantee deposits received	(451)	390
Distribution of cash dividends	(877,045)	(4,905,302)
Distribution of employee bonuses and directors and supervisors' remuneration	(40,620)	(130,400)
Net cash used in financing activities	(5,396,251)	(4,768,734)
Increase (decrease) in cash and cash equivalents	1,046,664	(1,328,707)
Cash and cash equivalents at beginning of year	3,452,533	4,781,240
Cash and cash equivalents at end of year	$ 4,499,197	$ 3,452,533
Supplemental information of cash flow information		
Interest paid	$ 268,253	$ 151,454
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$ 268,253	$ 151,454
Income tax paid	$ 1,001,218	$ 1,965,260
Financing Activities Not Affecting Cash Flows		
Long-term liabilities due within one year	$ 3,248,274	$ 5,474,400
Capitalization of retained earnings	$ -	$ 1,907,617
Conversion of convertible bonds into common stock	$ 2,319,100	$ 382,479

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 7, 2008.

EVERGREEN MARINE CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, UNLESS OTHERWISE STATED)

1.HISTORY AND ORGANIZATION

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,181 employees as of December 31, 2007.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and accounting principles generally accepted in the Republic of China. The Company's significant accounting policies are summarized below:

(1)Classification of current and non-current assets and liabilities

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than

twelve months after the balance sheet date.

C.Financial liabilities that expire within 12 months from the balance sheet date which meet the following conditions are classified as non-current liabilities:

a) The original contract term exceeds one year.

b) Intended for long-term refinancing.

c) Have completed long-term refinancing and extended the period of liabilities before the balance sheet date, or have the intention to refinance or extend the period of liabilities by one year after balance sheet date.

(2)Foreign currency transactions

A. The Company maintain their accounts in New Taiwan dollars. Transactions denominated in foreign currencies are translated into New Taiwan dollars and functional currencies at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Receivables, other monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(3)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which are carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(4)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

(5)Financial assets and financial liabilities at fair value through profit or loss - current

A. Financial assets and financial liabilities at fair value through profit or loss are recognized and derecognized using trade date accounting and are recognized initially at fair value.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks, OTC stocks and closed-end mutual funds and GDR is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

(6)Held-to-maturity financial assets - current

A. Held-to-maturity financial assets are recognized or derecognized using choose either trade date accounting and is stated initially, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If the fair value of the financial asset subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(7)Investments in bonds without active markets - current

A. Investments in bonds without active markets are recognized and derecognized using choose either trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. This financial asset is carried at amortized cost. Any change in the fair value of the assets to be received during the period between the trade date and settlement date is not recognized.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If, subsequently, the fair value of asset increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(8)Available-for-sale financial assets

A. Available-for-sale financial assets are recognized and derecognized using trade date accounting and are initially stated at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss

previously recognized in equity shall be recognized in profit or loss. The fair value of listed stocks, OTC stocks and closed-end mutual funds and GDR are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that had been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(9)Financial assets carried at cost

A. Investments in unquoted equity instruments are recognized or derecognized using trade date accounting and is stated initially at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(10)Derivative financial assets for hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the hedged item.

(A)Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss. Changes in the fair value of the hedged asset or liability that are attributable to the hedged item are recognized in profit or loss as an adjustment to the carrying amount of the hedged item.

(B)Cash flow hedges:

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

a) If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity are transferred to profit or loss in the same period or periods when the hedged item

affects profit or loss.

b) If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, then the entity shall choose either one of the following methods and apply the method selected consistently: the associated gains and losses that were recognized directly in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss, However, any loss or portion of a loss recognized directly in equity expected not to be recovered in the future is reclassified to profit or loss.

(11)Derecognition of financial assets and liabilities

A.All or part of a financial asset is derecognized when the contractual rights that compose the asset is expired. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as sale. When the transfer of financial asset does not qualify as lost of contractual rights, then such transfer of asset is recognized as guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

B.All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

(12)Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibility of notes and accounts receivable and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(13)Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

(14)Long-term equity investments accounted for under the equity method

A.Long-term equity investments in which the Company holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's

operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains.

B.Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

C.The Company's consolidated financial statements are prepared in accordance with the SFAS No. 7 "Consolidated Financial Statements". Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has effective control over the investee are included in the consolidated financial statements.

(15)Property, plant and equipment

A.Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B.Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

C.Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value.

D.For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

(16)Deferred charges

Deferred charges refer to the expenses incurred for decoration, issuance of corporate bonds, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, expenses incurred for issuance of corporate bonds are amortized over the issuance period, expenses incurred for issuance of convertible bonds are amortized over the period from the issuance date to the expiry date of the redemption rights and

the remaining deferred charges are amortized over 2-3 years.

(17)Impairment of non-financial assets

The Company recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is the amount obtainable from the sale of the asset in an arm's length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows to be derived from continuing use of the asset and from its disposal at the end of its useful life. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered. However, impairment loss of goodwill is not recoverable.

(18)Convertible bonds

Bonds payable issued before December 31, 2005 are accounted for as follows:

A.Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

B.When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

C.Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

D.Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

(19)Pensions

A.Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years.

B.The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the

Company shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

C.In accordance with the SFAS No. 18, "Accounting for Pension", the Company has recognized pension costs based on the actuarial report since 1995. Under the defined benefit pension scheme, net periodic pension cost is contributed based on the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund is recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized over the average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability is adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated.

(20)Income taxes

A.Provision for income tax includes deferred income tax resulting from temporary differences, investment tax credits and loss carryforward. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefit will not be realized. Over or under provision of prior years' income tax liabilities is included in current year's income tax.

Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets. In accordance with the "Statute of Income Basic Tax Amount", effective January 1, 2006, the estimated basic tax amount payable in the future is considered by the Company in evaluating the realizability of deferred income tax assets.

B.Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C.An additional 10% tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the stockholders resolve to retain the earnings.

(21)Revenue, cost and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(22)Basic (diluted) earnings per share

Basic earnings per share is calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash infusion (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effect of the convertible bonds.

(23)Derivative financial instruments and hedge trading

A. Oil swaps and interest rate swaps are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognization and subsequent valuation of derivative financial instruments are carried at fair value. The assets are recognized for positive fair values, the liabilities are recognized for negative fair value.

B. The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into the following three categories:

a) Fair value hedges: to mitigate the risk of changes in the fair value of a recognized asset or liability or unrecognized commitment.

b) Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c) Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Company used cash flow hedge to avoid the exchange risk arising from existing commitments.

C. The hedging relationship, management and strategy are documented at the beginning of a

designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, are also documented. The Company expects that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Company also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

D. In the case where the hedge trading meets the criteria of hedge accounting, the accounting for hedging is set forth below:

a) Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss on derivative financial instruments measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins either when the adjustment is recognized or when hedge accounting ceases to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Company discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualifies for hedge since it does not meet the criteria of hedge relationship, or when the Company decides to revoke the designation.

b) Cash flow hedge

Cash flow hedge avoids risk of volatility in cash flow arising from specific risks associated with recognized assets or liabilities, or highly expected transaction which will affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other cases where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in

equity for such hedging instrument is treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Company cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity remains in equity as an adjustment item when such expected transaction does occur. However, when such expected transaction is not likely to occur, the accumulated amount is recognized in current income.

c) Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses recognized as adjustments in equity are transferred to income statement upon disposal of foreign operation.

(24)Use of estimates

A.The preparation of financial statements in conformity with accounting generally accepted principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B.Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

A.Effective January 1, 2006, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments" and SFAS No. 36, "Presentation and Disclosure of Financial Instruments". All financial instruments on hand as of the effective date are recognized according to the following:

a) Transactions which were designated as a hedge prior to the effective date

For designated hedge transaction prior to the effective date which does not qualify for conditions of an effective hedge accounting is no longer applicable since the effective date. No

retroactive adjustment is required for prior year accounting and relevant SFAS is to be complied with.

b) Accounting for derivative instruments

The Company recognizes all derivative financial instruments either as assets or liabilities at fair value. With the exception of those designated as hedging instruments, the difference between the carrying value and the fair value of all derivative financial instruments is recognized as cumulative effect of changes in accounting principles.

c) Accounting for financial instruments at fair value through profit or loss and amortized cost

The Company reclassified its financial assets and financial liabilities at fair value and amortized cost according to appropriated categories as of the effective date and measured each at fair value and amortized cost, respectively. Difference between the carrying value and the fair value of the financial instruments at fair value through profit or loss is recognized as cumulative effect of changes in accounting principles. Difference between the carrying value and the fair value of the financial instruments either measured at amortized cost or classified under the available-for-sale financial instruments, and the derivatives which are associated with cash flow hedge or net investment hedge for foreign operation are recognized directly in equity.

d) Accounting for cash flow hedge

The Company reclassified the deferred income and loss incurred for cash flow hedge before the effective date that still qualify for conditions of an effective hedge since effective date to adjustment item in equity.

e) Accounting for the non-monetary assets denominated in foreign currency

The Company revalues the costs of its non-monetary assets denominated in foreign currencies originally carried at costs using the prevailing exchange rate at the trade date. Cumulative loss originally recognized in equity is then transferred to other financial assets.

The effects of the above changes in accounting principles on the financial statements of the Company for the year ended December 31, 2006 are set forth as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles		Recognized as Adjustments in Equity	
	Pre tax	After tax	Pre tax	After tax
Financial assets at fair value through profit or loss-current	$ 81,120	$ 74,891	$ -	$ -
Derivative financial assets held for hedging-current	-	-	169,983	127,487
Available-for-sale financial assets–non current	-	-	72,213	72,213
Held-to-maturity financial assets-non current	-	-	3,799	2,849
Debt investment with no active market-non current	-	-	(367)	(367)
Financial liabilities at fair value through profit or loss-current	(228,665)	(171,499)	-	-
Derivative financial liabilities held for hedging-non current	-	-	(75,574)	(56,681)
Financial liabilities accounted for by the cost method-non current	-	-	(9,004)	(9,004)
Total	($ 147,545)	($ 96,608)	$ 161,050	$ 136,497

	Pre tax	After tax
Effect to earnings per share (EPS): (In dollars)		
Basic EPS	($ 0.05)	($ 0.03)
Diluted EPS	($ 0.05)	($ 0.03)

B.The difference between initial investment and the net worth of investees' equity for long-term investments under the equity method was amortized on a straight line basis over 5 years. Pursuant to the newly revised SFAS No. 5, "Accounting for Long-Term Investment in Equity Securities", effective January 1, 2006, such difference is recognized in accordance with the guidelines related to amortization of acquisition costs, as stated in SFAS No. 25 "Business combination-Purchase Price Accounting". Difference attributable to goodwill is no longer amortized. Such changes in accounting principles had no effect on net income and EPS for the year ended December 31, 2006.

C.Effective January 1, 2007, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 37, "Accounting for Intangible Assets". Such change in accounting principle had no effect on net income, EPS and total assets as of and for the year ended December 31, 2007.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	December 31, 2007	December 31, 2006
Cash	$ 7,414	$ 8,910
Checking accounts	36,389	35,092
Demand deposits	8,866	8,145
Foreign currency deposits	1,470,787	671,175
Time deposits (New Taiwan dollars)	700,000	1,357,800
Time deposits (Foreign currencies)	2,236,790	1,393,096
Add：Unrealized foreign exchange gain (loss)	38,951	(21,685)
	$ 4,499,197	$ 3,452,533
Interest rates on the above time deposits	1.70%~5.00%	0.24%~5.41%

(2)Financial assets at fair value through profit or loss - current

	December 31, 2007	December 31, 2006
Financial asset held for trading		
Listed (TSE and OTC) stocks	$ 35,113	$ 94,081
Beneficiary certificates	1,207,310	2,728,287
Bond investments	-	13,948
Interest rate swap (IRS)	12,349	34,179
Currency exchange swap (CCS)	7,820	2,942
Oil swap	54,343	-
Structural financial instruments	329,146	444,402
	1,646,081	3,317,839
Adjustment of financial asset held for trading	(173,543)	50,906
	$ 1,472,538	$ 3,368,745

A.The Company recognized net loss of $149,937 and gain of $75,469 for the years ended December 31, 2007 and 2006.

B. As of December 31, 2007 and 2006, the outstanding interest rate swap contracts are set forth below :

	December 31, 2007			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	03.08~08.08	NTD	500,000	$ 844
〃	05.03~09.03	USD	10,000	2,316
〃	04.07~09.07	USD	25,000	9,189
				$ 12,349

	December 31, 2006			
	Contract period	Notional Amount		Carrying Value
Interest rate swap	03.08~07.08	USD	5,000	$ 5,239
〃	04.05~07.09	USD	2,700	1,882
〃	03.08~07.08	USD	7,500	7,862
〃	05.03~09.03	USD	10,000	5,381
〃	04.05~07.05	USD	10,000	2,586
〃	05.03~09.03	USD	15,000	6,755
〃	04.07~09.07	USD	25,000	4,474
				$ 34,179

C. As of December 31, 2007 and 2006, the outstanding currency exchange swap contracts are set forth below :

	December 31, 2007			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	07.10~08.10	USD	48,000	150
〃	07.11~08.11	USD	104,000	6,751
〃	07.11~09.05	USD	78,000	798
〃	07.01~08.01	USD	24,000	121
				7,820

	December 31, 2006			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	06.08~07.02	USD	3,000	800
〃	06.08~07.03	USD	3,000	1,289
〃	06.09~07.09	USD	3,000	205
〃	06.09~07.03	USD	3,000	648
				2,942

D As of December 31, 2007 and 2006, the outstanding oil swap contracts are set forth below：

	December 31, 2007			
	Contract period	Notional Quantity (Ton)		Carrying Value
Oil swap	07.08~10.01	399,230	$	4,961
〃	07.08~10.01	399,230		12,919
〃	07.08~10.01	399,230		4,293
〃	06.09~09.02	399,230		16,071
〃	06.09~09.02	399,230		16,099
			$	54,343

December 31, 2006：NONE.

E. As of December 31, 2007 and 2006, the contracts of structural financial instruments are set forth below：

	December 31, 2007		
	Notional Amount		Carrying Value
Structural financial instruments	USD 5,730 / JPY 508,150	$	220,581

	December 31, 2006		
	Notional Amount		Carrying Value
Structural financial instruments	USD 12,000 / JPY 50,000	$	441,406

(3)Derivative financial assets for hedging - current

December 31, 2007：NONE.

	December 31, 2006			
	Contract period	Notional Quantity (Ton)		Carrying Value
Oil swap	06.09~09.02	5,000	$	1,864

(4)Accounts receivable, net

	December 31,			
	2007		2006	
Non-related parties	$	603,085	$	1,311,501
Add: Unrealized foreign exchange gain (loss)		4,785	(	1,422)
Less: Allowance for doubtful accounts	(	1,577)	(	1,577)
		606,293		1,308,502
Related parties		114,705		158,589
	$	720,998	$	1,467,091

(5)Other receivables

	December 31,	
	2007	2006
Non-related parties		
Accrued income	$ 3,896	$ 4,707
Tax refundable	14,157	13,593
Accounts receivable from disposal of investment	72,413	284,985
Accounts receivable from disposal of property, plant and equipment	-	616,459
Current portion of long-term installment receivable	27,841	275,422
Incentive from Kaohsiung Harbor Bureau	237,002	-
Others	139,061	93,164
	494,370	1,288,330
Related parties		
Others	134,985	78,582
	$ 629,355	$ 1,366,912

(6)Other financial assets - current

	December 31,	
	2007	2006
Future transaction margin	$ 105,727	$ 106,083

(7)Inventories

	December 31,	
	2007	2006
Fuel	$ 559,953	$ 419,850

(8)Other current assets

	December 31,	
	2007	2006
Agency accounts	$ 2,668,473	$ 3,444,303
Agency reciprocal accounts	35,836	34,464
Temporary debits	72,773	100,672
	$ 2,777,082	$ 3,579,439

A.Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The

above transactions are booked in the agency accounts.

B.Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Evergreen Marine(UK) Limited and Evergreen Marine(Hong Kong) LTD. as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

(9)Available-for-sale financial assets - non-current

	December 31,	
	2007	2006
Listed (TSE and OTC) securities		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	6,187	7,344
	496,988	498,145
Add: valuation adjustment	275,076	127,343
	$ 772,064	$ 625,488

(10)Financial assets carried at cost - non-current

	December 31,	
	2007	2006
Non-listed securities	$ 1,536,146	$ 2,195,805

A.The Company's investment in non-listed securities were measured at cost since its fair value cannot be measured reliably.

B.In April 2007, Taishin International Telecommunication Co., Ltd. purchased publicly-listed shares of Taiwan Fixed Network Co. Ltd. The Company sold all its shares of Taiwan Fixed Network based on the purchase price of $8.3 (in dollars) per share. The Company's investment cost was $700,000, and the purchase price was $581,000. As a result, a realized impairment loss of $119,000 was recognized for the year ended December 31, 2007.

C.In July 2007 and 2006, Power World Fund Inc. (PWF) reduced its capital at a conversion rate of 18.93% and 33.93%, respectively. The amount returned to the stockholders was $10 (in dollars) par value per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $3,409 and $9,261, respectively, and the carrying amount of the Company's investment in PWF was written down by $3,409 and $9,261, respectively. No gain or loss was incurred.

D.On December 24, 2007, the Company's Board of Directors passed a resolution to participate in the issuance of common stocks for cash by GRETEC Construction Corp. and acquire 3,500 thousand common shares at $12.5 (in dollars) per share, respectively, resulting to a total investment of $43,750 which is recorded under financial assets carries at cost.

(11)Investments in bonds without active markets

Item	Period	Coupon rate	December 31, 2007		December 31, 2006	
Convertible Bond - Tuntex (Thailand) Public Company Limited	03.10.05 ~ 03.10.13	0%	$	10,201	$	9,686
Add: Unrealized exchange gain				1,956		1,445
			$	12,157	$	11,131

A.In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited (Tuntex). As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the abovementioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income – others" for the year ended December 31, 2005.

B.For stock conversion right of the above convertible bonds, please refer to Note D.23.

(12)Long-term equity investments accounted for under the equity method

A Details of long-term equity investments accounted for under the equity method are set forth below:

Investee company	Percentage of ownership	Carrying amount December 31, 2007		Carrying amount December 31, 2006	
Peony Investment S.A.	100.00%	$	48,998,704	$	40,739,478
Taiwan Terminal Service Co., Ltd.	55.00%		69,956		78,938
Charng Yang Development Co., Ltd.	40.00%		464,831		434,098
Evergreen International Storage and Transport Corporation	39.74%		7,561,859		7,553,108
Evergreen Security Corporation	31.25%		53,677		48,385
EVA Airways Corp.	19.37%		8,559,094		8,937,289
Taipei Port Container Terminal Corporation	20.00%		327,546		150,227
		$	66,035,667	$	57,941,523

B. Investment income (loss) accounted for under the equity method for the years ended December 31, 2007 and 2006 is set forth below:

	December 31, 2007	December 31, 2006
Peony Investment S.A.	$ 7,990,833	($ 1,875,250)
Taiwan Terminal Service Co., Ltd.	4,641	16,345
Charng Yang Development Co., Ltd	37,933	32,101
Evergreen International Storage and Transport Corporation	412,597	255,496
Evergreen Security Corporation	5,292	7,558
EVA Airways Corp.	(362,585)	(346,678)
Taipei Port Container Terminal Corporation	(2,681)	(2,993)
Toplogis Technology Corporation	-	(1,809)
	$ 8,086,030	($ 1,915,230)

C. The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods except for Taiwan Terminal Service Co., Ltd., Evergreen International Storage and Transport Corporation and Taipei Port Container Terminal Corporation. For the years ended December 31, 2007 and 2006, investment income of $8,086,030 and investment loss of $1,915,230 was recognized, respectively.

D. On March 1, 2006, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in EVA Airways Corp. as a shareholder. The Company subscribed 58,159 thousand shares at $12 (in dollars) per share amounting to $697,906. The ownership decreased to 19.37% after the additional cash infusion. Therefore, the retained earnings decreased by $14,511. As of December 31, 2007 and 2006, percentage of ownership was 19.37%.

E. On October 4, 2006, the Company's Board of Directors passed a resolution to sell all shareholdings in Toplogis Technology Corporation at $2.1 (in dollars) per share. With a disposal price of $2,100 and a carrying value of $2,254, the Company incurred an investment loss of $154.

F. On April 19, 2007 and December 24, 2007, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed 18,000 thousand and 30,000 thousand shares at $10 (in dollars) per share amounting to $180,000 and $300,000. As of December 31, 2007 and 2006, percentage of ownership was 20%.

G. Please refer to Note D.9. for details of the above second capital increase.

(13)Other long-term investments

	December 31, 2007	December 31, 2006
Membership fee and service charges paid to Marshall golf country club	$ 312	$ 312

(14)Property, plant and equipment, net

Asset	Initial cost	Accumulated depreciation	Net book value
	December 31, 2007		
Land	$ 1,998,859	$ -	$ 1,998,859
Buildings	1,512,002	(410,976)	1,101,026
Loading / discharging equipment	4,399,522	(3,184,315)	1,215,207
Computer equipment	132,254	(94,570)	37,684
Transportation equipment	13,980,792	(9,353,491)	4,627,301
Ships and equipment	5,770,086	(4,322,384)	1,447,702
Dock facilities	296,619	-	296,619
Office equipment	217,249	(159,733)	57,516
	28,307,383	(17,525,469)	10,781,914
Prepayments for equipment	3,861	-	3,861
	$ 28,311,244	(17,525,469)	$ 10,785,775

Asset	Initial cost	Accumulated depreciation	Net book value
	December 31, 2006		
Land	$ 1,998,859	$ -	$ 1,998,859
Buildings	1,511,958	(381,256)	1,130,702
Loading / discharging equipment	4,426,531	(2,908,671)	1,517,860
Computer equipment	136,763	(82,355)	54,408
Transportation equipment	13,785,118	(11,293,404)	2,491,714
Ships and equipment	5,770,086	(3,919,591)	1,850,495
Dock facilities	531,633	-	531,633
Office equipment	212,439	(148,046)	64,393
	28,373,387	(18,733,323)	9,640,064
Prepayments for equipment	8,111	-	8,111
	$ 28,381,498	($ 18,733,323)	$ 9,648,175

A. All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2007 and 2006, the insurance coverage amounted to USD101,000 and USD72,500, respectively. In addition, the

ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to USD 8 billion as of December 31, 2007 and 2006, respectively.

B. The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $2,001,831 and $2,160,186 as of December 31, 2007 and 2006, respectively. The fire insurance coverage for office equipment and building were $1,335,715 and $1,395,539 as of December 31, 2007 and 2006, respectively. Container facilities were insured with full coverage amounting to USD272,146 and USD265,608 as of December 31, 2007 and 2006, respectively.

C. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

D. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

(15)Long-term installment receivables

	December 31,	
	2007	2006
Receivables from sales of vessels	$ 69,770	$ 371,367
Less: Unrealized foreign exchange loss	(4,807)	(21,451)
	64,963	349,916
Less: Current portion	(27,841)	(275,422)
Long-term installment receivables,net	$ 37,122	$ 74,494

A. The above installment receivables were derived from the sale of four vessels, GLEE, GLOW, GRUP and GALT, in 2001 and 2002 with a total price of USD54,648. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2007 and 2006, the accrued amount of the receivables was USD2,000 and USD10,737,

respectively.

B. As of December 31, 2007, details of the long-term installment receivables to be collected in the following years are as follows (expressed in thousand dollars):

Expiration	Amount	
Within 1 year	USD	857
1~2 years		1,143
	USD	2,000

(16)Short-term loans

	December 31, 2007		December 31, 2006	
Unsecured loans	$	-	$	834,000
Interest rate	1.75%~5.04%		1.69%~1.73%	

(17)Financial liabilities at fair value through profit or loss - current

	December 31, 2007		December 31, 2006	
Financial liabilities held for trading				
Interest rate swap	$	8,373	$	28,641
Oil swap		350,037		186,522
Currency exchange swap		416,074		14,822
Foreign exchange rate swap		289,230		234,241
	$	1,063,714	$	464,226

A. The Company recognized net loss of $384,157 and $111,765 for the years ended December 31, 2007 and 2006.

B. As of December 31, 2007 and 2006, the outstanding interest rate swap contracts are set forth below：

	December 31, 2007				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	05.03~09.03	USD	15,000	$	562
〃	03.11~08.11	USD	20,000		357
〃	03.07~08.07	NTD	500,000		7,454
				$	8,373

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	02.07~07.07	NTD	125,000	$	856
〃	03.11~08.11	USD	20,000		193
〃	03.07~08.07	NTD	500,000		23,754
〃	03.08~08.08	NTD	500,000		3,838
				$	28,641

C. As of December 31, 2007 and 2006, the outstanding oil swap contracts are set forth below：

	December 31, 2007			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	07.07~09.12	399,230	$	347,246
〃	07.11~100.04	399,230		2,791
			$	350,037

	December 31, 2006			
	Contract period	Notional Quantity (Ton)	Carrying Value	
Oil swap	05.02~07.06	10,000	$	-
〃	05.04~07.06	5,000		-
〃	06.08~09.01	7,692		109,738
〃	07.01~09.06	7,692		76,784
			$	186,522

D As of December 31, 2007 and 2006, the outstanding currency exchange swap contracts are set forth below：

	December 31, 2007			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	07.04~08.04	USD	24,000	$ 1,627
〃	07.04~08.05	USD	24,000	1,896
〃	07.05~08.05	USD	24,000	2,689
〃	07.07~08.07	EUR	6,000	72,082
〃	07.07~08.07	EUR	6,000	72,440
〃	07.08~08.07	USD	52,000	36,685
〃	07.08~08.08	USD	24,000	5,766
〃	07.09~08.09	USD	24,000	8,120
〃	07.09~08.09	USD	24,000	6,163
〃	07.09~08.09	USD	24,000	4,932
〃	07.09~08.09	USD	24,000	6,178
〃	07.10~08.10	USD	52,000	32,261
〃	07.10~09.10	EUR	48,000	40,181
〃	07.10~09.10	EUR	24,000	16,866
〃	07.10~09.10	EUR	24,000	15,281
〃	07.11~09.11	USD	104,000	57,437
〃	07.12~08.12	USD	104,000	35,470
				$ 416,074

	December 31, 2006			
	Contract period	Notional Amount		Carrying Value
Currency exchange swap	03.04~07.03	USD	6,250	$ 7,195
〃	03.04~07.03	USD	2,500	2,775
〃	06.12~07.12	USD	12,000	4,852
				$ 14,822

E. As of December 31, 2007 and 2006, the outstanding foreign exchange rate swap contracts are set forth below：

	December 31, 2007				
	Contract period	Notional Amount		Carrying Value	
Foreign exchange rate swap	06.12~11.12	USD	162,000	$	221,027
〃	04.05~09.05	EUR	25,000		68,188
〃	01.10~07.08	USD	2,000		15
				$	289,230

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Foreign exchange rate swap	04.05~09.05	EUR	30,000	$	27,431
〃	03.08~11.12	USD	716,000		206,810
				$	234,241

(18)Derivative financial liabilities for hedging - current

	December 31, 2007				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.06~08.06	NTD	300,000	$	2,335
〃	03.06~08.06	NTD	200,000		1,557
				$	3,892

	December 31, 2006			
	Contract period	Notional Quantity(Ton)	Carrying Value	
Oil swap	06.09~09.02	5,000	$	84,462
〃	06.09~09.02	5,000		95,153
〃	06.11~09.04	5,000		46,705
〃	06.11~09.04	5,000		25,449
			$	251,769

(19)Accrued expenses

	December 31,			
	2007		2006	
Accrued expenses	$	159,989	$	154,972
Estimated accrued expenses		3,182,078		3,732,252
Less: Unrealized foreign exchange gain	(	12,721)	(	7,522)
	$	3,329,346	$	3,879,702

The estimated accrued expenses represent the estimated expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2006 were $3,724,730, of which

$2,204,030 was reversed as of December 31, 2007, constituting 59.17% of the estimated amount. The estimated accrued expenses as of December 31, 2005 were $2,544,448, of which $2,165,779 was reversed as of December 31, 2006, constituting 85.12% of the estimated amount.

(20)Long-term liabilities due within one year

	December 31,			
	2007		2006	
Corporate bonds payable	$	1,500,000	$	4,134,400
Long-term bank loans		1,748,274		1,340,000
	$	3,248,274	$	5,474,400

(21)Derivative financial liabilities for hedging - non-current

December 31, 2007：NONE.

	December 31, 2006				
	Contract period	Notional Amount		Carrying Value	
Interest rate swap	03.06~08.06	NTD	300,000	$	6,926
〃	03.06~08.06	NTD	200,000		4,624
〃	02.08~07.06	NTD	80,000		394
				$	11,944

(22)Financial liabilities carried at cost - non-current

			December 31,			
	Item	Period	2007		2006	
Stock conversion Right	Tuntex (Thailand) Public Company Limited	03.10.13	$	9,004	$	9,004

The above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by Tuntex (Thailand) Public Company Limited (TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date.On initial acquisition, such transaction was not recorded separately, and subsequently measured at cost using the historical exchange rate.

(23)<u>Corporate bonds payable</u>

	December 31,			
	2007		2006	
Secured corporate bonds	$	1,500,000	$	4,000,000
Unsecured corporate bonds		797,000		3,116,200
Add: Accrued interest compensation		4,964		9,614
		2,301,964		7,125,814
Less: Current portion	(	1,500,000)	(	4,134,400)
	$	801,964	$	2,991,414

A.On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (referred herein as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below:

a) Period: 5 years (January 12, 2004 to January 11, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption of the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the abovementioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the

maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph (a) above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption of the bondholders' option

During the period from 30 days before the 3-year maturity of the Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lowest of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60 (in dollars). On December 31, 2007, the adjusted conversion price was $21.35 (in dollars).

h) Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

B.On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (referred herein as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below:

a) Period: 5 years (September 6, 2004 to September 5, 2009)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption of the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 50% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value

any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption of the bondholders' option

During the period from 30 days before the 3.5-year maturity of the Second Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g) Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the Second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50 (in dollars). On December 31, 2007, the adjusted conversion price was $18.27 (in dollars).

h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or

stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

(24)Long-term loans

Types of Loans	December 31, 2007	December 31, 2006
Secured bank loans	$ 800,000	$ 1,333,333
Unsecured bank loans	5,343,045	5,960,000
Add: exchange loss	6,253	-
	6,149,298	7,293,333
Less: Current portion	(1,748,274)	(1,340,000)
	$ 4,401,024	$ 5,953,333
Interest rate	2.18%~5.39%	2.18%~2.37%

Please refer to Note F for details of the collaterals pledged for the above long-term loans.

(25)Pension liabilities

A.The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, took effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor standard Law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 9.6% of the employees' monthly salaries and wages to the retirement fund deposited with Trust Division of Bank of Taiwan, the trustee, under the name of the independent retirement fund committee.

(1) Actuarial assumptions

	For the year Ended December 31, 2007	For the year Ended December 31, 2006
Discount rate	3.25%	3.25%
Increase in future salary level	2.00%	1.50%
Expected rate of return on plan assets	3.25%	3.25%

(2) The Company's pension fund is deposited in an exclusive account with Trust Division of Bank of Taiwan. Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2007	December 31, 2006
Benefit obligations		
Vested benefit obligation (VBO)	$ (250,178)	$ (229,225)
Non-vested benefit obligation	(883,348)	(871,778)
Accumulated benefit obligation (ABO)	(1,133,526)	(1,101,003)
Effects of future salary increments	(114,991)	(114,620)
Projected benefit obligation (PBO)	(1,248,517)	(1,215,623)
Fair value of plan assets	533,397	498,058
Funded status	(715,120)	(717,565)
Unrecognized net transition obligation	60,229	80,306
Unamortized prior service cost	20,895	22,502
Unrecognized loss on plan assets	477,975	507,130
Additional accrued pension liability	(444,108)	(495,318)
Accrued pension liability	$(600,129)	$(602,945)

(3) The pension costs comprise the following:

	For the year Ended December 31, 2007	For the year Ended December 31, 2006
Service cost	$45,972	$104,448
Interest cost	39,508	30,404
Expected return on plan assets	(16,187)	(15,125)
Deferred amortization		
Unrecognized net transition obligation	20,076	20,076
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	29,659	18,045
Net pension costs	$120,635	$159,455

B.Effective July 1, 2005, the Company established a funded defined contribution pension plan (the "New Plan") under the Labor Pension Act (the "Act"). Employees have the option to be covered under the New Plan. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are portable when the employmemt is terminated.

The pension costs under the defined contribution pension plan for the years ended December 31, 2007 and 2006 were $140,766 and $172,511, respectively.

(26)Capital stock

A. As of December 31, 2007 and 2006, the Company's authorized capital was $36,000,000 for both years, and the paid-in capital was $30,338,695 and $29,159,293, respectively, divided into 3,033,870 thousand and 2,915,929 thousand shares of common stocks, respectively, with a par value of $10 per share.

B. On June 23, 2006, the Company's stockholders resolved to increase capital by capitalizing $1,907,617 of retained earnings. Accordingly, 190,762 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $29,159,293. The capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 12, 2006 as per Letter Jin-Kuan-Zheng-(1)-Zi No. 0950130032 with the effective capital increase date set on August 20, 2006.

C. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the years ended December 31, 2007 and 2006 are set forth below:

	For the years ended December 31,			
	2007		2006	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	45,899	$ 458,990	-	$ -
Second unsecured convertible bonc	72,041	720,412	17,643	176,430
	117,940	$ 1,179,402	17,643	$ 176,430

(27)Capital surplus

The Securities and Exchange Act Law requires that capital reserve shall be exclusively used to cover accumulated deficits or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficit and the amount to be capitalized does not exceed 10% of the paid-in capital.

(28)Appropriation of retained earnings and dividend policy

A. The sections of the Company's Articles of Incorporation applicable to the appropriation of the 2005 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be

proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distribution amount. The Company is currently at the stable growth stage. To facilitate future expansion plans, distribution to stockholders shall be in the form of both cash and stocks with proportions at 0%~50% and 100%~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and estimated earnings per share for the year in which the dividends are distributed decrease by more than 20% compared to prior year. The Company can also adjust the cash and stock dividends with proportions at 100%~50% and 0%~50%, respectively, based on the Company's financial situation.

B. On June 23, 2006, the Company's Board of Stockholders resolved to amend the Company's policy on dividends and distribution of earnings effective 2006. The newly revised policies are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

C. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

D. Special reserve

If there is any negative stockholders' equity item recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the

reversed amount can be appropriated from the special reserve.

E. Appropriation of the 2006 and 2005 earnings as resolved by the stockholders on June 27, 2007 and June 23, 2006, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2006	2005	2006	2005
Cash dividends to common stockholders	$877,045	$4,905,302	$0.30	$1.80
Stock dividends to common stockholders	-	1,907,617	-	0.70
Cash bonus to employees	33,620	70,000		
Remuneration to directors and supervisors	7,000	60,400		

Appropriation of the 2006 and 2005 earnings were calculated using the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2006 and 2005 decreased from $0.14 to $0.13 and from $4.23 to $4.19, respectively.

$$\text{Formula：} \frac{\text{After-tax net income} - \text{Cash bonus to employees} - \text{Remuneration to directors and supervisors}}{\text{Weighted-average number of outstanding shares(After retroactive adjustment)}}$$

2006 =(411,580－33,620–7,000)/ 2,911,327 thousand shares=$0.13

2005 =(12,223,911–70,000–60,400)/ 2,886,869 thousand shares =$4.19

F. Information relating to the appropriation of the Company's 2007 earnings as proposed by the Board of Directors and resolved by the stockholders in 2008 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

(29)Operating revenues

	December 31,	
	2007	2006
Marine freight income	$ 26,448,735	$ 31,219,805
Ship rental income	742,594	1,926,377
Commission income and agency service income	295,670	312,383
Others	357,436	404,833
	$ 27,844,435	$ 33,863,398

(30)Expenses relating to personnel expense, depreciation, depletion and amortization

Personnel, depreciation, depletion and amortization expenses are summarized as follows:

	For the year ended December 31, 2007		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 344,220	$ 1,004,869	$ 1,349,089
Labor and health insurance	16,392	60,622	77,014
Pension expense	54,033	86,734	140,767
Others	22,514	30,848	53,362
Depreciation	402,793	839,432	1,242,225
Depletion	-	-	-
Amortization	602,613	26,834	629,447

	For the year ended December 31, 2006		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 418,388	$ 814,606	$ 1,232,994
Labor and health insurance	20,076	53,494	73,570
Pension expense	70,800	101,711	172,511
Others	26,713	31,073	57,786
Depreciation	328,464	1,180,109	1,508,573
Depletion	-	-	-
Amortization	206,436	48,592	255,028

(31)Income tax

	For the years ended December 31,	
	2007	2006
Income tax expense	$ 1,278,277	$ 140,670
Add (Less):		
Prepaid and withholding taxes	(453,200)	(573,547)
Separate income tax	(337)	(111)
Adjustments for changes in tax estimates	105,284	(815)
Net change in deferred income tax assets	(498,979)	1,202,216
Changes in accounting principles	-	(50,937)
Income tax effect arising from equity adjustments	64,488	(64,513)
Income tax payable	$ 495,533	$ 652,963

A. Deferred income tax assets and liabilities

	December 31, 2007	December 31, 2006
Total deferred income tax assets	$ 460,198	$ 468,188
Total deferred income tax liabilities	($ 2,000,245)	($ 1,508,960)
Valuation allowance for deferred income tax assets	($ 826)	($ 1,122)

B. Details of temporary differences, resulting in deferred income tax assets and liabilities are as follows:

	December 31, 2007		December 31, 2006	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Bad debts	$ 556	$ 139	$ 786	$ 197
Unrealized foreign exchange loss(gain)	(23,700)	(5,925)	16,282	4,070
Foreign dividends	-	-	3,742	936
Loss(Gain) on valuation of financial assets	81,025	20,256	(50,081)	(12,520)
Loss(Gain) on valuation of financial liabilities	1,014,844	253,711	431,511	107,877
Loss(Gain) on valuation of financial liabilities for hedging	3,892	973	(1,864)	(466)
		$ 269,154		$ 100,094
Non-current items:				
Unrealized investment loss	-	-	1,300	325
Deferred income on disposal of shipping equipment	581,152	145,288	1,044,603	261,151
Unrealized expense and losses	3,306	826	3,188	797
Pension expense	156,021	39,005	107,627	26,906
Loss on valuation of financial liabilities for hedging	-	-	263,714	65,929
Equity-accounted investment income	(7,977,281)	(1,994,320)	(5,983,895)	(1,495,974)
Valuation allowance		(826)		(1,122)
		($ 1,810,027)		($ 1,141,988)

C. The earnings of 2006 and 2005 proposed by the Board of Stockholders not to be appropriated, have been assessed the 10% sur tax amounting to $0 and $406,741, respectively.

D. As of December 31, 2007, the Company's income tax returns through 2005 have been assessed and approved by the Tax Authority.

E. Unappropriated retained earnings

	December 31, 2007	December 31, 2006
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	18,273,064	8,850,185
	$ 23,843,660	$ 14,420,781

F. As of December 31, 2007 and 2006, the balance of the imputation tax credit account was $2,514,432 and $1,605,161, respectively. The creditable tax rate was 11.98% for 2006 and is estimated to be 24.45% for 2007.

(32)Earnings per share

	For the year ended December 31, 2007				
	Amount		Weighted-average outstanding	Earnings per share (in dollars)	
	Before tax	After tax	common shares	Before tax	After tax
Net income	$ 11,659,979	$ 10,381,702	2,943,402	$ 3.96	$ 3.53
Dilutive effect of common stock equivalents:					
(Convertible bonds)	55	41	128,429		
Diluted earnings per share					
Net income attributable to common stockholders with dilutive effect of common stock	$ 11,660,034	$ 10,381,743	3,071,831	$ 3.80	$ 3.38

	For the year ended December 31, 2006				
	Amount		Weighted-average outstanding	Earnings per share (in dollars)	
	Before tax	After tax	common shares	Before tax	After tax
Net income	$ 648,858	$ 508,188	2,911,327	$ 0.22	$ 0.17
Cumulative effect of changes in accounting principles	(147,545)	(96,608)		(0.05)	(0.03)
	501,313	411,580		$ 0.17	$ 0.14
Dilutive effect of common stock equivalents:					
Convertible bonds	4,080	3,879	171,422		
Diluted earnings per share					
Net income attributable to common stockholders with dilutive effect of common stock	$ 505,393	$ 415,459	3,082,749	$ 0.16	$ 0.13

5. RELATED PARTY TRANSACTIONS

(1) Names of the related parties and their relationship with the company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Chang Yung-Fa Charity Foundation	Its chairman being the Company's director

Related Party	Relationship with the Company
Chang Yung-Fa Foundation	Its chairman being the Company's director
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Evergreen Marine (UK) Limited (EMU) (Formerly Hatsu Marine Limited)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Ireland) Ltd. (EGU)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Poland) SP. ZO. O (EGD-WWX)	Indirect subsidiary of the Company
Evergreen Argentina S.A. (EGB)	Indirect subsidiary of the Company
Evergreen Shipping Agency France	Indirect subsidiary of the Company
Evergreen Shipping (Spain) S.L. (EES)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Italy) S.P.A. (EIT)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Vietnam) Corp. (EGV)	Indirect subsidiary of the Company
Green Peninsula Agencies SDU.	Indirect subsidiary of the Company
Armand Investment (Netherlands) N.V. (Armand N.V.)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Australia) Pty. Ltd (EMA)	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony

Related Party	Relationship with the Company
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen India Pte. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the years ended December 31,			
	2007		2006	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$ 102,540	-	$ 102,298	-
EIC	2,007,331	8	2,183,110	7
EVA	51	-	130	-
TTSC	3,082	-	2,971	-
ITS	136,061	-	916,617	3
EMU	81,777	-	378,204	1
GMS	324,647	2	131,974	-
EIS	99,569	-	90,774	-
GESA	21,203	-	24,603	-
	$ 2,776,261	10	$ 3,830,681	11

B. Expenditures on services rendered by related parties

	For the years ended December 31,			
	2007		2006	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$ 848,033	3	$ 908,056	3
EIC	378,970	2	304,830	1
TTSC	742,019	3	692,203	2
ESRC	43,880	-	53,564	-
EAS	1,796	-	6,879	-
EVA	3,793	-	10,988	-
GESA	1,792,169	7	1,804,413	6
ITS	392,106	2	361,734	1
EMU	233,047	1	717,750	3
GMS	466,998	2	781,175	3
EIS	119,952	-	119,019	-
EMI	54,978	-	61,579	-
EGT	56,640	-	56,119	-
EGI	18,425	-	-	-
EGS	16,868	-	45,304	-
EGK	12,334	-	21,450	-
EHIC(M)	-	-	88	-
	$ 5,182,008	20	$ 5,945,151	19

C. Asset transactions

a. Acquisitions of property, plant and equipment

	Items	December 31, 2007	December 31, 2006
EITC	Ships and equipments	$ -	$ 2,059,117
ESRC	Office equipment	-	620
EIC	Transportation equipment	3,845	-
		$ 3,845	$ 2,059,737

a) In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's Board of Directors resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, and the Uni-Concord from related party-EITC, at a total price of USD 63,800 thousand. As of December 31, 2006, the ships were delivered and payments were made in full.

b) The EITC is accounted for under the equity method. According to regulations, unrealized gain from the above acquisition is eliminated proportionately to the percentage of

shareholding. As of December 31, 2007, the unrealized gain amounted to $173,725 and was recorded as deduction in long-term investment.

b. Sales of property, plant and equipment

	Items	For the year ended December 31, 2007 Price	For the year ended December 31, 2007 Gain on disposal	For the year ended December 31, 2006 Price	For the year ended December 31, 2006 Gain on disposal
GMS	Ships and equipments	$ -	$ -	$ 1,211,569	$ 1,100,533
TTSC	Computer equipment	48	2	-	-
		$ 48	$ 2	$ 1,211,569	$ 1,100,533

a) In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's Board of Directors resolved to sell the Ever-Growth, the Ever-Gentle, the Ever-Garden, the Ever-Gifted, and the Ever-Govern to indirect subsidiary-Greencompass Marine S.A. for a total price of USD 37,000 thousand. The GRTH, the GNTL, the GRDN, the GIFT, and the GOVN were delivered and full payments were received as of December 31, 2006.

b) The Company has effective control over GMS which is accounted for under the equity method. According to the regulation, all unrealized gain from the transaction is eliminated. As of December 31, 2007, the unrealized gain of $581,152 was recorded as other liabilities-deferred debts.

D. Leases

a. Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the years ended December 31, 2007 Amount	2007 % of Total Rental Income	2006 Amount	2006 % of Total Rental Income
EIC	Office buildings	$ 72,402	97	$ 58,580	93
〃	Transportation equipment	1,664	-	1,938	3
EVA	Parking lots	304	1	288	1
ESRC	Parking lots	96	-	240	-
		$ 74,466	98	$ 61,046	97

b. Rent expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the years ended December 31,			
		2007		2006	
	Leasehold Property	Amount	% of Total Rental Expense	Amount	% of Total Rental Expense
EIC	Office buildings	$ 39,834	96	$ 37,151	93
EITC	Office buildings	1,091	3	1,286	3
EVA	Parking lots	738	1	1,382	4
		$ 41,663	100	$ 39,819	100

c. Rent expenses incurred for the vessels and slot leased from the related parties are recorded under direct operating costs. Details are set forth below:

	For the years ended December 31,			
	2007		2006	
	Amount	% of Total Vessel and slot Rental Expenses	Amount	% of Total Vessel and slot Rental Expenses
ITS	$ 381,706	9	$ 361,339	6
EMU	232,880	5	717,750	12
GMS	500,757	11	779,539	14
EIS	119,862	3	118,354	2
GESA	1,798,309	40	1,813,302	31
EITC	633,167	14	709,444	12
	$ 3,666,681	82	$ 4,499,728	77

E. Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	December 31, 2007		December 31, 2006	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$ 60,901	9	$ 85,577	6
EITC	24,556	3	24,844	2
GESA	1,663	-	1,932	-
EIS	13,474	2	7,795	-
GMS	9,337	1	10,434	1
ITS	191	-	10,496	1
EMU	4,583	1	17,511	1
	$ 114,705	16	$ 158,589	11

	December 31, 2007		December 31, 2006	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EITC	$ 37	-	$ 91	-
EVA	45	-	37	-
EIC	74,666	12	74,651	5
CCT	3,275	1	3,103	-
EIS	30,065	5	-	-
GESA	1,745	-	-	-
GMS	21,750	4	-	-
EMU	1,113	-	-	-
ITS	1,538	-	-	-
TTSC	270	-	270	-
Others	481	-	430	-
	$ 134,985	22	$ 78,582	5

Accounts payable	December 31, 2007 Amount	% of Account Balance	December 31, 2006 Amount	% of Account Balance
EITC	$ 8,338	-	$ 10,067	1
TTSC	44,357	2	48,870	2
EIC	23,430	1	8,355	-
ESRC	3,728	-	8,673	-
ITS	32,441	2	9,609	-
GMS	28,966	1	8,356	-
EMU	18,679	1	269,965	11
EMI	10,621	1	-	-
EGI	23,319	1	-	-
EIS	67,496	3	383,596	15
Others	5,389	-	690	-
	$ 266,764	12	$ 748,181	29

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided for its related parties are as follows：

	December 31, 2007		December 31, 2006	
GMS	USD	817,706	USD	710,215
PEONY	USD	188,000	USD	187,600
TCT	USD	85,592	USD	76,292
EMU	USD	645,829	USD	587,587
CCT	USD	53,000	USD	53,000
WHITNEY	USD	12,000	USD	12,000
HEMLOCK	USD	-	USD	50,628
ITS	USD	10,000	USD	10,000

(4)Significant contracts with related parties

A. The Company entered into an agreement with EIC for various consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be in effect unless terminated.

B. The Company entered into an agency agreement with EIC. Under the agreement, EIC has served as the Company's agent for cargo forwarding and freight collection since 2002. As of December 31, 2007 and 2006, the amount receivable under the agency agreement was $60,901 and $85,577, respectively.

C. The Company entered into an agreement with ESRC. Under the agreement, ESRC shall

provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office, Kaohsiung office and container yards were $940 and $1,614 per month, respectively. The fees are paid monthly. For long-term contracts, please refer to Note G.

D. The Company entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of native crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of December 31, 2007 and 2006, the debit balances of the accounts are as follows:

	December 31, 2007	December 31, 2006
EIS	$ 13,029	$ 10,748
GMS	10,733	15,484
GESA	4,861	4,895
EMU	5,115	3,337
	$ 33,738	$ 34,464

E. The Company entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, freight collection and payment of expenses incurred in foreign ports. The transactions are recorded under "agency accounts". As of December 31, 2007 and 2006, the balances of the accounts are as follows:

a . Debit balances of agency accounts

	December 31, 2007	December 31, 2006
GMS	$ -	$ 1,279,479
EIC	-	53,517
GESA	27,282	15,434
ITS	1,756,597	121,141
EMI	15,409	40,568
EGT	55,125	67,154
EIS	-	475,594
EGK	-	6,533
EGS	4,328	784
EGI	93,239	10,191
EGU	11,000	-
EES	15	-
EIT	8,629	-
	$ 1,971,624	$ 2,070,395

b. Credit balances of agency accounts

	December 31, 2007	December 31, 2006
EMU	$ 114,884	$ 363,502
EIC	10,468	-
GMS	659,645	-
EIS	413,405	-
EGK	2,019	-
EGD	246	-
EGN	947	-
EGB	2,635	-
EGF	510	-
EGV	42,509	-
	$ 1,247,268	$ 363,502

F. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2007 and 2006 are as follows:

	For the year ended December 31, 2007	For the year ended December 31, 2006
EITC	$ 94,271	$ 94,028
EIS	99,569	90,774
GMS	109,897	131,974
ITS	1,710	-
EMU	59,104	63,451
GESA	21,203	24,603
	$ 385,754	$ 404,830

(5)In order to give back to society, the Company sponsored charities for the public good to Chang Yang-Fa Foundation and Chang Yung-Fa Charity Foundation with $43,000 and $1,500 in 2007 and 2006, respectively.

6.PLEDGED ASSETS

The Company's assets pledged as collateral as of December 31, 2007 and 2006 are as follows:

	Book value		
Pledged asset	December 31, 2007	December 31, 2006	Purpose
Restricted assets-current			
-Time deposits	$ 184,411	$ 134,915	Performance guarantee
Property, plant and equipment	2,717,061	2,742,786	Long-term loan
	$ 2,901,472	$ 2,877,701	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	December 31, 2007	December 31, 2006
Bank of America	USD 5,000	USD 5,000

B. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	December 31, 2007	December 31, 2006
GMS	USD 817,706	USD 710,215
Peony	USD 188,000	USD 187,600
TCT	USD 85,592	USD 76,292
EMU	USD 645,829	USD 587,587
CCT	USD 53,000	USD 53,000
Whitney	USD 12,000	USD 12,000
Hemlock	USD -	USD 50,628
ITS	USD 10,000	USD 10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD 115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period

from 1997 to December 31, 2007. As of December 31, 2007, 7,799,086 units were redeemed and 521,066 units were outstanding, representing 5,210,719 shares of the Company's common stock.

D. As of December 31, 2007, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $20,625,442 and the unutilized credits were $12,496,230.

E. As of December 31, 2007, details of the loading and discharging equipment acquired to support the operations of the No. 4 and No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Forklift	USD	598	USD	120	USD	478

F. As of December 31, 2007, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment were as follows:

Lessor	Amount (in thousand dollars)	
EITC	USD	45,091
GESA		168,683
GMS		11,778
MCC		6,650
ESI		27,366
EIS		3,064
	USD	262,632

G. As of December 31, 2007, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC amounted to $32,728 thousand.

H. As of December 31, 2007, the guaranteed notes issued by the Company for loans borrowed amounted to $3,073,500.

8.SIGNIFICANT CATASTROPHE

NONE.

9.SUBSEQUENT EVENTS

On December 24, 2007,the Company's Board of Directors resolved to participate in the capital increase of Taipei Port Container Terminal Corporation as an original stockholder. In addition, the Company had paid the full amount on March 25, 2008 and completed the registration procedures. The Company paid $10 for each share and received 30,000 thousand new shares, amounting to $300,000.

10.OTHERS

(1)Fair value information of financial instruments:

	December 31, 2007		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$ 4,499,197	$ -	$ 4,499,197
Notes and accounts receivable	1,323,537	-	1,323,537
Financial assets at fair value through profit or loss			
Equity securities	25,364	25,364	-
Beneficiary certificates	1,152,081	1,152,081	-
Other financial assets-current	105,727	-	105,727
Restricted assets-current	184,411	-	184,411
Available-for-sale financial assets-non current	772,064	772,064	-
Financial assets carried at cost-non current	1,536,146	-	-
Debt investments with no active market-non current	12,157	-	-
Long-term receivable including current portion	64,963	-	64,963
Refundable deposits	38,641	-	38,641
Liabilities			
Notes and accounts payable	6,178,116	-	6,178,116
Corporate bonds payable(including current portion)	2,301,964	-	2,301,964
Long-term loans(including current portion)	6,149,298	-	6,149,298
Guarantee deposits received	64	-	64
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	12,349	-	12,349
Currency exchange contracts (CCS)	7,820	-	7,820
Oil swap	54,343	-	54,343
Structured and equity-linked financial instruments	220,581	-	220,581
Liabilities			
Interest rate swap (IRS)	12,265	-	12,265
Currency exchange contracts (CCS)	416,074	-	416,074
Foreign exchange option (FX Option)	289,230	-	289,230
Oil swap	350,037	-	350,037
Conversion right of stock	9,004	-	9,004

	December 31, 2006		
		Fair value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments			
Assets			
Cash and cash equivalents	$ 3,452,533	$ -	$ 3,452,533
Notes and accounts receivable	2,565,042	-	2,565,042
Financial assets at fair value through profit or loss			
Bonds investments	14,015	14,015	-
Equity securities	82,030	82,030	-
Beneficiary certificate	2,794,173	2,794,173	-
Other financial assets-current	106,083	-	106,083
Restricted assets-current	134,915	-	134,915
Available-for-sale financial assets-non current	625,488	625,488	-
Financial assets carried at cost-non current	2,195,805	-	-
Debt investments with no active market-non current	11,131	-	-
Long-term receivable including current portion	349,916	-	349,916
Refundable deposits	37,298	-	37,298
Liabilities			
Short-term debts	834,000	-	834,000
Notes and accounts payable	7,315,854	-	7,315,854
Corporate bonds payable(including current portion)	7,125,814	-	7,125,814
Long-term loans(including current portion)	7,293,333	-	7,293,333
Guarantee deposits received	515	-	515
Derivative financial instruments			
Assets			
Interest rate swap (IRS)	34,179	-	34,179
Currency exchange contracts (CCS)	2,942	-	2,942
Oil swap	1,864	-	1,864
Structured and equity-linked financial instruments	441,406	-	441,406
Liabilities			
Interest rate swap (IRS)	40,585	-	40,585
Currency exchange contracts (CCS)	14,822	-	14,822
Foreign exchange option (FX Option)	234,241	-	234,241
Oil swap	438,291	-	438,291
Conversion right of stock	9,004	-	9,004

The unrealized loss that the Company recognized for the years ended December 31, 2007 and

2006 due to changes in fair value estimated using a valuation technique were $1,097,767 and $430,101, respectively.

(2)The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

a. The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable (payable), other financial assets, restricted assets, refundable deposits, short-term debts, short-term bills payable and guarantee deposits received.

b. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Company.

c. Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Company has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in the income statement when the financial asset is derecognized, impaired or amortized.

d. Financial assets carried at the cost consist of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

e. Long-term accounts receivable are interest-bearing financial assets with floating interest rate, thus the carrying value is close to the fair value.

f. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents their fair value.

g. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

h. Financial liabilities carried at costs are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance to the rules stipulated in the "Guidelines for Preparation of Financial Statements by Securities Issuers".

i. The fair values of derivative financial instruments, except for corporate bonds payable are determined based on the estimated amounts to be received or paid if the Company terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Company's derivative financial instruments.

(3)As of December 31, 2007 and 2006, the financial assets with fair value risk due to the change of interest rate amounted to $12,349 and $34,179, respectively, the financial liabilities with fair value risk due to the change of interest rate amounted to $12,265 and $40,585, respectively, and the financial assets with cash flow risk due to the change of interest rate amounted to $1,499,842 and $657,982, respectively, the financial liabilities with cash flow risk due to the change of interest rate amounted to $6,149,298 and $7,233,333, respectively.

(4)For the years ended December 31, 2007 and 2006, total interest income (calculated using the effective interest method) for financial assets and financial liabilities that are not at fair value through profit or loss amounted to $171,390 and $151,467, total interest expense (calculated using the effective interest method) for financial assets and financial liabilities that are not at fair value through profit or loss amounted to $170,877 and $148,723 respectively.

(5)Risk Policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Company also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate variations

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed and floating interest rates methods in issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

As of December 31, 2007, the carrying values of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

a. Fixed interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$ 2,955,636	$ -	$ -	$ -	$ 2,955,636
Corporate bonds	(1,000,000)	-	-	-	(1,000,000)
Bank loan	(500,000)	-	-	-	(500,000)

b. Floating interest rate

	Within 1 year	1~2 years	2~3 years	Over 3 years	Total
Cash and cash equivalents	$ 1,499,842	$ -	$ -	$ -	$ 1,499,842
Bank loan	(533,333)	(266,666)	-	-	(799,999)
〃	(666,667)	(666,667)	-	-	(1,333,334)
〃	(48,274)	(96,548)	(96,548)	(103,445)	(344,815)
〃	-	(500,000)	-	-	(500,000)
〃	-	-	-	(2,371,150)	(2,371,150)
〃	-	-	-	(300,000)	(300,000)
Corporate bonds	(500,000)	-	-	-	(500,000)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus do not have inherent interest rate risk.

<u>Exchange rate risk</u>

Although the Company is exposed to exchange rate risk, the Company has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans, etc.

<u>Credit risk</u>

The Company only deals with third parties with good credit standing. In compliance with the Company's policies, strict credit assessment is to be performed by the Company prior to providing credit to customers. The occurrence of bad debts is also minimized by the Company's practice of continuously monitoring and assessing collections on accounts and notes receivables and making adjustments to the credit terms granted to each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Company only deals with third parties with qualifying credit standings, no collateral is required by

the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed as below:

	December 31, 2007	
Financial instruments	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Equity securities	$ 25,364	$ 25,364
Beneficiary certificates	1,152,081	1,152,081
Interest rate swap	12,349	12,349
Currency exchange swap	7,820	7,820
Oil swap	54,343	54,343
Others	220,581	220,581
Available-for-sale financial assets-non current		
Equity securities	772,064	772,064
Financial assets carried at cost-non current		
Stock	1,536,146	1,536,146
Bonds investment with no active market-non current		
Corporate bonds	12,157	12,157

	December 31, 2006	
Financial instruments	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Bond investment	$ 14,015	$ 14,015
Equity securities	82,030	82,030
Beneficiary certificates	2,794,173	2,794,173
Interest rate swap	34,179	34,179
Currency exchange swap	2,942	2,942
Others	441,406	441,406
Derivative financial assets for hedging-current		
Oil swap	1,864	1,864
Available-for-sale financial assets-non current		
Equity securities	625,488	625,488
Financial assets carried at cost-non current		
Stock	2,195,805	2,195,805
Bonds investment with no active market-non current		
Corporate bonds	11,131	11,131

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all

contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(6)Hedging activity

Cash flow hedge

The Company also engages in oil hedging transactions to minimize oil cost arising from variations in oil price. The Company compares the oil price and settles the contracts by cash to offset the oil cost (an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Company holds interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated for hedging instrument				
	Financial instrument was designated for Hedging	Fair value			Period of gain (loss) recognized
Hedge item	instrument	December 31, 2007	December 31, 2006	Period of anticipated cash flow	in income statements
Floating interest debts	Interest rate swap	($ 3,892)	($ 11,944)	02~08	02~08
Expected oil transaction	Oil swap	-	(249,905)	04~08	04~08

Items	December 31, 2007	December 31, 2006
Adjustment amount in equity	$ 193,469	($ 267,194)
Adjustment amount from equity to income statement	(193,469)	267,194
Adjustment amount from equity to non financial assets (liabilities)	-	-

11. ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURE

(1) Related information of significant transactions

A. Endorsements and guarantees provided during the year ended December 31, 2007

(Note 1) Number	Endorser/guarantor	Party being endorsed/guaranteed	(Note 2) Relationship with the endorser/guarantor	Limit on endorsements/guarantees provided for a single party	Maximum outstanding endorsement/guarantee amount during the year ended December 31, 2007	Outstanding endorsement/guarantee amount at December 31, 2007	Amount of endorsements/guarantees secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	(Note 3) Ceiling on total amount of endorsements/guarantees provided
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 128,810,606	$ 27,638,656 (USD 838,806)	$ 26,560,315 (USD 817,706)	$ -	41.24%	$ 161,013,258
0	Evergreen Marine Corporation	Peony Investment S.A.	2	128,810,606	7,054,281 (USD 212,600)	6,106,522 (USD 188,000)	-	9.48%	
0	Evergreen Marine Corporation	Evergreen Marine (UK) LTD.	3	128,810,606	20,977,485 (USD 645,829)	20,977,485 (USD 645,829)	-	32.57%	
0	Evergreen Marine Corporation	Taranto Container Terminal S.P.A. (NOTE 5)	1	186,809	2,780,151 (USD 85,592)	2,780,151 (USD 85,592)	-	4.32%	
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	128,810,606	398,172 (USD 12,000)	389,778 (USD 12,000)	-	0.61%	
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	32,202,652	1,758,593 (USD 53,000)	1,721,520 (USD 53,000)	-	2.67%	
0	Evergreen Marine Corporation	Italia Marittima S.P.A.	1	916,617	331,810 (USD 10,000)	324,815 (USD 10,000)	-	0.50%	

Note 1: The way filling in as following :

"0" denotes the issuer.

The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statements, the amount should be interpreted by the Com

Note 4: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 250% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company: NT$64,405,303 thousand * 250% = NT$161,013,258 thousand

Note 5: The amount of endorsements and guarantees provided by the Company to related enterprise, Taranto Container Terminal S.P.A. (TCT), is in excess of the maximum amount prederdermined by the Company's credit policy. The Company has set out an improvement plan to deal with the issue of providing endorsements and guarantees in excess of the maximum limits. The correspond banks with TCT have accepted the requisition of providing endorsements and quarantees cancelled. The internal process of the banks will be completed before June 2008.

B. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 48,998,704	100	$ 48,998,704	
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	69,956	55	69,956	
	Charng Yang Development Co., Ltd.	Investee company accounted for under the equity method	〃	36,680	464,831	40	464,831	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,561,859	39.74	6,424,544	12/31 price
	Evergreen Security Corporation	〃	〃	4,000	53,677	31.25	53,677	
	EVA Airways Corporation	〃	〃	750,571	8,559,094	19.37	10,132,712	12/31 price
	Taipei Port Container Terminal Corporation	〃	〃	34,000	327,546	20	327,546	
	Power World Fund Inc.	None	Financial assets carried at cost-non current	1,460	14,602	5.68	-	Unable to acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.51	-	〃
	GRETEC Construction Corp.	〃	〃	3,500	43,750	17.5	-	〃
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	〃
	Toplogis, Inc.	〃	〃	2,464	22,100	14.79	-	〃
	Central Reinsurance Corp.	〃	Available-for-sale financial assets-non current	44,343	702,844	8.45	702,844	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,403	69,220	0.03	69,220	
	China Man-Made Fiber Corporation	〃	Financial assets held for trading	22	251	-	251	
	SHIH WEI Navigation Co., Ltd.	〃	〃	50	2,725	-	2,725	
	ACHEM Technology Corp.	〃	〃	150	2,715	-	2,715	
	Solar Applied Materials Technology Corp.	〃	〃	10	1,150	-	1,150	
	Sunfar Computer Co. Ltd.	〃	〃	404	18,253	-	18,253	

B. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)	Book value	Ownership (%)	Market value	Remark
Evergreen Marine Corporation	Mutual Fund:							
	Taishin Lucky Fund	None	Financial assets held for trading	24,002	$ 250,154		$ 250,154	
	YUANTA Global Realty & Infrastructure Fund-Accumulation	〃	〃	7,000	63,700		63,700	
	Polaris De-Li Fund	〃	〃	8,497	130,000		130,000	
	TLAM Asia Pacific REITs Fund	〃	〃	500	4,995		4,995	
	JF First Bond Fund	〃	〃	9,752	139,200		139,200	
	The Rsit Enhanced Bond Fund	〃	〃	16,895	189,332		189,332	
	Yuanta Wan Tai Bond Fund	〃	〃	3,681	52,230		52,230	
	NITC Global REITs Fund	〃	〃	2,000	17,436		17,436	
	Cathay Global Infrastructure Fund	〃	〃	2,588	28,991		28,991	
	HSBC Taiwan Dragon Fund	〃	〃	1,534	24,022		24,022	
	HUA NAN Private placed Bond Fund No.1	〃	〃	1,972	20,253		20,253	
	Polaris Di-Po Fund	〃	〃	13,078	147,315		147,315	
	Lydia Capital Alternative Investment Fund	〃	〃	400	84,452		84,452	
	Foreign Corporation Bonds:							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	〃	Debt investment with no active market - non current	16	12,157		12,157	

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiany Certificates: POLARIS DI-PO Fund	Financial assets held for trading	Open market transaction	None	9,480	$ 105,000	15,121	$ 170,000	11,523	$ 128,094	$ 127,968	$ 126	13,078	$ 147,032
	JF(Taiwan) Bond Fund	〃	〃	〃	7,350	112,000	8,405	130,000	15,755	242,358	242,000	358	-	-
	YUANTA Global Asset Securitization Balanced Income Fund-Accumulation	〃	〃	〃	-	-	11,000	110,000	11,000	110,000	110,000	-	-	-
	TIIM High Yield Fund	〃	〃	〃	21,119	262,000	2,382	30,000	23,501	292,346	292,000	346	-	-
	GRAND CATHAY FUND	〃	〃	〃	-	-	5,663	100,000	5,663	104,587	100,000	4,587	-	-
	Jih Sun Mortgage Backed Securities Fund	〃	〃	〃	-	-	14,000	140,000	14,000	136,636	140,000	(3,364)	-	-
	NITC Private Placement Global Fixed Income Arbitrage Fund	〃	〃	〃	10,000	100,000	-	-	10,000	104,051	100,000	4,051	-	-
	Truswell Global Fixed Income Fund of Fund	〃	〃	〃	12,000	120,000	-	-	12,000	124,424	120,000	4,424	-	-
	Polaris De-Li Fund	〃	〃	〃	-	-	15,045	230,000	6,548	100,041	100,000	41	8,497	130,000

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiany Certificates: Fuh-Hwa Bond Fund	Financial assets held for trading	Open market transaction	None	3,007	$ 40,000	10,095	$ 150,000	13,102	$ 190,213	$ 190,000	$ 213	-	$ -
	Mega Diamond Bond Fund	〃	〃	〃	-	-	21,421	250,000	21,421	250,116	250,000	116	-	-
	JF First Bond Fund	〃	〃	〃	-	-	9,752	139,000	-	-	-	-	9,752	139,000
	ING Taiwan Income Fund	〃	〃	〃	-	-	15,569	250,000	15,569	250,111	250,000	111	-	-
	Dresdner Bond Dam Fund	〃	〃	〃	-	-	21,272	250,000	21,272	250,252	250,000	252	-	-
	Taishin Lucky fund	〃	〃	〃	-	-	24,002	250,000	-	-	-	-	24,002	250,000
	Fuhwa Bond fund	〃	〃	〃	-	-	15,435	200,000	15,435	200,028	200,000	28	-	-
	NITC Taiwan Bond Fund	〃	〃	〃	-	-	10,498	150,000	10,498	150,093	150,000	93	-	-
	The Rsit Enhanced Bond Fund	〃	〃	〃	-	-	21,403	239,000	4,508	50,020	50,000	20	16,895	189,000

C. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficiany Certificates:													
	Yuanta Wan Tai Bond fund	Financial assets held for trading	Open market transaction	None	-	$ -	13,557	$ 192,000	9,876	$ 140,000	$ 139,869	$ 131	3,681	$ 52,131
	IBT Ta Chong Bond Fund	〃	〃	〃	-	-	9,841	130,000	9,841	130,031	130,000	31	-	-
	Capital Money Market Fund	〃	〃	〃	-	-	7,285	110,000	7,285	110,079	110,000	79	-	-
	PCA Well Pool fund	〃	〃	〃	-	-	95,301	1,210,000	95,301	1,210,576	1,210,000	576	-	-
	Global Fixed Income Portfolio-B	〃	〃	〃	-	-	5	148,978	5	142,638	148,978	(6,340)	-	-

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 848,033	3.29%	30~60 days	$ -	-	($ 8,338)	0.36%	
			Sales	102,540	0.37%	30~60 days	-	-	24,593	1.82%	
	Evergreen International Corp.	Investee of the Company's major stockholder	Sales	2,007,331	7.21%	30~60 days	-	-	135,567	10.03%	
			Purchases	378,970	1.47%	30~60 days	-	-	(23,430)	1.02%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	742,019	2.88%	30~60 days	-	-	(44,357)	1.93%	
	Evergreen Marine (UK) Limited	Indirect subsidiary of the Company	Purchases	233,047	0.90%	30~60 days	-	-	(18,679)	0.81%	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Sales	324,647	1.17%	30~60 days	-	-	31,087	2.30%	
			Purchases	466,998	1.81%	30~60 days	-	-	(28,966)	1.26%	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,792,169	6.95%	30~60 days	-	-	-	-	
	Evergreen International S.A.	Major stockholder	Purchases	119,952	0.47%	30~60 days	-	-	(67,496)	2.93%	
	Italia Marittima S.P.A.	Investee of the Company's subsidiary with significant influence	Sales	136,061	0.49%	30~60 days	-	-	1,729	0.13%	
			Purchases	392,106	1.52%	30~60 days	-	-	(32,441)	1.41%	

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at December 31, 2007

					Overdue receivables			
Creditor	Counterparty	Relationship with the Company	Balance as at December 31, 2007	Turnover rate	Amount	Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major stockholder	$ 135,567		-	-	$ 50,241	-

(2)Disclosure information of investee company

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100	$ 48,998,704	$ 7,973,542	$ 7,990,833	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Szu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55	69,956	9,742	4,641	〃
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	36,680	40	464,831	94,834	37,933	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,561,859	898,752	412,597	〃
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	53,677	21,934	5,292	〃
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd.,Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	9,267,879	750,571	19.37	8,559,094	(1,871,918)	(362,585)	〃
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo	340,000	340,000	34,000	20	327,546	(13,404)	(2,681)	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100	USD 961,006	USD 176,029	USD 176,029	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100	USD 558	USD 11	USD 11	〃
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100	USD 79,203	USD 12,172	USD 12,172	〃
	Evergreen Marine (UK) Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51	USD 142,443	USD 97,754	USD 49,854	〃
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 38,097	USD 3,182	USD 2,687	〃
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 10,749	USD 1,694	USD 1,614	〃
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 344	USD 432	USD 75	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as at December 31, 2007			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Balance as at 12/31/2007	Balance as at 1/1/2007	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	PT. Evergreen Shipping Agency Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 517	USD 258	-	51	USD 1,433	USD 1,378	USD 351	Indirect subsidiary of the Company
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50	USD 15,656	(USD 9,684)	(USD 4,842)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49	USD 183,604	USD 5,739	USD 2,812	〃
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,505	USD 975	USD 195	〃
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,385	USD 263	USD 144	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114 Huangho E Rd., Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,913	USD 1,463	USD 549	Investee company of Peony accounted for under equity method

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Ningbo Victory Container Co., Ltd.	No.201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related	USD 1,199	USD 1,199	-	40	USD 2,242	USD 1,217	USD 487	Investee company of Peony accounted for under equity method
	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing and related activities	USD 2,000	USD 1,000	-	20	USD 2,059	(USD 267)	(USD 53)	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and Loading	USD 28,636	USD 28,636	12,250	48.18	USD 24,635	USD 1,903	USD 947	〃
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 438	USD 219	765	51.00	USD 3,856	USD 1,496	USD 382	Indirect subsidiary of the company
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 476	USD 238	408	51.00	USD 2,519	USD 3,558	USD 907	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Evergreen Shipping Agency (Korea) Corp.	15th Fl, Korea Express Center, 83-5,4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 564	USD 238	121	100.00	USD 4,398	USD 690	USD 345	Indirect subsidiary of the Company
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 1,750	4	70.00	USD 3,610	(USD 68)	(USD 47)	〃
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 22	USD 11	100	99.997	USD 350	USD 933	USD 466	〃
	Evergreen Shipping Agency (Australia) Pty. Ltd	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD -	USD -	1	51.00	USD 468	USD 633	USD 162	〃
	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg, Germany	Shipping agency	USD 90	USD -	-	100.00	USD 8,254	USD 178	USD 0	Indirect subsidiary of the Company (New purchase this period, so not recognized investment income/loss)
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD -	USD -	-	100.00	USD 115	USD 74	USD 0	〃
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 7,642	USD -	-	100.00	USD 3,977	USD 436	USD 0	〃

A.The Investee, location and related information as follows:

Investor	Investee	Location	Main activities	Initial investment amount: Balance as at 12/31/2007	Initial investment amount: Balance as at 1/1/2007	Shares held as at December 31, 2007: No. of shares (in thousands)	Shares held as at December 31, 2007: Ownership (%)	Shares held as at December 31, 2007: Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony investment S.A.	Evergreen Shipping Agency (Poland) SP. ZO. 0	UL. POSTEPU 18, 02-676 WARSZAWA, POLAND	Shipping agency	USD 69	USD -	-	100.00	USD 662	USD 19	USD 0	Indirect subsidiary of the Company (New purchase this period, so not recognized investment income/loss)
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 503	USD -	100	99.99	USD 35	(USD 123)	USD 0	〃
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 PARIS LA DEFENSE CEDEX-FRANCE	Shipping agency	USD 146	USD -	1	99.40	USD 1,043	USD 328	USD 0	〃
	Evergreen Shipping (Spain) S.L.	CALLE SIETE AGUAS, 11 ENTLO. 46023 VALENCIA, SPAIN	Shipping agency	USD 486	USD -	3	55.00	USD 3,905	USD 5,826	USD 0	〃
	Evergreen Shipping Agency (Italy) S.P.A.	SCALI CERERE, 9 LIVORNO ITALY	Shipping agency	USD 1,619	USD -	1	55.00	USD 2,193	USD 871	USD 0	〃
	Evergreen Shipping Agency (Russia) Limited	6 Sofiyskaya Street, ST Petersburg, 192236 RUSSIA	Shipping agency	USD 124	USD -	-	51.00	USD 850	USD 1,134	USD 0	〃
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St. Dist 1., HCMC, Vietnam	Shipping agency	USD 345	USD -	-	51.00	USD 456	USD 30	USD 0	〃

A.The Investee, location and related information as follows:

				Initial investment amount		Shares held as at December 31, 2007					
Investor	Investee	Location	Main activities	Balance as at 12/31/2007	Balance as at 1/1/2007	No. of shares (in thousands)	Ownership (%)	Book value	Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
Peony Investment S.A.	Green Peninsula Agencies SDM. BHD.	NO.7, JALAN JURUTERA U1/23, SECTION U1, HICOM GLENMARIE INDUSTRIAL PARK,	Investment holding company	USD 450	USD -	1,500	30.00	USD 7,174	USD 4,384	USD 0	Investee company of Peony accounted for under equity method (New purchase this period, so not recognized investment income/loss)

B. Loans granted during the year ended December 31, 2007

Number	Creditor	Borrower	General ledger account	Maximum outstanding balance during the year ended December 31, 2007	Balance at December 31, 2007	Interest rate	Nature of loan	Amount of transactions with the borrower	Reason for short-term financing	Allowance for doubtful accounts	Collateral		Limit on loans granted to a single party	Ceiling on total loans granted
											Item	Value		
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties	USD 1,250	USD 1,250	5.516~5.917	2	USD 0	Working capital requirement	USD 0	-	USD 0	NTD 12,881,061	NTD 25,762,121
2	Clove Holding Ltd.	Island Equipment LLC.	〃	USD 8,931	USD 8,931	6.23	2	USD 0	〃	USD 0	-	USD 0	NTD 12,881,061	NTD 25,762,121
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 3,721	USD 3,721	6.23	2	USD 0	〃	USD 0	-	USD 0	NTD 12,881,061	NTD 25,762,121

Note1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note2: Limit on loans extended

1.According to the company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:
The Company: NT$64,405,303 thousand * 20% = NT$12,881,061 thousand

2.According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:
The Company: NT$64,405,303 thousand * 40% = NT$25,762,121 thousand

C. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD	79,203	100.00	USD	79,203	
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD	8,254	100.00	USD	8,254	
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD	115	100.00	USD	115	
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD	4,398	100.00	USD	4,398	
	Evergreen Shipping Agecny (Netherlands) B.V.	〃	〃	-	USD	3,977	100.00	USD	3,977	
	Evergreen Shipping Agency (Poland) SP. ZO. O	〃	〃	-	USD	662	100.00	USD	662	
	Greencompass Marine S.A.	〃	〃	3,535	USD	961,006	100.00	USD	961,006	
	Vigor Enterprise S.A.	〃	〃	5	USD	558	100.00	USD	558	
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD	350	99.997	USD	350	
	Evergreen Argentina S.A.	〃	〃	100	USD	35	99.99	USD	35	
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD	1,043	99.40	USD	1,043	
	PT Multi Bina Pura International	〃	〃	68	USD	10,749	95.30	USD	10,749	
	Pt Multi Binatransport	〃	〃	2	USD	344	17.39	USD	344	
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD	38,097	84.44	USD	38,097	
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD	3,610	70.00	USD	3,610	
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD	3,905	55.00	USD	3,905	
	Evergreen Shipping Agency (Italy) S.P.A.	〃	〃	1	USD	2,193	55.00	USD	2,193	
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD	3,385	55.00	USD	3,385	
	Evergreen Marine (UK) Ltd.	〃	〃	765	USD	142,443	51.00	USD	142,443	
	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	468	51.00	USD	468	

C. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007 Number of shares (in thousands)	Book value		Ownership (%)	Market value		Remark
Peony Investment S.A.	Evergreen Shipping Agency (Russia) Limited	〃	〃	-	USD	850	51.00	USD	850	
	Evergreen Shipping Agency (Singapore) Pte Ltd.	〃	〃	765	USD	3,856	51.00	USD	3,856	
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	2,519	51.00	USD	2,519	
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	456	51.00	USD	456	
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,433	51.00	USD	1,433	
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	15,656	50.00	USD	15,656	
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	183,604	49.00	USD	183,604	
	Evergreen Container Terminal (Thailand) Limited	〃	〃	12,250	USD	24,635	48.18	USD	24,635	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD	2,242	40.00	USD	2,242	
	Qingdao Evergreen Container Transportation Co., Ltd.	〃	〃	-	USD	5,913	40.00	USD	5,913	
	Green Peninsula Agencies SDM, BHD	〃	〃	1,500	USD	7,174	30.00	USD	7,174	
	Shanghai JIFA Logistics Co., Ltd.	〃	〃	-	USD	8,505	21.0634	USD	8,505	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,059	20.00	USD	2,059	
	Dongbu Pusan Container Terminal Co., Ltd.	None	Financial assets carried at cost-non current	300	USD	1,556	15.00	USD	1,556	
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492	
	Colombo-South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of the Peony	Long-term equity Investment accounted for by the equity method	8	USD	1,441	72.95	USD	1,441	
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD	28,699	90.00	USD	28,699	
	Classic Outlook Investment Ltd.	Investee of the Clove accounted for cost method	Financial assets carried at cost-non current	-	USD	102,359	2.25	USD	102,359	
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-	

C. Marketable securities held as at December 31, 2007

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2007						Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value		
Clove Holding Ltd.	Island Equipment LLC	Indirect subsidiary of the Peony	Long-term equity Investment accounted for by the equity method	-	USD	958	36.00	USD	958	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of the Ample accounted for by equity method	〃	22,860	USD	63,694	40.00	USD	63,694	
Island Equipment LLC	Whitney Equiment LLC	Investee of the Island accounted for by equity method	〃	-	USD	1,097	100.00	USD	1,097	
	Hemlock Equipment LLC	〃	〃	-	USD	1,761	100.00	USD	1,761	
Evergreen Marine (UK) Limited	Island Equipment LLC	Indirect subsidiary of the Peony	〃	-	USD	399	15.00	USD	399	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Investee of the EMU accounted for by equity method	〃	-	USD	2,000	20.00	USD	2,000	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of the Peony	〃	-	USD	5,140	100.00	USD	5,140	
Armand Estate (Nether lands) B.V.	Taiwan Terminal Services Co., Ltd.	Investee of the Armand Estate B.V. accounted for by equity method	〃	17,000	USD	5,042	10.00	USD	5,042	
Greencompass Marine S.A.	UBS-Forward Arbitrage Strategy Note	None	Financial assets at fair value through profit or loss-current	50	USD	4,683	0.00	USD	4,683	
	Lydia Capital Alternative Investment Fund	〃	〃	8	USD	488	0.00	USD	488	
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service	〃	〃	4	THB	1,160	2.00	THB	1,160	
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of the EGD accounted for cost method	〃	-	EUR	18	100.00	EUR	18	
	Zoll Pool	〃	〃	-	EUR	10	6.25	EUR	10	

D. Acquisition or sale of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

					Balance as at January 1, 2007		Addition		Disposal				Balance as at December 31, 2007	
Investor	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Greencompass Marine S.A.	Investec Global Energy Fund	Financial assets held for trading	Open market transaction	None	17	USD 5,000	-	USD -	17	USD 4,508	USD 5,000	(USD 492)	-	USD -

E. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital during the year ended December 31, 2007

			Transaction				Differences in transaction terms compared to third party transactions		Notes/accounts receivable (payable)		
Purchaser/seller	Counterparty	Relationship with the Company	Purchases (sales)	Amount	Percentage of total purchases (sales)	Credit term	Unit price	Credit term	Balance	Percentage of total notes/accounts receivable (payable)	Remark
Evergreen Marine (UK) Limited	Evergreen Marine Corp.	The parent	Sales	GBP 3,614	0.60%	30-60 days	$ -	-	GBP 271	0.55%	
	〃	〃	Purchases	GBP 1,213	0.22%	30-60 days	-	-	GBP -	-	
Greencompass Marine S.A.	〃	〃	Sales	USD 14,844	0.65%	30-60 days	-	-	USD -	-	
	Evergreen International S.A.	Related Party	Sales	USD 8,322	0.37%	30-60 days	-	-	USD -	-	
	Evergreen Marine Corp.	〃	Purchases	USD 6,541	0.32%	30-60 days	-	-	USD -	-	
	Evergreen International S.A.	〃	〃	USD 11,377	0.55%	30-60 days	-	-	USD -	-	
	Evergreen Heavy Industrial Corp. (M) Berhad	〃	〃	USD 35,343	1.71%	30-60 days	-	-	USD -	-	
	Italia Marittima S.P.A.	〃	Sales	USD 3,650	0.16%	30-60 days	-	-	USD 300	0.13%	
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	〃	〃	RM 122,129	33.28%	45 days	-	-	RM -	-	
	Evergreen International S.A.	〃	〃	RM 177,299	48.31%	45 days	-	-	RM 26,367	100.00%	
	Italia Marittima S.P.A.	〃	〃	RM 67,522	18.40%	45 days	-	-	RM -	-	

F. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital as at December 31, 2007

Creditor	Counterparty	Relationship with the Company	Balance as at December 31, 2007	Turnover rate	Overdue receivables: Amount	Overdue receivables: Action taken	Amount collected subsequent to the balance sheet date	Allowance for doubtful accounts
Evergreen Marine (UK) Limited	Island Equipment LLC.	Indirect subsidiary of the Peony	USD 3,721		USD -	-	USD -	USD -
Clove Holding Ltd.	Island Equipment LLC.	"	USD 8,931		USD -	-	USD -	USD -
Evergreen Heavy Industrial Corp. (M) Berhad	Evergreen International S.A.	Related party	RM 26,367		RM -	-	RM 26,367	RM -

Evergreen Marine Corporation and Subsidiaries — Greencompass Marine S. A.
Derivative financial instrument transactions
December 31, 2007

A. Derivative financial instruments transactions:

(a) The contract amounts (or notional principal) and credit risk (expressed in thousand dollars)

	December 31, 2007			
Financial Instruments	Notional Principal (Contract Amount)		Credit Risk	
Interest rate swaps (IRS)	USD	149,204	USD	179
Currency exchange swap (CCS)	USD	444,000	USD	86

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event of counterparties' default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(b) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. The foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(c) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and forward exchange options, no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is dominant. In addition, since the interest rates, exchange rates and prices are predetermined, no significant cash flow risk is expected.

(d) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Company are held for trading and non-trading purposes. The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Company focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(e) Financial statement disclosures for derivative financial instruments

a) Interest Rate Swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

b) Foreign Exchange Option:

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

B. Fair values of financial instruments

	December 31, 2007			
Derivative financial instruments	Carrying Value		Fair Value	
Interest rate swaps(IRS)	USD	149	USD	149
Currency exchange swaps(CCS)	USD	(11,872)	USD	(11,872)

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in capital	Investment method (Note1)	Accumulated amount of remittance to Mainland China as of January 1, 2007	Amount remitted to Mainland China during the year	Amount remitted back to Taiwan during the year	Accumulated amount of remittance to Mainland China as of December 31, 2007	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the year (Note 2)	Book value of investments in Mainland China as of December 31, 2007	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2007
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation ,container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$ 194,889 (USD 6,000)	$ -	$ -	$ 194,889 (USD 6,000)	21.06	$ 6,396 (USD 195)	$ 276,255 (USD 8,505)	$ -
Ningbo Victory Container Co., Ltd.	Inland container transportation. container storage, loading and discharging	RMB24,119	(2)	$ 33,066 (USD 1,018)	$ -	$ -	$ 33,066 (USD 1,018)	40.00	$ 15,972 (USD 487)	$ 72,824 (USD 2,242)	$ -
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$ 144,445 (USD 4,447)	$ -	$ -	$ 144,445 (USD 4,447)	40.00	$ 18,006 (USD 549)	$ 192,063 (USD 5,913)	$ -
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair cleaning and related activities	RMB44,960	(2)	$ 101,797 (USD 3,134)	$ -	$ -	$ 101,797 (USD 3,134)	55.00	($ 4,723) (USD -144)	$ 109,950 (USD 3,385)	$ -

Investee in Mainland China	Main activities	Paid-in capital	Investment method	Accumulated amount of remittance to Mainland China as of January 1, 2007	Amount remitted to Mainland China during the year	Amount remitted back to Taiwan during the year	Accumulated amount of remittance to Mainland China as of December 31, 2007	Ownership held by the Company (direct and indirect)	Investment income (loss) recognized by the Company for the year	Book value of investments in Mainland China as of December 31, 2007	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2007
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	$ 26,253 (HKD 6,304)	$ -	$ -	$ 26,253 (HKD 6,304)	6.85	$ -	$ 26,253 (HKD 6,304)	$ -
Kingtrans Intl. Logistics (Tianjin) Co.,Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD10,000	(2)	$ 64,963 (USD 2,000)	$ 64,963 (USD 2,000)	$ -	$ 129,926 (USD 4,000)	40.00	($ 1,738) (USD -53)	$ 131,842 (USD 4,059)	$ -

Balance of Investments in Mainland China as at December 31, 2007	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note 3)	Quota of Investments in Mainland China Imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)	
$630,376 (USD 18,599) (HKD 6,304)	$1,172,322 (USD 36,092)	Net worth under $5,000,000 (40%)	$ 2,000,000
		Net worth between $5,000,000 and $10,000,000 (30%)	1,500,000
		Net worth over $10,000,000 (20%)	11,939,536
			$ 15,439,536

(Net worth of the Company: NT$ 69,697,680)

Note 1: Investments in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country

(2) Via a new investee to be set up in a third country

(3) Via an existing investee set up in a third country

(4) Investing directly in Mainland China

(5) Others

Note 2: Investment income (loss) for the year

"(1)" denotes that the investee is still in the start-up stage.

"(2)" denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor

(b) Based on the investee's financial statements audited by the Company's auditor

(c) Others

Note 3: The numbers in this table should be expressed in New Taiwan dollars.

12. SEGMENT INFORMATION

(1) Financial information by industries

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

(2) Financial information by geographical areas

The Company is engaged in international marine transportation. Dealings with foreign ports, such as port formalities relating to arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred with foreign ports, are handled by overseas shipping agents. Therefore, no disclosure is required.

(3) Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

(4) Information on major customers

The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.

END